DC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 24, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2006

Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Re: ConocoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by António L. Quintas. We also have received a letter from the proponent dated December 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: António L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

1163165

BAKER BOTTS L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 22, 2005

001349.0165

Tull R. Florey
TEL +1 713.229.1379
FAX +1 713.229.2779
tull.florey@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Antonio L. Quintas – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Antonio L. Quintas (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On November 14, 2005, the Company received the enclosed letter dated November 7, 2005 containing the Proposal and requesting its inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal is premised upon the idea that the "current scheme for the compensation of non-employee directors of ConocoPhillips is not fair." The Proposal continues:

> In 2004 the Chairman of the Audit and Finance Committee worked the most, based on the number of meetings held, but received, per meeting, less than the Chairman of the Public Policy Committee.

> The members of the Executive Committee worked the least, but received, per meeting on average, 70% more than the members of the Audit Committee, and 120% more than the members of the Compensation Committee.
>
> The same occurred in 2003; it is not fair, the directors who work the most should receive the most.
>
> It is recommended to the Board, and the Compensation Committee in particular, a change in the remuneration of non-employee directors, so that for a day's work, including travel time to and from the meetings, they should receive approximately the same. And that the supplement should be equal for all; there should not be first, second, and third class chairs, as it is the case now, as far as the chair supplements are concerned. All the chairs are equally important in the Board of ConocoPhillips.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). This Rule was designed to prevent shareholders from abusing the shareholders proposal process to achieve personal ends not necessarily in the common interest of other shareholders. Exchange Act Release No. 34-20091 (August 21, 1983).

This is Mr. Quintas's eighth proposal over the last ten years. The Staff has previously concluded that Mr. Quintas's proposals for the 1996, 1998, 1999, 2000 and 2001 proxy materials of Phillips Petroleum Company ("Phillips"), the Company's predecessor, and for the Company's 2005 proxy materials could be omitted because they related to the "redress of a personal grievance against the Company or any other person, or . . . [were] designed to result in a benefit to [the Proponent], or to further a personal interest which is not shared by other shareholders at large." While the subject of the Proponent's proposals may change to suit current shareholder concerns, his intent has remained the same — to further his personal grievance against the Company.

This Proposal is simply another attempt to draw the Company back into conversations with the Proponent to settle his personal grievance against the Company.

The Proponent was an employee of a subsidiary of Phillips from February 1, 1981 until December 15, 1989, and of Phillips from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge more than fifteen years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous executives and the Board of Directors. Phillips negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal, including consideration of his grievances by members of Phillips's most senior management and its Audit Committee. The Audit Committee reviewed the Proponent's claim (but did not meet with him) at its meeting on July 9, 1995, and concluded the Proponent had been dealt with fairly in accordance with Phillips policy and related procedures. However, the Proponent continued his correspondence campaign with the Audit Committee. In a letter dated November 8, 1999, which was directed to the attention of the Chairman of the Audit Committee, the Proponent reiterated that he sought "the settlement of accounts" with respect to his termination of employment from Phillips. He further indicated that "I await your approval to be received by the Audit Committee" and claimed that "[t]his is the twentieth appeal."

For Phillips's 1996 Annual Meeting, the Proponent sought to include a shareholder proposal on code of ethics and equal opportunity (the "1996 proposal"). Phillips requested that the Commission concur that the 1996 proposal could be omitted from Phillips's 1996 proxy materials. The Staff, by letter dated February 22, 1996, agreed with Phillips's position that the 1996 proposal could be excluded from Phillips's 1996 proxy materials pursuant to Rule 14a-8(c)(4) as it appears "to *relate to the redress of personal claim or grievance* or [is] designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)." The Proponent then requested that the Chief Counsel of the Commission reconsider the Staff's response, to which Vincent W. Mathis, Special Counsel of the Commission, responded, on March 19, 1996, that "we could find no basis to reconsider our position."

For Phillips's 1998 Annual Meeting, the Proponent sought to include a shareholder proposal on diversity (the "1998 proposal"). Phillips requested that the Commission concur that the 1998 proposal could be omitted from Phillips's 1998 proxy materials. The Staff's response on March 3, 1998 agreed with Phillips's position that the 1998 proposal could be excluded from Phillips's 1998 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(4) because it appears to *relate to the redress of personal claim or grievance* or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For Phillips's 1999 Annual Meeting, the Proponent sought to include a shareholder proposal on stockholder approval of large corporate transactions (the "1999 proposal"). Phillips requested that the Commission concur that the 1999 proposal could be omitted from Phillips's 1999 proxy materials. The Staff's response on March 4, 1999 agreed with Phillips's position that the 1999 proposal could be excluded from Phillips's 1999 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to *relate to the redress of personal claim or grievance* or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For Phillips's 2000 Annual Meeting, the Proponent sought to include a shareholder proposal on executive compensation (the "2000 proposal"). Phillips requested that the Commission concur that the 2000 proposal could be omitted from Phillips's 2000 proxy materials. The Staff's response on March 8, 2000 agreed with Phillips's position that the 2000 proposal could be excluded from Phillips's 2000 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as *relating to the redress of a personal claim or grievance* (emphasis added)."

For Phillips's 2001 Annual Meeting, the Proponent sought to include another shareholder proposal relating to executive compensation (the "2001 proposal"). Phillips requested that the Commission concur that the 2001 proposal could be omitted from Phillips's 2001 proxy materials. The Staff's response on March 12, 2001 agreed with Phillips's position that the 2001 proposal could be excluded from Phillips's 2001 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as *relating to the redress of a personal claim or grievance* (emphasis added)."

For Phillips's 2002 Annual Meeting, the Proponent sought to include yet another shareholder proposal relating to executive compensation (the "2002 proposal"). Phillips requested that the Commission concur that the 2002 proposal could be omitted from Phillips's 2002 proxy materials. However, in 2002, the Staff did not agree that the 2002 proposal could be excluded from Phillips's 2002 proxy materials pursuant to Rule 14a-8(i)(4).

Following the merger between Conoco Inc. and Phillips, the Proponent sought to include another shareholder proposal in the proxy materials for the 2005 Annual Meeting, this time concerning the composition of the Board (the "2005 proposal"). The Proponent's correspondence relating to the 2005 proposal made no reference to his dispute with the Company or Phillips. Thus, the Company initially did not assert Rule 14a-8(i)(4) as a basis for excluding the 2005 proposal from its proxy materials. However, on March 7, 2005, the Company received additional correspondence from the Proponent indicating that he would not object to the omission of the 2005 proposal from the proxy materials provided that the Company issue 3,237 shares of the Company's stock to the Proponent as "full compensation for the liability incurred by P.P.Co. with A. L. Quintas (ref. letter of Dec. 29, 1998 to Mr. L. D. Horner, Chairman Audit Committee), and for which ConocoPhillips responds: (a) amount equivalent to 30 months of salary ($166,529.0) since P.P.Co. failed for 33 months, in breach of what had agreed to in writing, to arrange for the packing and shipping of Quintas' personal belongings and household goods from Houston to Portugal; (b) $304.25 in unpaid medical related expenses; (c) $1318 pertaining to a sofa shipping damage; (d) $2118.0 in travel expenses to have said goods and belongings shipped."

This letter to the Company made it clear that the Proponent was abusing the shareholder proposal process as a means to blackmail the Company into acceding to his demands relating to his personal grievance against the Company. The Company then requested that the Commission reconsider the Company's request to exclude the 2005 proposal from the Company's 2005 proxy materials. The Staff's response on March 15, 2005 agreed with the Company's position that the 2005 proposal could be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as *relating to the redress of a personal claim or grievance,* or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large (emphasis added)."

As was asserted in Phillips's letters to the Commission with respect to the 1996, 1998, 1999, 2000, 2001 and 2002 proposals, and again by the Company with respect to the 2005 proposal, there is no room to doubt that the Proponent has chosen the Company's annual meetings as his forum for redressing his personal grievance with the Company and its predecessor. His established pattern of submitting shareholder proposals is part of an overall scheme to have his grievance against the Company redressed. It is apparent that the Proponent has tried to clothe each successive proposal in the guise of a "hot shareholder topic," as evidenced by the 1996 proposal (code of ethics/equal opportunity), the 1998 proposal (diversity), the 1999 proposal (stockholder approval of large corporate transactions), the 2000, 2001 and 2002 proposals (executive compensation), the 2005 proposal (Board composition) and now the Proposal (Board compensation).

However, the Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be relate to a matter of general interest." *See* Westinghouse Electric Corp. (available December 6, 1985); Baroid Corp. (available February 8, 1993); Station Casinos, Inc. (available October 15, 1997); Exxon Mobil Corp. (available March 5, 2001); International Business Machines Corp. (available December 12, 2005). Accordingly, although the current Proposal relates to Board compensation, it requires no different analysis or treatment than the Proponent's 1996, 1998, 1999, 2000, 2001 or 2005 proposals, which were properly excluded by the Staff.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8(i)(4), the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: [signature]
Tull R. Florey

cc: Mr. Antonio L. Quintas (by FedEx)
Elizabeth A. Cook
ConocoPhillips

António L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Phone: 351 261 815 863

November 7, 2005

Mrs. E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

RECEIVED
NOV 1 4 REC'D
OFFICE OF THE SECRETARY

Dear Mrs. Lambeth,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2006 Annual Meeting.

I confirm that I am owner of at least two thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2006 Annual Meeting.

PROPOSAL

The current scheme for the compensation of non-employee directors of ConocoPhillips is not fair.

In 2004 the Chairman of the Audit and Finance Committee worked the most, based on the number of meetings held, but received, per meeting, less than the Chairman of the Public Policy Committee.

The members of the Executive Committee worked the least, but received, per meeting on average, 70% more than the members of the Audit Committee, and 120% more than the members of the Compensation Committee.

The same occurred in 2003; it is not fair, the directors who work the most should receive the most.

It is recommended to the Board, and the Compensation Committee in particular, a change in the remuneration of non-employee directors, so that for a day's work, including travel time to and from the meetings, they should receive approximately the same. And that the supplement should be equal for all; there should not be first, second, and third class chairs, as it is the case now, as far as the chair supplements are concerned. All the chairs are equally important in the Board of ConocoPhillips.

END OF PROPOSAL

Very truly yours,

A.L. Quintas

ConocoPhillips

Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

November 17, 2005

Mr. A. L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 14, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.
- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

---

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook

Shipment Receipt

(Keep this for your records.)

Transaction Date 17 Nov 2005

Address Information

Ship To:	**Shipper:**	**Ship From:**
Mr. A. L. Quintas	ConocoPhillips.	ConocoPhillips.
Mr. A. L. Quintas	Karen E. Clary	Karen E. Clary
351 261 815 863	281-293-3075	281-293-3075
Rua da Escola, 3	600 North Dairy Ashford	600 North Dairy Ashford
Salgados	ML3162	ML3162
2640577 Mafra	Corporate Legal Services	Corporate Legal Services
PORTUGAL	Houston TX 77079	Houston TX 77079
	UNITED STATES	UNITED STATES

Shipment Information

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Shipment ID:	770348VCF7N
Actual Weight:	Letter
Billable Weight:	Letter
Description of Goods:	Document

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Package 1 of 1

Tracking Number:	1Z7703486697074273
Package Type:	UPS Letter

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22 Nov 05 10:19 NETL@GO 261812474 pg1

RECEIVED
NOV 22 2005
ELIZABETH COOK

António L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Phone: 351 261 815 863

November 22, 2005

Mrs. E. A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P.O. Box 4783
Houston, Texas 77210

Dear Mrs. Cook,

With reference to your letter of November 17, 2005, I see no defect in my proposal, at any rate, I hereby confirm that I am a registered shareholder and I intend to hold at least two thousand dollars in market value through the date of the 2006 Annual Meeting of Shareholders of ConocoPhillips.

I draw your attention to the fact that I have not yet received your reply to the latter part of my fax to you of November 17, 2005.

Very truly yours,

A. L. Quintas

PHILLIPS PETROLEUM CO

PHILLIPS BUILDING
800 PLAZA OFFICE BUILDING
BARTLESVILLE, OK 74004
918. 661.6600

NO ACT

NO ACTION LETTER
Filed on 02/22/1996 - Period: 01/09/1996
File Number 001-00720

February 22, 1996

000052

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Phillips Petroleum Company (the "Company")
Incoming letter dated January 9 and 24, 1996

The first proposal mandates that shareholders vote for the election of directors and approval of the Company's independent auditor; the second proposal requests that the board present a plan on how to strengthen the Company's code of business ethics and its practical implementation to prevent and eliminate all forms of corruption and to give all employees equal opportunities.

There appears to be some basis for your view that the proposals may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(4) because they appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Company may rely on Rule 14a-8(c)(4) as a basis for omitting the proposals from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

//

0000-12

PHILLIPS PETROLEUM COMPANY

BARTLESVILLE, OKLAHOMA 74004

918 661-5638

DALE J BILLAM

Secretary and
Senior Counsel

January 9, 1996

96 JAN 19 AM 11:07

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RECD S.E.C.

JAN 11 1996

Via Air Courier

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Phillips Petroleum Company--Commission File Number 1-720
Shareholder Proposal Submitted by A.L. Quintas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Phillips Petroleum Company (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 1996 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by A.L. Quintas, a former employee (the "Proponent"), by undated letter received by the Company on November 28, 1995. The Proposal seeks approval of the following shareholder resolution: "A) To elect all Directors to the Board and to approve the Independent Auditors proposed by the Board. B) To request the Board to present a plan on how to strengthen the Company's Code of Business Ethics and its practical implementation to prevent and eliminate all forms of corruption, and to give all employees equal opportunities." Enclosed are five (5) additional copies of this letter and six (6) copies of the Proposal.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from the Proxy Materials.

It is the Company's position that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to Rules 14a-8(c)(4), 14a-8(c)(10) and 14a-8(c)(7) of the Act.

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the registrant or any other person, or it is designed to result in a benefit to the Proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large." The Commission has indicated that proposals presented in broad terms in an effort to appear to be of general interest to all shareholders may nevertheless be omitted from a proxy statement under Rule 14a-8(c)(4) when clearly designed to redress a personal grievance or further a personal interest (Release No. 34-19135, October 14, 1982).

The Proponent was an employee of a Company subsidiary from February 1, 1981 until December 15, 1989 and of the Company from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge, Proponent has conducted an ongoing correspondence campaign directed to numerous Company executives. In his continuing correspondence, Mr. Quintas has accused the Company of improper discharge, harassment, discrimination and requested reinstatement and other compensation. Company Corporate Relations and Services professionals have conducted numerous reviews and investigations into the circumstances regarding the Proponent's discharge, and upon advice from the Company's legal counsel, responded to Proponent's correspondence, advising that the Company believes the Proponent's concerns and issues have been adequately, sufficiently and properly dealt with in accordance with long standing policy and procedure. The Company has corresponded with the Proponent over the past five years and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, the Manager of Corporate Ethics and Compliance and the Audit Committee, a committee of the Company's Board of Directors comprised solely of independent outside directors, which has the power and the responsibility to seek Board action to prevent unlawful actions or actions contrary to Board policy. The Audit Committee reviewed the Quintas matter at its meeting on July 9, 1995 and concurred with the actions that had been taken by the Company.

In the supporting statement, the Proponent once again complains of improper discharge, harassment, discrimination and unfair treatment which he feels he experienced by the Company and/or its employees. The extent to which the Proponent publicizes his frustration over his termination and with the Company in the introduction of his Proposal reflects an intent on the part of the Proponent to use the Annual Meeting to further a grievance and matter of personal interest.

The Company believes that the Proposal is excludable from the Proxy Materials because, as the supporting statement shows, the Proponent clearly desires to use the Proposal to pursue his personal grievance against the Company. See *AlliedSignal, Inc.* (December 15, 1995) and *American Medical Electronics, Inc.*, (February 28, 1995).

Rule 14a-8(c)(10)

Rule 14a-8(c)(10) permits a proposal to be excluded from its proxy materials if it has been rendered moot where the Company has taken the action requested by a proposal.

The Company believes that the Proposal is excludable under Rule 14a-8(c)(10) because 1) the election of directors and the approval of the Independent Auditors are actions that must be taken by the stockholders at the annual meeting as required by the Company's Bylaws and 2) the preparation. implementation and expansion of the Company's code of ethics has occurred.

Article II, Section 6 of the Company's Bylaws provides that the stockholders will select a Board of Directors at each annual meeting, as does Section 211(b) of the Delaware General Corporation Law, the governing law of the Company's State of incorporation. Article II. Section 8 of the Bylaws provides that the stockholders may approve or disapprove of the independent public accountants designated by the Board of Directors. Therefore. neither of the points raised in A) of the Proposal require an additional resolution or further action by the Company's Board of Directors or its stockholders. Separate resolutions will be presented at the 1996 Annual Meeting concerning the election of the Board of Directors and the approval of the independent public accountants.

The Company has had a basic code of conduct since the late 1970s. The code is a formal policy and operating guide approved by the Company's Board of Directors. In February 1995. the Board considered and adopted, upon the recommendation of the Audit Committee. a revised expansion of that code in a document entitled "Our Responsibility: A Code of Business Conduct and Ethics" (the "Code"). This document was published and distributed. as was its predecessors, to all Company employees at every level of the organization. as well as companies and individuals who work on our behalf of the Company, to ensure proper standards of business conduct. The standard and principles included in the Code address two main areas--compliance and ethical conduct. Compliance with the law and ethical behavior are conditions of employment with the Company. Incorporated within the Code is a policy statement concerning equal employment opportunities.

The Proponent has not been an employee of the Company since 1990 and may not have been aware of the Company's continued emphasis in this area. With the release and dissemination of the Code throughout the Company, the actions requested by the Proponent have all ready been taken by the Company, the Audit Committee and the Board of Directors. Therefore, the Proposal should be deemed moot under Rule 14a-8(c)(10). See *Popular Bancshare Corporation* (March 24, 1983) and *Gulf Oil Corporation*, (March 1, 1979).

Rule 14a-8(c)(7)

Rule 14a-8(c)(7) permits a company to omit a proposal from its proxy materials if it deals with a matter relating to the conduct of its ordinary business operations. The Company believes that the Proposal is excludable under Rule 14a-8(c)(7) because 1) the election of directors and the approval of the Independent Auditors are actions that must be considered by the stockholders at annual meetings as required by the Company's Bylaws and 2) the preparation and implementation of a code of ethics has all ready been performed and concerns the employment practices and policies of the Company.

The Commission has recognized that a proposal requesting the preparation and issuance of a comprehensive Code of Ethics for public dissemination should be omitted from proxy materials in reliance on Rule 14a-8(c)(7) because such a proposal deals with that Company's ordinary business operations. See *Barnett Banks, Inc.*, (December 18, 1995), and *McDonald's Corporation* (March 19, 1990).

Further, the Staff has taken the position that proposals relating to a company's employment policies and practices with respect to its non-executive employees are matters relating to the ordinary business operations of the company. See, e.g. *BE Aerospace, Inc.* (May 31, 1995) and Cracker Barrel Old Country Store, Inc. (October 13, 1992).

For the reasons set forth above, the Company believes that the Proposal is excludable because it concerns the employment practices and policies of the Company and the staff has clearly determined that employment practices are a matter of ordinary business.

The Company also believes that the Proponent's Proposal does not comply with Rule 14a-8(a)(4) limiting the number of proposals submitted by a stockholder to one and Rule 14a-8(b)(1) limiting the length of the supporting statement to 500 words. The Company asserts that the Proponent has submitted more than one proposal since the Proposal requests three actions: 1) the election of directors, 2) the approval of the Independent Auditors and 3) the presentation and implementation of a Code of Business Ethics by the Board. Further, the supporting statement contains in excess of 1,600 words. Since the Company sent the Proponent a letter dated December 7, 1995 asking him to submit evidence that he owns Company common stock with a market value of at least $1,000 to which he has not responded orally or in writing, it is felt that to continue corresponding with the Proponent about the number of proposals and the length of the supporting statement would be fruitless.

Based on the foregoing, it is my opinion the Proposal may be omitted from the Company's Proxy Materials pursuant to Rules 14a-8(c)(4), 14a-8(c)(10) and 14a-8(c)(7), and for non-compliance with 14a-8(a)(4) and 14(a)-8(b)(1).

In accordance with Rule 14a-8(d), a copy of this letter is being sent to the Proponent (by air courier to help ensure delivery) as formal notice of the Company's intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or Associate General Counsel Monty Stratton at (918) 661-3035. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Your attention to this request is appreciated.

Very truly yours.

Dale J. Billam

Dale J. Billam
Secretary and Senior Counsel

Attachment

cc - Mr. A. L. Quintas
Salgados
2640 Mafras
Portugal
(Via DHL Air Courier)

000047

A. L. Quintas
Salgados
2640 Mafra
Portugal

Mr. Dale J. Billam
Secretary
Phillips Petroleum Co.
Bartlesville
Oklahoma 74004

Dear Mr. Billam:

As Phillips Shareholder. we hereby submit our proposal to be voted at the 1996 Annual Meeting.

Our proposal should be viewed as a positive contribution to the next Shareholders Meeting. We do regret that with regard to some aspects of our proposal. Phillips Management has always refused taking a constructive view. Should there be any change or our perception be wrong please let us know.

Should it fail to be received at the Executive Offices by the required deadline, please let us know, so that we can have it printed for public distribution at the 1996 Annual Meeting.

Best regards

A. L. Quintas

Attachment:4 pages

c.c.: W. W. Allen, Chairman w/a

Phillips Petroleum Company

000048

1996 ANNUAL MEETING

PROPOSAL

The objective of Phillips of being the 'best in class' within its peer group should be extended to have the best programme to prevent and deal with corruption at all levels in the hierarchy of the Company and, to give all employees equal oportunities.

In spite of having interests in more than 35 countries and, operating in some of them for more than 25 years. Phillips has never adopted a policy of promoting to leading positions others than US nationals. All key decision making positions, all directors, all officers have been and are US citizens. Some progress was made on the Norwegian subsidiary but, most of the credit goes to the Norwegian Authorities efforts.
We believe that promoting and developing capable people regardless of race or cultural background can only enrich Phillips at a time when more than 30% of its gas and 60% of its oil lie outside the US. The time when all the shareholders' capital was of US origin is long past.

Phillips should also endorse and promote the highest standard of business ethics in the industry. The code of ethics should be transparent, sanctions should be clear and, nobody in the Company should be above it. Suspicions of violations should be thoroughly and independently investigated; to do otherwise erodes the Company's values and, creates the conditions for the occurrence of corruption. Besides, the lack or the perceived lack of justice and fairness is demoralizing.
Phillips past practice seems to indicate that there is ample room for improvement. Several examples could highlight this need. Quintas' case, which we have first hand knowledge, is paradigmatic:

- Quintas was a low level Southern European engineer with 10 years of employment with Phillips.

- A group of Norwegian employees expressed in writing to the Chairman of the Board their apprehension regarding the apparent intimacy and favoritism accorded by some American Managers to some of the Company's Contractors.

- These allegations were made public and, also publicly repudiated by a Company Vice President without any known serious investigation.

- The President of Phillips Norway accuses Quintas of being the promoter of the allegations and tells Quintas that his future prospects with Phillips will not be good.

- A few months later an order of transfer from Norway to the US is given to Quintas without any explanation. The type of employment contract is changed and the pay is lowered.

- Quintas declines the transfer. Phillips terminates Quintas. Quintas says the termination contravenes Norwegian Law.

- Phillips gives assurances that the intent of the US transfer is not dismissal. The transfer was due to operational needs and it would be an excellent career development opportunity for Quintas. The termination is revoked.

- After two months of employment in the US. Quintas is interviewed in private by a Senior Vice President who makes some obtrusive comments regarding future opportunities with Phillips. Quintas asks if he has any negative comments regarding his work performance. he does not have.

- Six months later Quintas is simply expulsed from his employment at the Houston Chemical Complex following a scheduled vacation and medical treatment.

- Three weeks later Phillips confirms in writing that the reasons for the expulsion were excessive absenteeism and too many phone calls. Quintas points out to Phillips that during nine years he never missed one working day. the total of four weeks missed during the last year were because of medical treatment at the Houston Chemical Center and in Europe when of schedule vacation. The absences were always communicated in advance to Phillips and appropriate medical supporting documentation provided as per the Company procedures. The extra phone calls were made mainly because medical reasons. Quintas underlines the Phillips past practice on phone calls and medical absence. and asks Phillips to re-evaluate its position.

- Phillips confirms the dismissal. Quintas notes that to expulse an employee on the spot. without ever being served any disciplinary warning could be justified only by a gross violation of the code of business ethics. But the termination of an employee while undergoing medical treatment. and immediately canceling his work and resident permits in the US as well as his medical insurance. shows a vindicative and overtly racist attitude not in line with the stature of Phillips as a major Company.

- Quintas further points out that the urgent request made by the Phillips Medical Director for Quintas to undergo an examination of the brain. at a Phillips appointed clinic one week before the dismissal was debasing. Although Quintas was undergoing treatment for some tumors , the brain examination was extemporary.

- Phillips does not answer and. refuses to order the release of all medical records including the films of the brain.

- Quintas suggests to Phillips a meeting to properly settle all matters related to the dismissal including the IRS tax return. shipment of household goods. etc.. Phillips refuses to accord such a meeting.

- Quintas urges several times in writing Phillips to settle all accounts. Two years later Phillips agrees paying the IRS the amounts withheld on Quintas' behalf as well as the late filing fine. Phillips continues to refuse to reimburse medical costs. repatriation costs and have the househol goods of Quintas packed and shipped to Europe.

- Quintas asks to be received by the Phillips Ethics Committee. Phillips refuses three times to let the case be heard by the Ethics Committee with the justification that was not within the scope of the Ethics Committee to judge adverse personnel cases.

- Quintas brings the case to the attention of the Chief Operating Officer and Phillips agrees to have Quintas' household goods packed and shipped as per the original written agreement. Phillips pays the storage costs in Houston for two and half years but does not pay some damages. Phillips agrees also to accept as valid the medical documentation covering the few weeks of absence which were the alleged reasonsfor the expulsion and pays most of the medical costs. Phillips continues to refuse recalling the expulsion from employment.

- At the 1995 Shareholders Annual Meeting, Quintas calls the attention of the Chairman of the Board and the Chairman of the Audit Committe for the need to find a solution.

- A meeting with a Senior Vice President takes place in Bartlesville. Quintas goes over the case, which in his view is not dignifying for Phillips. Quintas expresses the opinion that situations like he experienced in Phillips were better dealt with by a truly independent in-house arbitration. He urged that the costs long due and the films of examination of the brain should be released without further delay. Further, Quintas pointed out the way Phillips tends to disregard his own guidelines, giving as an example the suggestions he filed with the former Suggestion Plan of the Company. According with the guidelines of the Plan all the suggestions should have been properly studied and evaluated. He believes that most of his suggestions were discarded without proper evaluation. Quintas mentioned the suggestion he made to bring the capital spending arm of Phillips - Corporate Engineering within the 'best in class' league. For all the projects where the cost objective failed a special report should be prepared and, all the responsible managers called to Senior Management to review and agree on future improvements.
In Quintas' opinion, this suggestion was never responded to simply because, if approved, it would have been quite embarrassing for some managers of Corporate Engineering as the costs overruns during the last ten years are estimated at more than three bilion dollars when compared with the original approvals for expenditure.
The Senior Vice President took some written notes and promised to revert with the answers. He would bring the case up with the Phillips Ethics Committee and the Audit Committee.

- Three months later Quintas is informed by the same Senior Vice President that the Ethics Committee and the Audit Committee had no comments to make or action to take.

This response is quite revealing about the seriousness with which some uncomfortable matters are dealt with in Phillips. Equal revealing is the following:
- At the same time that the Senior Vice President was agreeing to have Quintas' case taken up by the Ethics and Audit Committes, another Phillips Manager was assuring Quintas that nothing would be changed.

- When Quintas first brought the subject personally to the now Chairman of the Board, another Manager proposed that if he would give up the case, stop writing to the Senior Management and, be silent for ever, Phillips would deposit a quoted sum of money in his bank account. In addition, all his records in the Company would be changed to show that he had resigned; and a letter of recomendation written saying that Quintas had been a very good employee. To leave no doubt about the intention, the same basic proposal is made in writing, is signed and sent by DHL. Quintas refused the proposal.

- It is not Quintas' dismissal that is relevant. All companies hire and terminate employees to suit their business needs. But what is relevant is the manner in which the process was conducted reveals a great disregard for some basic principles and, gives credibility to reports that indicate that cases like Quintas are only the point of an iceberg. Some areas of Phillips operations are lacking control and need improvement.

There is no question that the Company's overall performance has been quite good and the Board's work should be recognized. Thus our proposal, which we cordially invite all shareholders to vote for is the following:

A) To elect all Directors of the Board and to approve the Independent Auditors proposed by the Board.

B) To request the Board to present a plan on how to strengthen the Company's Code of Business Ethics and its practical implementation to prevent and eliminate all forms of corruption, and to give all employees equal opportunities.

A special request is made to all shareholders to share all less clear situations involving Phillips personnel including but not limited to: unusual frequent social events with some of the Company contractors, Phillips Contractors giving employment to relatives of Phillips supervisors, harassment including homosexualism. Please write to the: Ethics Action Group, P.O. Box 630775, Houston, Texas 77263-0775. Strict confidentiality will be assured. Credible anonymous cases are welcomed.

PHILLIPS PETROLEUM CO

PHILLIPS BUILDING
800 PLAZA OFFICE BUILDING
BARTLESVILLE, OK 74004
918. 661.6600

NO ACT

NO ACTION LETTER
Filed on 03/19/1996 - Period: 02/22/1996
File Number 001-00720

PR

C00003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 1996

A.L. Quintas
Salgados
2640 Mafra
Portugal

Re: Phillips Petroleum Company, available February 22, 1996

Dear Mr. Quintas:

This is in response to your letter of March 4, 1996 concerning a shareholder proposal submitted to Phillips Petroleum Company. On February 22, 1996, we issued our response expressing our informal view that the proposal may be excluded from Phillips Petroleum Company's proxy materials. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Vincent W. Mathis
Special Counsel

cc: Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 918661-5638

5

000001

96 MAR 18 PM 2:

A. L. Quintas
Salgados
2640 Mafra
Portugal

March 4, 1996

Mr. Martin Dunn
Chief Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Dunn,

We acknowledge receipt of your letter of February 22, 1996 to Phillips Petroleum Company regarding our proposal to the Company's 1996 Annual Meeting.

It appears that the allegations of Phillips overshadowed our position. We find this regrettable because of the following:

1) The fact that we were a regularly employee of the Phillips more than five years ago should not inhibit or restrict our rights as a shareholder to sponser a proposal to the Annual Meeting.

2) The termination of our employment is unsettled because both parties have not reached agreement yet. There is no legal dispute. This should also not limit our shareholder rights.

3) The essence of our proposal was the strengthening of Phillip's Code of Conduct and Business Ethics and its practical implementation. The Code is a major policy document: it guides all Phillip's busineess, thus is clearly a theme of interest to all shareholders.

4) The Phillips'allegations that our proposal, if included in the proxy materials, would redress a personal grievance, further a personal interest, and that in so doing we are against the Company - see D. J. Billam's letter of January 9, 1996, page 2, is fallacious. How could we be against the Company in wanting a better Code, or could a better Code redress a grievance or give us any direct material benefit?

5) We are of the opinion that rules 14a-8(c)4 does not apply, neither rules on Allied Signal Inc. (Dec. 15,95) or American Medical Electronics, Inc. (Feb. 28,1995) address the substance of our proposal.

6) What we are is in the presence of an effort by the Management of the Company, to censor a valid proposal of a shareholder, and stemming the free debate of ideas and experiences of the stock holders. The objective is to hide facts that cause discomfort.

7) In our letters to Commission and to Phillips, we expressed our willingness to alter the proposal to meet any valid comments by the Management of Phillips and, to substitute the facts in which we are a part, by other cases, thus we believe, that the most reasonable and equitable position of the Commission, would have been to encourage the

parts to reach an accord on the contents, wording, and extent of the Proposal we submitted. We note that Phillips made no effort to this.

Based on the aforementioned we respectfully ask the Commission to reevaluate its response, authored by Andrew A. Gerber, Attorney-Advisor.

By copy of this letter, we notify Phillips Petroleum Company that we oppose its intent to exclude our proposal from the 1996 Annual Meeting proxy documentation. We reserve the right to take appropriate public action at the next annual meeting and/or re-submit the proposal at future opportunities, should the Management of Phillips be against improving the Code of Conduct and Business Ethics as proposed by our selves.

We find also improper that Mr. Dale Billam, Secretary and Senior Counsel of Phillips Petroleum Company should forward to the Commission, without our consent, a copy of the Minutes of a Meeting we had with Phillips Petroleum Company in 1993 regarding our past employment with the Company. In his letter to the Commission he alleged that these minutes confirmed our grievance against the Company and, that the said minutes had not been received earlier by the Company.
We sent the minutes to Mr. W. Allen, President and Chief Executive Officer of Phillips Petroleum Co. with our letter of June 28, 1993. Phillips replied with an offer dated November 29, 1993. On December 17, 1993, we rejected Phillips' proposal because it would, if accepted, restrict our legitimate rights. Since than, other correspondence and contacts have occurred. Besides showing the serioness of Mr. Billam's allegations, it epitomizes the lack of ethics within Phillips, which is the basis of our proposal. By copy of this letter to Mr. W Allen, we file a protest with the Board for the manner in which a serious proposal to the Annual Meeting has been received by Phillips Management.

Sincerely,

A. L. Quintas

c.c.: W.W. Allen, President and CEO, Phillips Petroleum Co.
D. J. Billam, Secretary and Senior Counsel, Philips Petroleum Co.

PHILLIPS PETROLEUM CO

PHILLIPS BUILDING
800 PLAZA OFFICE BUILDING
BARTLESVILLE, OK 74004
918. 661.6600

NO ACT

Filed on 03/03/1998 - Period: 01/08/1998
File Number 001-00720

March 3, 1998

C99007

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Phillips Petroleum Company (the "Company")
Incoming letter dated January 8, 1998

The proposal relates to the treatment of minority business partners and employees.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company excludes the proposal from its proxy materials. It in unnecessary to address the alternative bases for omitting the proposal that the Company identifies.

Sincerely,

Sanjay M. Shirodkar

Sanjay M. Shirodkar
Attorney-Advisor

18

000086

PHILLIPS PETROLEUM COMPANY

BARTLESVILLE, OKLAHOMA 74004

918 661-5638

January 8, 1998

DALE J. BILLAM

Secretary and
Senior Counsel

Via Airborne

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Phillips Petroleum Company--Commission File Number 1-720
Shareholder Proposal Submitted by A.L. Quintas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, Phillips Petroleum Company (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 1998 Annual Meeting of Shareholders (collectively the "Proxy Materials") a "proposal and supporting statement" dated November 14, 1997, received by the Company via facsimile on November 29, 1997 (the "Proposal") submitted by A.L. Quintas, a former employee currently residing in Salgados, Portugal (the "Proponent"). The Proposal requests:

> "The Company should implement changes aimed at ensuring economic opportunities and fairness for minority business partners and employees. The changes should go beyond the statement of principles to be quantifiable, sustainable, and their progress measurable. Whereas we believe:
>
> 1. Increasing employee recruitment, hiring, retention and, promotion of African-Americans, and other minorities;
> 2. Boosting purchasing activities, including professional services with minority-owned business;
> 3. Giving financial support for the expansion of gasoline stations owned and managed by minorities;
> 4. Broadening financial activities with minority-and women-owned banks and money manager;
> 5. Ensuring fair treatment of every individual and zero tolerance of bigotry."

Enclosed are six (6) copies of the Proposal.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

It is the Company's position that the Proposal may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(c)(4) - personal grievance; 14a-8(c)(7) - ordinary business; 14a-8(c)(10) - mootness; and 14a-8(c)(1) - not a proper subject for shareholder action.

Rule 14a-8(c)(4) - Personal Grievance

Rule 14a-8(c)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the registrant or any other person, or it is designed to result in a benefit to the Proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large." The Commission has indicated that proposals presented in broad terms in an effort to appear to be of general interest to all shareholders may nevertheless be omitted from a proxy statement under Rule 14a-8(c)(4) when clearly designed to redress a personal grievance or further a personal interest (Release No. 34-19135, October 14, 1982).

For the Company's 1996 Annual Meeting, the Proponent sought, by undated letter received by the Company on November 28, 1995, approval of a shareholder resolution set out as follows: "A) To elect all Directors to the Board and to approve the Independent Auditors proposed by the Board. B) To request the Board to present a plan on how to strengthen the Company's Code of Business Ethics and its practical implementation to prevent and eliminate all forms of corruption, and to give all employees equal opportunities" (the "1996 Proposals"). The Company requested by letter dated January 9, 1996, that the Securities and Exchange Commission concur that the 1996 Proposals could be omitted from the Company's 1996 proxy materials pursuant to Rules 14a-8(c)(4) - personal grievance, 14a-8(c)(10) - mootness and 14a-8(c)(7) - ordinary business. The Office of the Chief Counsel Division of Corporation Finance by letter dated February 22, 1996, concurred with the Company's position that the 1996 Proposals could be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(4) and stated that "they appear to relate to the redress of personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large". We believe that the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with the Company.

The Proponent was an employee of a Company subsidiary from February 1, 1981 until December 15, 1989, and of the Company from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge, Proponent has conducted an extensive, ongoing correspondence campaign directed towards numerous Company executives. In his continuing

C00088

correspondence, Mr. Quintas has accused the Company of improper discharge, harassment, discrimination and requested reinstatement and other compensation. Company Corporate Relations and Services professionals have conducted numerous reviews and investigations into the circumstances regarding the Proponent's discharge and advice from counsel. The Company's counsel and executives have responded to Proponent's correspondence and believe Proponent's

concerns and issues have been adequately and fairly dealt with in accordance with long-standing Company policy and procedure. The Company has negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, the Manager of Corporate Ethics and Compliance and the Audit Committee, a committee of the Company's Board of Directors comprised solely of independent outside directors. The Audit Committee reviewed Mr. Quintas' claim at its meeting on July 9, 1995 and concluded that the Proponent had been fairly dealt with in accordance with Company policy and related procedures.

In the supporting statement to the Proposal, the Proponent again complains of discrimination and unfair treatment; makes allegations about the Company's Code of Business Ethics; admonishes the Audit Committee, which reviewed his discharge, to "take a more direct, investigative and active role"; and seeks a "rigorous review of the Company's past and current practice" to ensure economic opportunity and fairness for minority business partners and employees. The Audit Committee regularly receives oral and written reports from the Company's Ethics Officer, the General Counsel and internal and independent auditors regarding complaints and claims brought to their attention by employees and others. Proponent alleges that "hundreds of questions and claims have been filed the Company's Ethics Office in a relative short period of time" and that "[i]t shows that real or perceived unfair or obscure cases are unacceptably high". To the Company's knowledge the Proponent has had no contact with its Ethics Officer in at least two years. The Proponent's persistence in making allegations regarding the Company's Code of Business Ethics, the Company's employment practices relating to fair treatment and retention and the Audit Committee in both the Proposal and the 1996 Proposals, we believe, reflect his intent to use the Company's Annual Meetings to further his personal interests and grievance against the Company and such interests are not shared with other shareholders generally.

The Company believes that the Proposal is excludable from the Proxy Materials because the Proponent desires to pursue his personal grievance against the Company.

<u>Rule 14a-8(c)(7) - Ordinary Business</u>

Rule 14a-8(c)(7) permits a company to omit a proposal from its proxy materials if it deals with a matter relating to the conduct of its ordinary business operations.

The Division has recognized that proposals calling for a company not to use religion, race, sex, ethnicity or national origin as a criterion for discriminating against or granting preferential treatment in employment or contracting could be omitted from proxy materials in reliance on Rule 14a-8(c)(7) because such a proposal deals with that Company's ordinary business operations (i.e. employment policies and procedures and diversity). See *Ford Motor Company* (March 4, 1996) and *General Motors Corporation* (February 22, 1996).

Further, the Staff has on numerous occasions concurred in the omission of proposals similarly related to employment policies and practices on ordinary business grounds. *Cracker Barrel Old Country Store, Inc.* (October 13, 1992) (proposal directed at a company's employment policies and practices with respect to its non-executive workforce); *Texaco Inc.* (February 10, 1997) (proposal called for the company to adopt a policy to prevent discrimination, or preferential treatment, to any individual, group or business on the basis of race, sex, color, ethnicity, religion, or national origin); *Exxon Corporation.* (January 15, 1997) (proposal requesting the implementation of an anti-discriminatory employment policy with respect to sexual orientation); *American International Group, Inc.* (February 25, 1997), *Exxon Corporation* (January 8, 1997), and *Wal-Mart* (March 12, 1996) (proposals called for a "glass ceiling" report); *Dayton-Hudson Corporation* (March 12, 1996) and *Dillard Department Store* (February 29, 1996 (proposals called for reports on equal employment issues); and *AT&T Corporation* (December 29, 1995) (proposal called for the company to immediately rescind all affirmative action programs and contract set asides for minority and female contractors).

For the reasons set forth above, the Company believes that the Proposal is excludable because it concerns the employment practices and policies of the Company and the Division has determined that employment related matters and diversity policies are a matter of ordinary business.

Rule 14a-8(c)(10) - Mootness

Rule 14a-8(c)(10) permits a proposal to be excluded from proxy materials if it has been rendered moot.

The Company believes that the Proposal is excludable under Rule 14a-8(c)(10) because it has taken action to address the items requested in the Proposal. Diversity strategies are continually being integrated into Company programs and practices to achieve a culture where employees and suppliers of all backgrounds are valued and important.

The Company's Board of Directors has, through an ad hoc committee, reviewed diversity in the Company beginning in September 1996 and, as an outgrowth of such review, a Diversity Council was created in September 1997. The committee was and is composed of David L. Boren, former United States Senator from Oklahoma and former Governor of Oklahoma and current President of the University of Oklahoma, and Kathryn R. Turner, an African-American who is Chairperson and Chief Executive Officer of Standard Technology, Inc. a firm she founded in 1988.

Members of the Diversity Council were selected from over 175 applications submitted by Company and subsidiary employees. Seventeen men and women from various countries (including Singapore, Norway and England), strategic business units, age groups, cultures, educational and ethnic backgrounds were chosen. Part of the Council's goals are to help create a work environment where all employees feel valued and are comfortable contributing to the achievement of Phillips' business strategy. The Diversity Council is a part of the Company's long-term strategy to involve all employees in diversity issues. The Diversity Council meets regularly to review employment processes affecting diversity; oversee a benchmarking study and corporate culture assessment; advise management on diversity goals and measures; and oversee diversity training and mentoring programs. The Diversity Council advises the Chairman of the Board of Directors and the Chief Executive Officer and other senior management on diversity issues. The implementation of diversity is part of the responsibilities of one of the Company's Executive Vice Presidents.

The Chairman of the Board of Directors has affirmed the Company's commitment to workforce diversity with a letter to all employees dated December 31, 1996, and a letter to all Company managers dated January 10, 1997. The Chairman directed managers to create a culture in which all employees are valued and allowed to contribute fully.

Also reflecting on diversity is the Company's retention of a minority search firm in 1996 to locate qualified bonus level candidates; its business with 167 domestic minority suppliers in 1997; and its implementation and financial support of minority engineering scholarships and mentoring programs at the University of Oklahoma and Oklahoma State University. Similar minority engineering scholarships and mentoring programs are being started at Purdue, Texas A&M, Colorado School of Mines and Iowa State University.

In regard to the gasoline retail operations, the Company estimates that approximately ten percent (10%) of its Marketer Dealers are minorities.

The Proponent has not been an employee of the Company since 1990 and therefore is not aware of the Company's actions and emphasis towards diversity.

As a result of the Boards' direction, the Diversity Council's creation and other actions taken by the Company, items one through five of the Proposal were being substantially addressed prior to submission of the Proposal; therefore, the Proposal should be deemed moot under Rule 14a-8(c)(10).

Rule 14a-8(c)(1) - Not a Proper Subject for Shareholder Action

Rule 14a-8(c)(1) states that a stockholder proposal may be omitted from a company's proxy statement if "...the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

The Company is incorporated under the laws of Delaware. Section 141 of the General Corporation Law of the State of Delaware (the "Delaware law") provides that "the business and affairs of every corporation shall...be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." As a Delaware corporation, the conduct of the Company's ordinary business affairs is vested in its Board of Directors. The Proposal mandates that the Company should implement changes aimed at ensuring economic opportunities and fairness for minority business partners and employees. Thus, the Proposal would usurp the directors' discretion in a matter (employee, supplier and financial relations) that is statutorily within their domain. The Division has noted that generally a corporation's board of directors may be considered to have exclusive discretion in corporate matter, absent a specific provision to the contrary in the governing corporation code, the issuer's charter or its by-laws. See Securities Exchange Act Release No. 34-12999 (November 22, 1976). Nothing in other sections of the Delaware law, the Company's Restated Certificate of Incorporation or its ByLaws restricts the Board of Directors' authority in matters of employee, supplier and financial relations.

Accordingly, the Company believes that the Proposal should be omitted under Rule 14a-8(c)(1).

Based on the foregoing, it is my opinion the Proposal may be omitted from the Company's Proxy Materials pursuant to Rules 14a-8(c)(4) - personal grievance, 14a-8(c)(7) - ordinary business; 14a-8(c)(4) - mootness; and 14a-8(c)(1) - not a proper subject for shareholder action.

In accordance with Rule 14a-8(d), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or Associate General Counsel Monty Stratton at (918) 661-3035. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

Dale J. Billam

Dale J. Billam
Secretary and Senior Counsel

Attachment

cc: Mr. Antonio L. Quintas
Salgados,2640 Mafra
Portugal (Via DHL Air Courier)

DEC 01 1997

000092

ANTÓNIO L. QUINTAS
SALGADOS, 2640 MAFRA, PORTUGAL
TEL.: +351 61 52603
FAX: +351 61 812368

November 14, 1997

Mr. Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 918061-5638

Dear Mr. Billam:

We hereby submit the following proposal to be voted at the 1998 Annual Meeting for inclusion in the Proxy Statement.

We confirm that have been owners of at least $1000.00 worth of Phillips stock (C.S. BA68561) and intend to remain so past the 1998 Annual Meeting. We have been owners of said stock for more than one year.

PROPOSAL

The Company should implement changes aimed at ensuring economic opportunities and fairness for minority business partners and employees. The changes should go beyond the statement of principles to be quantifiable, sustainable, and their progress measurable.

Whereas we believe:

1. Increasing employee recruitment, hiring, retention and, promotion of African-Americans, and other minorities;

2. boosting purchasing activities, including professional services, with minority-owned business;

3. Giving financial support for the expansion of gasoline stations owned and managed by minorities;

4. Broadening financial activities with minority- and women-owned banks and money managers;

5. Ensuring fair treatment of every individual and zero tolerance of bigotry.

Supporting statement:

The Company's Code of Business Conduct and Ethics has been revised. Hundreds of questions and claims have been filed with the Company's Ethics Office in a relative short period of time. It shows that real or perceived unfair or obscure cases are unacceptably high. We believe that the Board's Audit Committee needs to take a more direct, investigative and active role to create a better atmosphere within the Company and in the relations with its business partners.

The Company, in spite of, having interests in more than 35 countries and operating in some of them for more than 25 years, has shunned the promotion of minority employees and . business relations with minority-owned business.
With a very few exceptions, all the executive employees - Directors of the Board, Officers, and other Senior Managers have been and are US

white Nationals.
Admittedly, progress was made on the Norwegian and British subsidiaries, but the credit goes to the Authorities. They pushed the changes. Equal revealing is the fact that the number and percentage of Norwegian and British employees that have integrated the upper management of the Company is diminutive.

The African-American and other US minorities have not been supported by the Company. The percentage that has been hired is very low, when compared with other large American corporations. These employees fill the bottom of the development ladder and stay there.

Whereas we believe:

A rigorous review of the Company's past and current practice ought to be conducted by the Board.

The Company should not loose pace with the most advanced companies of its peer group. They have clear objectives, specific annual budgets and, executive employees coordinating the diversity efforts.

To have different races, ages, and experiences at all levels is good for the creativity of an organization. Further, it will position the Company well in the Community and, in an increasingly competitive, diverse, and global market place. Particularly, when 30% of the gas and 60% of the Company's oil reserves lie outside the USA and, with a tendency to increase.

Thus, we cordially invite all shareholders to vote for our proposal. We appeal to the institutional shareholders to support our position. It will be a good vote, a vote for the future. The Board will have a defensive attitude, but they have work to do.

<u>END OF PROPOSAL</u>

Cordially yours,

A. L. Quintas

AQ/aq-lcp 01/97
File 2.1

ANTÓNIO L. QUINTAS
SALGADOS, 2640 MAFRA, PORTUGAL
TEL.: +351 61 52863
FAX: +351 61 812368

000094

January 20, 1998

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fith Street, N.W.
Washington, D.C. 20549

Subject: Phillips Petroleum Company's letter of January 8, 1998, Commission File 1-720, Shareholder Proposal Submitted by A.L. Quintas.

Dear Sirs,

We would like commenting on the above subject letter as follows:

1- Personal Grievance

Phillips Petroleum Company("Phillips") claims: a) the proposal redresses a grievance and furthers a personal interest; b) we make unfounded claims regarding the Code of Ethics.

Phillips boast on its conduct with us and, attempts to descredit us before the Commission.
It is true that our employment was terminated abruptly in 1990. It is equally true that we are still seeking the payment of some moneys Phillips owns us. It is also correct, that we have asked several times, the Chairmen of the Ethics and Audit Committees to be given the opportunity of making an independent presentation before the said committees; the requests have, so far, not been accepted.

We are of the opinion, that the aforementioned should not be cause enough to have our rights as shareholder inhibited or restricted.

It is expeditious to accuse a former employee of being grievant. It is what Phillips is doing to omit a proposal that causes some discomfort.

Our proposal does not result in any direct benefit to us or reparation of the alleged grievance (indemnity, reinstatement, or any other material or imaterial advantage). The proposal is presented in broad terms, it could be omitted, if we were to gain an advantage, that could not be shared by the other stock holders at large, or it would redress the alleged grievance in a clear way. In our view, Phillips fails to demonstrate how the proposal would meet this criterion.

We feel that the Commission should not base its decision on assumptions or allegations. Should it useful to the Commission, to evaluate with impartiallity, we could forward an executive summary of our current differences with Phillips regarding our past employment.

As a matter of fact, Phillips under Chairman, Wayne Allen, has posted an outstanding operating and finantial performance, he has been without any doubt, the best Chairman of Phillips for many years. We do recognized this, and have over the years voted for the majority of the Directors as proposed by the Board. But we are critical, constructive criticism which is taken for grievance. The strong emphasis on operating and finantial performance has placed a heavy strain on human resources. Indeed, in the last report to shareholders. Phillips acknowledges that 570 contacts were made to the confidential ethics hot line. Knowing that only a low percentage of ethics problems do reach this type of service, the real number is much higher, alarming high. Nevertheless, Phillips assumes it with candid passivity, not to say indifference. This has only been made possible by a weak Code of Conduct and Business Ethics, and an even weaker implementation. Thus, we find totally appropriate the remarks we made in the proposal, 'a rigorous review of the Company's past and current practice ought to be conducted by the Board', and the 'Boars's Audit Committee needs to take a more direct, investigative, and active role'. These remarks were object of depreciative comments by the Secretary of Phillips in his letter, with the clear intent of descrediting us before the Commission.

Actually, unethical behavior by the Secretary of Phillips is not new. In 1996, we filed with him a declaration of vote to the annual meeting. We urged him six times to inform us of the action taken, see attached letter, he ostensibly ignored all the requests. Let aside the lack of courtesy, we believe this shows a clear willful predisposition to block our rights as a shareholder.

2- Ordinary Business

We believe that when a company embraces the leading values of the Community with sincerity, it will bring sustainable, long term value to the shareholders. Phillips has done so with safety and environmental matters, but is trailing behind on its diversity consciousness: a) lacks a clear commitment to be one of the best of its peer group; b) executive and senior managerial employment has been effectively locked to the minorities, except for a few token cases.

Under normal circumstances the diversity actions advocated by us would be part of ordinary business. However, in view of the lack of clear position of the Board on diversity matters, the subject is conspicuous absent in the reports to the Shareholders and, the possibility of a large and sucessful claim be launched against the Company, like it has been with others, with tangible effects on the Shareholders, we believe the for the most temporary and extraordinary measures of the proposal are legitimate.

3- Mootness

Phillips claims that items 1 through 5 of our proposal were being substantially addressed prior to the submission of the proposal.
The proposal calls for the changes to be 'quantifiable, sustainable, and their progress measurable'. In the letter to the Commission, Phillips quantifies only a few of the items. For the progress to be sustainable and measurable, it would need to be clear where it is and where it wants to be on all the items. Phillips is totally elusive where it wants to be on items 1 through 5, as well as in the executive minority employment.

Phillips has lately addopted some measures, but still lacks a clear plan to to bring it in line with other companies of its peer group.

4- Not a Proper Subject for Shareholder Action

The proposal, if voted by the shareholders, would effectively open the Company to the minorities, specially relevant would be the opening of executive employment to the said mincrities, as we defend in the supporting statement.

The Board would still have full discretion in all matters of employment and business relations. The Board would be committed to the principles only. The proposal guides but does not substantiates.

To open effectively Phillips to a part of the society, within the spirit of the US legislation, appears to us to be a proper subject for shareholder action.

Based on the above, we oppose Phillips intent of omitting the proposal, and appeal to the Commission. We stand ready to revise the proposal to better reflect, what we propose.

We appreciate your attention to this request.

Very truly yours,

A. L. Quintas

Attachment: one page

c.c.: W. Allen, Phillips Chairman and CEO r) Mr. Dale J. Billam r)
Chairmen Ethics and Audit Committee

000001

PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004 918 661-6600

LEGAL

February 6, 1998

VIA AIRBORNE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Sanjay M. Shirodkar
Room 3426, Stop #3-8

Re: **Phillips Petroleum Company (the "Company")—Commission File No. 1-720. Shareholder Proposal Submitted by A. L. Quintas.**

Ladies and Gentlemen:

This is in response to Mr. Quintas' letter to you of January 20, 1998, a copy of which was received by the Company on or about January 27, 1998. Enclosed are one original and five copies of the enclosures discussed below regarding the shareholder proposal submitted by A. L. Quintas. A copy of that proposal was sent to you with my letter of January 8, 1997, stating that the Company intends to omit Mr. Quintas' proposal from its 1998 proxy materials.

Personal Grievance

We believe that Mr. Quintas' comments in Item 1, Personal Grievance of his letter speak for themselves in that they show his continued efforts since his termination in 1990 to seek payment of sums he claims are owed, even though his claims have been reviewed multiple times by Company Officers and at least once by the Audit Committee of the Company's Board of Directors. Shareholder proposals to address a personal grievance are excludable, see *International Business Machine Corporation* (January 20, 1998). We further believe that his commentary under this subject heading shows it is his intent only to pursue and comment on his personal perception of the Company's ethics and grievance process with which he has carried on personal disagreements for approximately 7 years. Such personal disagreements are not of interest or benefit to shareholders generally.

His continued disparagement of the Company's code of ethics is and remains unwarranted. As stated in my letter in response to his shareholder proposal in 1996 and in furtherance of our position on his most recent shareholder proposal, the Company has had a code of conduct in effect since the late 1970's. It is "Our Responsibility; a Code of Business Conducts and Ethics" revised February 9, 1995 (the "Code"), copies of which are enclosed. The Code is a formal operating guide which has been approved by the Company's Board of Directors. New employees are asked to sign a statement indicating they have read, understand and comply with the Code. Periodically, employees are asked to reaffirm in writing their commitment to these principles.

The Code is administered by the head of the Corporate Compliance and Ethics Office (a full-time position) which handles all ethics compliance items (including the Company's "hotline") and who reports to the General Counsel. The General Counsel and the Ethics Compliance Head periodically (at least semiannually) make reports to the Audit Committee of the Board of Directors. As stated in my January 8 letter, the Audit Committee is comprised solely of independent directors. The Company has no restrictions on whom may use its ethics hotline, the existence of which is publicized in various Company publications which are distributed to employees, stockholders, vendors and the public. Phillips' Code is not weak and is taken very seriously by the Company, all its employees, the Board and its Committees.

Ordinary Business

Contrary to Mr. Quintas' assertions, the Board has taken action as has the Chairman and Chief Executive Officer. (See discussion under Mootness below.) It is the "ordinary business" of a company in how it addresses issues concerning its workforce, its relation with suppliers, independent contractors and financial institutions. The Commission has on numerous occasions so held as was pointed out in the citations in my letter of January 8. In addition to those citations, see *General Electric Company* (January 21, 1998), proposal to require "special sensitivity" in the use of materials relating to sex, race, color age, creed, religion and national or ethnic origin, and *Citicorp* (January 9, 1998), proposal to mandate a compliance program specifically directed at the Foreign Corrupt Practices Act.

Mootness

The Company believes the actions taken by the Board of Directors and the ad hoc committee of Directors Boren and Turner and the creation of the Diversity Counsel show a strong commitment by the Board to the changes necessary to create a diverse workforce. The strong commitment of management is shown by the enclosed copies of the letters from W. W. Allen, Chairman of the Board of Directors and Chief Executive Officer to employees dated December 31, 1996 and to management, dated January 10,

1997. The Company is, as Mr. Quintas has proposed, per the items set out in my January 8 letter under the heading of Mootness "increasing employee recruitment", "boosting purchasing activities", "giving financial support", "broadening financial activities" and "ensuring fair treatment."

Not a Proper Subject for Shareholder Action

The Company is at a loss to understand how, if Mr. Quintas' proposal were to be adopted, it would not take away from the Directors' discretion in the matters mentioned in my letter of January 8 — employee selection and supplier and financial relations. Mr. Quintas wants to impose his vague ideas on how the Company should address its normal business affairs, whereas the Company has adopted diversity plans and is implementing them.

For the reasons stated in my January 8 letter and this letter, we respectfully urge the Commission's Staff to concur in the Company's position that Mr. Quintas' proposal may be omitted from its 1998 proxy materials.

Very truly yours,

Dale J. Billam

Dale J. Billam
Secretary and Senior Counsel
1234 Adams Building
Bartlesville, OK 74004
Ph: (918) 661-5638
Fax: (918) 662-2301

DJB/jm

Enclosure

cc: Mr. Antonio L. Quintas
Salgados, 2640 Mafra
Portugal (Via DHL Air Courier)

000004

ANTÓNIO L. QUINTAS
SALGADOS, 2640 MAFRA, PORTUGAL
TEL.: +351 61 52863
FAX: +351 61 812368

RECEIVED
OFFICE OF CHIEF COUNSEL

98 FEB 23 PM 4:48

February 16, 1998

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EXPRESS MAIL

"PUBLIC REFERENCE COPY"

Attention: Mr. Sanjay M. Shirodkar
Room 3426, Stop #3-8

Subject: Phillips Petroleum Company('Phillips') - Commission File #1-720. Shareholder Proposal Submitted by A.L. Quintas.

Dear Sirs,

Phillips letter to you on the above subject of February 6, 1998, was received by us, via DHL, on February 13, 1998. As result of said letter, we have the following remarks to make:

1- Personal Grievance

In an effort to misinform the Commission as to the true intent of our proposal, Phillips Secretary and Senior Counsel keeps making reference to matters related to our past employment with Phillips.
We have sought reaching agreement on the matters at fault for a long time. These include: a) $ 2118 in air fair repatriation costs; b) $1382 of shipping damages to one sofa; c) compensation for the interruption of medical treatment and the two year and nine month delay in having our household goods shipped from the U.S. to Europe; d) $521 pertaining to medical expenses; e) the release of the films of the examination of the brain that we were asked to take at a Phillips appointed clinic in Houston. The unreasonability and absurdity of Phillips position was last made known to the Chairman of the Audit Committee in our letter of May 1, 1997, he has failed to answer so far.
Although, this is not of interest or benefit to the evaluation of the merits of our proposal, it is nevertheless revealing of the methods used by Phillips' Secretary to influence the Commission independent assessment of the proposal.
Strictly within the ambit of the proposal, the additional information provided by Phillips reinforces our supporting statement, the comments in our letter of January 20, 1998 on the weakness of the Phillips'Code of Conduct and Business Ethics: a) Notwithstanding recognizing diversity as a core Phillips value, Chairman W. Allen falls short of making of this value a goal of excellence; b) Violations of the Code should be reported to a person independent of the line organization, who in turn should report directly to the Audit Committee; c) The Code is mute on how violations are dealt with. Phillips attempts in its letter to the Commission explaining how it administers the Code, we believe the place to do so is the Code; d) the Code neglects the conduct expected from contractors, suppliers, and other business associates, thus failing to recognize their importance.
Therefore and contrary to what is claimed by Phillips, our remarks are warranted and justifiable.

.../..

2- Ordinary Business

Phillips latest statements are non-committal on: a) making Phillips a leader on diversity initiatives within its peer group: b) actively opening executive employment to minorities. Were these objectives to be met, items 1 through 5 of our proposal would become ordinary business.

3- Mootness

Our proposal calls for the diversity efforts to go beyond the statements of principle to be quantifiable, sustainable, and their progress measurable - a management by objectives approach.
Phillips' Chairman letter of December 31, 1997, implies openly that a management by objectives approach would be a 'rigid program'.

Phillips' statement that is complying with items 1) through 5) of our proposal is perfunctory; it has not been substantiated in a clear manner.

4- Not a Proper Subject for Shareholder Action

The essence of our proposal is making diversity part of Phillips mission. At the moment Phillips only mission is to achieve superior financial returns to its shareholders. We believe that the shareholders are expecting more than just the delivery of solid financial performance, they want an effective management of 'Phillips triple bottom line' - profits, environmental/safety, and social/diversity responsibility, and they would like seeing Phillips reporting regularly on its 'triple bottom line'.

For the reasons stated, we do not concur with the outright desqualification of our proposal, which has an ad hominem mark. We respectfully ask the Commission to make its views known to both parties.

Very truly yours,

A. L. Quintas

c.c.: Mr. Dale J. Billam, Phillips Fax:
00 1 918 662 2301
Mr. W. Allen r) Chairman Audit Committee, Phillips Fax:
00 1 918 661 7005

A. L. Quintas
Salgados
2640 Mafra
Portugal

000006

June 6, 1996

Mr. Dale Billam — No reply received yet. A. Quintas, July 10, 96
Secretary — No reply received yet. A. Quintas, August 15, 1996
Phillips Petroleum Co.
1234 Adams Building — No reply received yet. A. Quintas, October 10, 1996
Bartlesville

Dear Mr. Billam,

We would appreciate if you could forward to us at the above address the transcripts of the last annual meeting, showing that our vote statement and declaration of May 1, 1996 to Mr. W. Allen and copied to you by fax, before the meeting, was duly taken care of.

We look forward to hearing from you.

Very truly yours,

[signature]

A. L. Quintas

Mr. Billam.
Our letter is serious enough to be ignored by you. This is the 5th time is sent to you.

Best regards
A. Quintas
Nov 11, 96

No answer received yet
A. Quintas
Jan 22, 97

PHILLIPS PETROLEUM CO

PHILLIPS BUILDING
800 PLAZA OFFICE BUILDING
BARTLESVILLE, OK 74004
918. 661.6600

NO ACT

NO ACTION LETTER
Filed on 03/04/1999 - Period: 01/25/1999
File Number 001-00720

GSI

pc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 1999

Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, Oklahoma 74004

Act 1934
Section 14A-8
Rule
Public Availability 3-4-99

Re: Phillips Petroleum Company
Incoming letter dated January 7, 1999

Dear Mr. Billam:

This is in response to your letters dated January 7, 1999 and January 25, 1999 concerning the shareholder proposal submitted by Antonio L. Quintas to Phillips. We have also received letters from the proponent dated January 20, 1999 and January 27, 1999. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Antonio L. Quintas
Salgados, 2640 Mafra
Portugal

March 4, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phillips Petroleum Company
Incoming letter dated January 7, 1999

The proposal relates to amending Phillips' bylaws to require shareholder approval prior to the "alienation" of assets exceeding a certain amount.

There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Phillips relies.

Sincerely,

Theresa Regan
Attorney-Advisor

ANTÓNIO L. QUINTAS
SALGADOS. 2640 MAFRA, PORTUGAL
TEL.: + 351 61 52863
FAX: + 351 61 812368

January 27, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Subject: Shareholder Proposal Submitted by A. L. Quintas to Phillips Petroleum Company (" Company").

Ladies and Gentlemen:

I would like making the following remarks regarding the Company's letter to the Commission dated January 25, 1999.

The mere fact that I have copied the Chairman of the Audit Committee of the Company and the Company's Chairman is seen by the Company as another demonstration of personal grievance! Since I quoted both several times in my letter to the Commission of January 19, 1999 (mailed under January 20, 1999 by typing mistake), I thought elegant of me to copy them! Indeed, the Company appears obsessive about personal grievance.

The Company claims that the terms "core activities" and "divisions/cost units" used in my proposal are not explained and may change. The Company asserts " If Mr. Quintas cannot adequately explain the terms and parameters of the Proposal, it is too vague for the Company...." I believe the Company may be trying to mislead the Commission, and here is why: I did not think appropriate to impose on the Company any other definition of terms than the Company's own understanding. The Proposal calls for the approval by the shareholders of the alienation of 50% or more of the 'Company's declared core activities and/or Divisions/Cost Units. The terms 'divisions/cost units and 'core activities' have been used in an interchangeable manner by the Company in its presentations to the shareholders. The Company's 1997 Annual Report defines 'core activities' as 1) petroleum exploration and production on a worldwide scale; 2) natural gas gathering, processing and marketing in the United States; 3) petroleum refining, marketing and transportation, primarily in the United States; 4) chemicals production and distribution worldwide. The 1994, 1995, 1996, and 1997 Annual Reports not only give the same definition but give also the operating highlights and the financial results of the said 'core activities'. The 'core activities' as live businesses are changing, my proposal calls for the shareholder approval of alienation of 50% or more, this is a well defined parameter, what changes is its dollar value. In this context, are the doubts about 'core activities' justified? Or is the Company trying to blur the Proposal?

I am not opposed to make the Proposal clear to the shareholders by incorporating any constructive comments. The Company claims that the shareholders have already enough protection. I believe the Company assumption will be validated if the shareholders vote against my proposal. The Company should give its shareholders that freedom.

Very truly yours,

A. L. Quintas

c.c.: Mr. Dale J. Billam, Secretary and Senior Counsel, Phillips Petroleum Company r) Mr. W. Allen. Chairman r) L. D. Horner. Chairman Audit Committee.

PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004 918 661-6600

LEGAL

January 25, 1999

Via Air Courier

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Phillips Petroleum Company (the "Company") – Commission File No. 1-720**
Shareholder Proposal Submitted by A. L. Quintas

Ladies and Gentlemen:

By a letter dated January 7, 1999, the Company advised the Commission that it intends to omit a shareholder proposal received by facsimile on November 27, 1998, from A. L. Quintas, a former employee residing in Salgados, Portugal (the "Proposal"). On January 19th, the Company received by facsimile a copy of Mr. Quintas' letter to the Commission, dated January 20, 1999, responding to the Company's position (the "Response"). On the morning of the 20th, the Company received by facsimile a "correction letter" regarding the date of the Response. Six copies of the correction letter are enclosed.

The Company continues to believe that Mr. Quintas is using the shareholder proposal process as a means of addressing his personal grievance, and that the Response demonstrates such a purpose, as does his continued copying of Mr. Horner, Chairman of the Audit Committee, and Mr. Allen, Chairman and Chief Executive Officer.

In regard to Mr. Quintas' claim that the Proposal is not false and misleading, even his discussion in the Response, found on page four, of what he intends by the terms "core activities" and "Division/Cost Units" etc. does not provide an explanation of what he means. If something is labeled a core activity, division or core unit, can it be changed? Further, when does culmination or counting begin and how small or large is a core activity, division or cost unit? Can these items be combined or divided to meet the changes in business environment? Phillips' business lines have had and will have changing core activities, divisions and cost units. If Mr. Quintas cannot adequately explain the terms and parameters of the Proposal, it is too vague for the Company or a shareholder to ascertain the meaning and intent, and for the Company to be able to comply with its terms.

As stated in my January 7th letter, Mr. Quintas' Proposal is about his personal grievance against the Company and is false and misleading within the rules and regulations for soliciting proxies. Mr. Quintas and other shareholders are adequately protected by Section 271 of the

General Corporation law of the State of Delaware, which requires a vote of the shareholders in well-defined instances of the sale, lease or exchange of assets.

Very truly yours,

Dale J. Billam

Dale J. Billam
Secretary and Senior Counsel
1234 Adams Building
918/661-5638
918/662-2301 (fax)

DJB/smt

cc (w/attach.): Mr. Antonio L. Quintas
Salgados, 2640 Mafra
Portugal (Via Facsimile 351 61 812368 and DHL Air Courier)

ANTÓNIO L. QUINTAS
SALGADOS, 2640 MAFRA, PORTUGAL
TEL.: +351 61 52863
FAX: +351 61 812368

January 20, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fith Street. N.W.
Washington, D.C. 20549

Subject: Shareholder Proposal Submitted by A. L. Quintas ("Proponent") to Phillips Petroleum Company ("Company")

Dear Ladies and Gentlemen:

I would like commenting on the Company's letter of January 7, 1999 to the Commission as follows:

Rule 14a-8(i)(4)-Personal Grievance and Special Interest.

The Company claims that I have a personal grievance and special interest because I was an employee of the Company.

I believe that employment matters and shareholder's rights are in principle separate subjects, unless there are compelling reasons to do otherwise. An employee or former employee should not see his rights as a shareholder encumbered because of his or her employment with the Company. I hope the Commission upholds this principle.

The Company could legitimately exclude the proposal if it would result in a benefit to me not shared by other shareholders at large, or if the contents of the proposal would clearly redress the grievance. Or the proposal was part of tactic to harm the Company's interests willfully.

It is clear in the letter to the Commission that the Company does not like the proposal. Thus, it could be easy and expeditious to claim that the former employee has a special interest and personal grievance; it draws instinctual understanding. What special interest and personal grievance is the Company referring to? and how would they be met and redressed by the proposal? This is the essence to me, and on this the Company is mute. Its well worded statement has only the following main elements: a) self-praise "The Company has negotiated in good faith...has afforded him every avenue of appeal...", 4 th paragraph; b) sheds anathema on the proponent, 6th paragraph; c) draws similarities with proposals by others; c) recalls the two other proposals I submitted that were, in my view, unduly censored.

The facts that have originated the alleged grievancy and special interest are worth recalling. My employment with the Company was terminated abruptly in 1990. The Company claimed that I made too many phone calls and lost too many days of work unjustified. I countered with medical evidence for the four weeks of work lost in ten years and a tolerated phone call practice. I claimed the reasons given were a mere alibi. The termination redressed the personal grievance that some Senior Managers of the Company had with me , for allegedly having denounced corruption in their Division. Immediately after the termination, I requested the settlement of accounts and a meeting with the Ethics/Audit Committees of the Board. The Company did not accept either.

Three years later, in 1993, The Company agreed to meet for the first time. Some progress was made, my household goods and personal belongings stored in Houston were shipped home by the Company, in accordance with the terms of the employment contract. Both parties made offers to settle the accounts, but without reaching agreement. A meeting with the Ethics/Audit Committee was denied.
Five years late, in 1995, the Company agreed to meet again. Under review were ~~again~~ the settlement of accounts and a meeting with the Audit Committee. The Company responded a few months later by saying that the Audit Committee had closed the case. Since 1995, I have with all education, reminded the Chairman of the Audit Committee that, its conclusion is not in line with the stature of the Company - a major US company. My correspondence has either been ignored or returned unopen and, is only now indirectly acknowleged in the letter to the Commission.

Is in the above general context, that the Company claims that I have a personal grievance and general interest. Could anyone with all honesty say, that if the proposal were to be included in the proxy materials and voted at the 1999 Annual Meeting of the Company, it would result in, either a special benefit to me or in redressing the grievance I am supposed to have? How? Firtly, only a few people know about the termination disaccord, the shareholders don't need to know about it. Secondly, if the proposal is rejected, it is the end. Thirdly, if the proposal is approved, absolutely nothing in it forces the Company to alter its position with regard to the settlement of the termination of my employment with the Company.

When the Company claims, in paragraph six, that "... the Proponent has chosen the Company's Annual Meeting as his forum for redressing a personal grievance with the Company", is an objectively false statement.I have never in the Annual Meetings I attended,or in the question I asked, ever brought up in public anything that had to do directly with my past employment with the Company.

The Company asserts further, in the same sixth paragraph: " He has established a pattern of submitting shareholder proposals as part of an attempt to have his grievance redressed. The Company's perception of my motivation is clouded with egoism:

In 1993, I met with the Company to settle the accounts. The Company proposed to alter the records to show that I had been laid off and to write a letter of recomendation. I would be paid a laid off compensation package, in return I would have to sign a desclaiming letter, that could be interpreted as restricting within others, my sharehoder rights. I rejected. One of my counter proposals was to leave the records as they were. I would be re-hired, after a period of work.I would quit the Company with no compensation. The Company rejected this and other reasonable alternatives. I did not doubt that the Manager who made the proposal was, within his power, trying to do his best to settle an uncomfortable case. But, I could not stop thinking that, if a Middle Manager could so easily alter the records, what could others do in the Company? Does ~~not~~ corruption not lives of altered procedures and records?
At that time, in 1993, there were in Bartlesville, the Company's city headquarters many rumors of unethical practices by the Company. In 1995, I visited the city again, I heard the same rumors, the details appeared credible and confirmed my own experience. Thus,to the 1996 Annual Meeting, I decided to sponsor a proposal calling for the Company to promote and endorde the highest standards of business ethics in the industry.

The Company alleged to the Commission I had a personal grievance and special interest. The proposal was censored.

Following the presentation of the proposal in late 1995, the Company opened a confidential telephone ethics hot line in 1996. In the first year there were 570 contacts. I believe this showed conclusively that the Company had an ethics' deficiency.

The Company in 1996 annual report, stated on page six: " Clearly, growth is important to Phillips future ...". I believed this growth would have to come mainly from the foreign operations.The companies that are more successful in their international operations are the ones that have an integrated executive management and, make full use of the potential of the employees of their foreign subsidiaries. The Company has long been perceived as being renitent to open his executive employment to the minorities. In recent years there were only two exceptions, in what seemed to be more a paliative than a real commitment. A non-employee minority woman was brought in the Board, and a foreign employee was promoted to an executive position.

To promote diversity, I submitted to the 1998 annual meeting a proposal outlining specific measures to ensure economic opportunities and fairness for minority business partners and employees. The Company claimed to the Commission that I had a personal grievance and special interest. The proposal was censored.

The proposal was sent in the winter of 1997. The Annual Report of March 10, 1998, page 29, placed diversity as major value to be promoted.

In late 1998, the Company announced that planned to alienate for cash, the control of fundamental assets, all its refineries and petroleum outlets in the US, to a company where is a minority shareholder.
This is major and sudden change in its strategic thinking and growth strategy.
In 1993 the Company thought that an integrated company was the best to ride out the business cycles - 1992 Annual Report, page 6. In 1994, the Company commented as follows: " Some oil companies spinned their upstream business and specialized in only one segment. We considered it but concluded that integration was our number one strength, 1993 Annual Report, page 6. In 1996, the Chairman said " Phillips is a midsized integrated oil company ... that's the way we beat the competition", 1995 Annual Report, page 8.

Faced with fundamental and risky sales, I felt appropriate to have a stronger element of shareholder control. Thus I filed to the 1999 Annual Meeting the proposal under evaluation.
Again, the Company claims to to the Commission that I have personal grievance and special interest. It appears that the Company influenced by its own prejudice sees my proposals under a narrow and fixed idea: personal grievance and special interest. Or it may be just an expeditious way of stiffling shareholder rights and the flow of ideas.

An impartial review of the facts mentioned in my letter of December 29, 1998 to the Chairman of the Audit Committee of the Company would show that there are some reasons to believe that the Company may have a personal grievance with the Proponent. All the correspondence to the Chairman was either not answered or returned unopen. He knows that the Proponent wants to make a presentation on the violation of the Company's Code of Business Conduct and Ethics by some Senior Managers. The Audit Committee is comprised solely by outside directors who have a wide range of powers, including monitoring the compliance of the Company's Code of Conduct.

Is this the elevated response that would be expected of the members of the Committee, all known public figures in the US, were not the Company to have a marked grievance with the Proponent?

I hope that the Commission, as guardian that the rights of the US and foreign shareholders are not violated, will rule with equity. In case of doubt, the part being accused, the Proponent, should be given the benefit of the doubt.

Rule 14a-8(i)(3)- Violation of Proxy Rules.

The Company has doubts about the meaning of " Any single or multiple and cumulative alienation of assets representing 50% or more of the balance sheet value...". In the Company's view the words 'single', 'multiple, and 'cumulative' are vague, uncertain, and thus false and misleading.

I believe this is part of a tactic by the Company, like under the Rule 14a-8(i)(4) to misrepresent the truth. The Webster New Collegiate Dictionary would quick dissipate any doubts of the Company: single- only one; multiple- consisting of, including or involving more than one; cumulative- made of accumulated parts, incresing by successive addition.

The Company claims that the terms "core activities" and "Divisions/Cost Units" are also false and misleading. The Company has been structured for many years in four main businesses, their names keep changing, the most widely used are: Exploration and Production of Oil and Gas; Gas Gathering Processing and Marketing; Refining,Marketing and Transportation; Chemicals Production and Distribution. Why did I called these main businesses Divisions/Cost Units? Because they are used by Management at the Annual Meetings to designate the Company's main activities. The 1992 Annual Report in several of its pages explains that these main activities are made up of one or more SBU's - strategic business units with their own profitability and accountability. The term 'core activities' became more used for the same purpose starting with the 1994 Annual Report, 'Phillips Petroleum Company in Brief' , page 2. In the Financial Review, the main businessses are called 'segments'. I thought this term was much less used, so I did not choose it.

The Company alleges that it has no idea of what the Proponent means, when for the approval of alienation of main assets, a special report is requested. I believe the idea is of easy deduction: the reasons why the shareholders should approve the deal.

The four " core activities" of the Company had an aggregated sales and operating revenue in 1997 of nearly 15 billion dollars, 50% of the value of those Divisions/Cost Units is a well defined and significant limit.

The time frame is another concern of the Company. Annually, the shareholders come together to evaluate the Company's business direction. Thus, this should be the natural time frame.
Any other time frame would be self-defeating, as the Company is engaged in miscellaneous sales of assets as part of ordinary businesses, cumulative over a longer period of time would result in a process not compatible with the Company's activities.
The intent of the proposal is to give the Board the same freedom that is has today in the ordinary business. The proposal if approved would block the alienation of fundamental assets of the Company as a fait accompli to shareholders. It would also protect the Company from a delapidating 'raider'.

I believe the intent of the proposal is clear, but I am not opposed to better it.

Rule 14a-8(i)(1)- Improper Under State Law

It appears that the Company is making a partisan and liberal intrepertation of the Law. The General Corporation Law requires board approval or recommendation precede any action by stockholders.

The intent of the Law is to prevent that the stockholders conclave to decide on any fundamental matters of the Company excluding the Board. Conversely, the Board can not exclude itself from any fundamental decision

The intent of the law is not to exclude shareholders proposals from the Annual Meetings. The proposals included in the proxy documents include by rule a board recommendation consisting of a vote for or against. This is enough to meet the General Corporation Law.

The proposal under review does not interfere with the management of the Company under the direction of the Board. The Board would need a clear mandate of the stockholders to alienate a fundamental part of the Company, which is different.

The Company is made up of four core businesses all integrated in a functional whole. To des-member any or all the parts is, in my view, a fundamental transaction. A proper subject for a stockholder's proposal.

It appears excessive the Company's position in the sixth paragraph that the proposal, a mere proposal, would amount to an abdication of Board responsibility. In the context of the proposal, the Board would abdicate if the proposal was submitted to the stockholders without a recommendation.

Rule 14a-8(i)(7)- Ordinary Business

Based on the aforementioned, the alienation of fundamental assets, can not be regarded as a matter of every day ordinary business management.

Based on the above, I respectfully appeal to the Commissiom of the Company's decision to omit my proposal from the proxy materials of the 1999 Annual Meeting of the Company. I would be grateful if the Commission could in its reply acknowledge receipt of this petition.

Very truly yours,

A. L. Quintas

P.S.: Company's letter received Jan. 8, 1999 by fax and Jan. 20, 1999 by DHL.

c.c.: L. D. Horner, Chairman Audit Committee r) Chairman W. Allen, Phillips Petroleum Company.

PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004 918 661-6600

LEGAL

January 7, 1999

Via Air Courier

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Phillips Petroleum Company (the "Company") -- Commission File No. 1-720
Shareholder Proposal Submitted by A. L. Quintas**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j), of the Securities Exchange Act of 1934, as amended, Phillips Petroleum Company (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 1999 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement dated and received by facsimile on November 27, 1998 (the "Proposal") from A.L. Quintas, a former employee residing in Salgados, Portugal (the "Proponent"). The Proposal requests that:

> "Any single or multiple and cumulative alienation of assets representing 50% or more of the balance sheet value of any of the Company's declared core activities, and or Divisions/Cost Units, to an entity where Phillips' current Directors, their approved successors, or their legitimate representatives do not or will cease to have a controlling majority, shall be subject to a specific and express approval of at least 50% of the shareholders on record. To this purpose, the Company shall prepare and issue to the shareholders a special alienation of major assets' report (emphasis added).
>
> Whereas
>
> The Company's charter, bylaws, the rights and prerogatives of the Directors of the Board shall be amended as necessary and accordingly (emphasis added)."

Enclosed are six (6) copies of the Proposal.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

It is the Company's position that the Proposal may be omitted from its Proxy Materials pursuant to 14a-8(i)(4) - personal grievance, special interest; 14a-8(i)(3) - violation of proxy rules; 14a-8(i)(1) - improper under state law; 14a-8(i)(7) - ordinary business.

Rule 14a-8(i)(4) - Personal grievance; special interest.

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." The Commission has indicated that proposals presented in broad terms in an effort to appear to be of general interest to all shareholders may nevertheless be omitted from a proxy statement under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), when designed to redress a personal grievance or further a personal interest (Release No. 34-19135, October 14, 1982).

For the Company's 1996 Annual Meeting, the Proponent sought, by undated letter received by the Company on November 28, 1995, to include a shareholder resolution (the "1996 Proposal"). The Company requested by letter dated January 9, 1996, that the Securities and Exchange Commission concur that the 1996 Proposal could be omitted from the Company's 1996 proxy materials. The Office of the Chief Counsel Division of Corporation Finance by letter dated February 22, 1996, concurred with the Company's position that the 1996 Proposal could be excluded from the Company's 1996 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "they appear to relate to the redress of personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large". Proponent then sought review by the Chief Counsel of the Commission to reconsider its response, to which Vincent W. Mathis, Special Counsel of the Commission responded on March 19, 1996, that "we could find no basis to reconsider our position."

For the Company's 1998 Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which the Company received on December 1, 1997, to include a shareholder resolution (the "1998 Proposal"). The Company requested by letter dated January 8, 1998, that the Securities and Exchange Commission concur that the 1998 Proposal could be omitted from the Company's 1998 proxy materials. The Office of the Chief Counsel Division of Corporation Finance response on March 3, 1998, concurred with the Company's position that the 1998 Proposal could be excluded from the Company's 1998 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large".

The Proponent was an employee of a Company subsidiary from February 1, 1981 until December 15, 1989, and of the Company from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge, Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous Company executives. The Company has negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, the Manager of Corporate Ethics and Compliance and the Audit Committee, a committee of the Company's Board of Directors comprised solely of independent outside directors. The Audit Committee reviewed Mr. Quintas' claim (but did not meet with him) at its meeting on July 9, 1995 and concluded that the Proponent had been fairly dealt with in accordance with Company policy and related procedures.

Mr. Quintas has continued his correspondence campaign with the Audit Committee. The Chairman of the Audit Committee, Larry Horner, received a letter dated December 29, 1998, a copy of which is attached. In that letter, Mr. Quintas reiterates that his "case has to do with the termination of my employment with Phillips and the settlement of accounts" and asks to "renew my long standing request to be received and make a presentation to the Audit Committee of the Board". Mr. Quintas also states that "As a shareholder, I have been smeared as having a personal grievance against Phillips".

We believe that the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with the Company. He has established a pattern since 1996 of submitting shareholder proposals as a part of an attempt to have his grievance redressed. The Staff has taken the position that the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest (emphasis added). See *U S West, Inc.* (December 2, 1998), *Station Casinos, Inc.* (October 15, 1997), *International Business Machines* (January 13, 1995), *Baroid Corporation* (February 8, 1993) and *Westinghouse Electric Corporation* (December 6, 1985).

Although the Proposal is in a form designed to affect a bylaw amendment, it requires no different analysis or treatment than the Proponent's 1996 and 1998 Proposals which were properly excluded as part of a pattern to redress a personal grievance. This was recently confirmed by the Commission in *LTV Corporation* (November 25, 1998) wherein a proponent having failed to have stockholder proposals submitted in 1996 and 1997 included in LTV's proxy statements for those years, then submitted a proposal for the 1999 Annual Meeting seeking its inclusion in the proxy materials by proposing a bylaw amendment. In LTV Corporation, the SEC permitted the exclusion of the proposal submitted for the 1999 Annual Meeting in spite of the proposal's bylaw amendment style.

For the reasons stated above, the Company believes that the Proposal, especially when considered with the Proponent's very recent letter to the Chairman of the Audit Committee, is excludable from the Proxy Materials.

Rule 14a-8(i)(3) - Violation of proxy rules.

The Company further believes that, pursuant to Rule 14a-8(i)(3) and Rule 14a-9, the Proposal contains materially false and misleading statements. Rule 14a-8(i)(3) provides that a shareholder proposal may be omitted if the proposal or the supporting statement is contrary to the proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Proponent seeks to require stockholder approval of "Any single or multiple and cumulative alienation of assets representing 50% or more of the balance sheet value of any of the Company's declared core activities, and or Divisions/Cost Units...(emphasis added)." Proponent seeks to have the Company's Board of Directors manage the business of the Company and make decisions under vague and uncertain terms, see underscored words.

The phrases underscored above are, in their context, vague and uncertain and as such are false and misleading. The Company has no idea what the Proponent means when he uses the phrases "multiple and cumulative alienation of assets," "declared core activities," "Division/Cost Units" or his request for "a special alienation of major assets' report". The supporting statement sheds no light on how these phrases should be interpreted. The Company is uncertain as to the time frame under which it would be required to calculate the "multiple and cumulative alienation of assets" and whether the Proponent's intent is that every minor transaction taken by the Company, such as a sale or trade of miscellaneous oil and gas interests frequently done by the Company in the ordinary course of business or the restructuring and elimination of cost units should be considered. Since a cost unit is a subjective designation and may well vary over time, 50% of such a unit's book value could be very small or very large, ranging from thousands of dollars to millions of dollars, and the Company doubts that the stockholders would generally be concerned about voting on the "alienation" of every cost unit.

The lack of clarity of the Proposal allows for a variety of interpretations to be drawn. Consequently, if it is difficult for the Company to discern which assets and how, what, and over what time frame the "alienated" assets should be considered, the Company's stockholders will undoubtedly have difficulty knowing on what they are voting to have done. See *Corning Incorporated* (February 18, 1997). In *Occidental Petroleum Corporation* (February 11, 1991), the Staff noted that a proposal is vague, indefinite and, therefore, potentially misleading if "it is unclear exactly what action any shareholder voting for the proposal would expect the Company to take...[and] it is unclear what actions the Company would be required to take if the proposal were adopted." See also, *Hannaford Brothers Company* (February 17, 1989).

As statements in the Proposal are vague and uncertain, making them false and misleading, the Proposal should be excluded on the basis of Rule 14a-8(i)(3).

Rule 14a-8(i)(1) - Improper under state law.

The Proposal is excludable from the Proxy Materials on the basis of Rule 14a-8(i)(1) which permits a company to omit a proposal from its proxy materials "if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Company is incorporated under the laws of Delaware. Section 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law"), 8 Del C. § 141(a), provides, in pertinent part, as follows:

> "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, accept as may be otherwise provided in this chapter or in its certificate of incorporation...."

In the case of fundamental transactions such as a merger, a sale of all or substantially all the assets or dissolution, the General Corporation Law specifically requires that board approval or recommendation precede any action by the stockholders. See, e.g., 8 Del.C. §§ 251 (mergers); 271 (sale of all or substantially all of the assets); 275 (dissolution). It is not proper for a stockholder to avoid or attempt to avoid the requirement that the board of directors approve or recommend such a transaction before it is presented to stockholders by means of a stockholder proposal, or for the Company's Board to defer to the stockholders without taking a position. *Paramount Communications, Inv. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989) and *Smith v. Van Gorkom*, 488 A.2d 858 (Del.1985) (holding that a board of directors may not properly leave to the shareholders alone the decision to approve or disapprove an agreement of merger).

The Proponent seeks to have the rights of the Company's Board of Directors, as set forth under the General Corporation Law and the Company's charter and Bylaws, mandatorily amended to give the stockholders "specific and express approval" of "single or multiple and cumulative alienation of assets". The directors, not the stockholders, are the mangers of the business affairs of the corporation. Thus, the mandate contained within the Proposal is contrary to the express language of 8 Del C. §141(a), and being contrary to such provision is improper under the General Corporation Law.

The Proposal would impinge on the Board's authority or would amount to an abdication of Board responsibility. Rule 14a-8(c)(1) promulgated under the Exchange Act provides that where a stockholder's proposal is not a proper subject under applicable state law, the proposal may be omitted from the proxy statement. In adopting Rule 14a-8(c)(1), the predecessor to Rule 14a-8(i)(1), the Commission stated that the Board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's authority under the typical statute. Adoption of Amendments Relating to Proposal by Security Holders, Exchange Release No. 34-12999 (November 22, 1976).

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials because it is improper under state law.

Rule 14a-8(i)(7) - Ordinary business.

Rule 14a-8(i)(7) permits a company to omit a proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations.

Section 141 of the General Corporation Law of the State of Delaware provides that "the business and affairs of every corporation shall...be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." As a Delaware corporation, the conduct of the Company's ordinary business affairs is vested in the Board of Directors. The Proposal would mandate that shareholders have the authority over the determination to sell, lease, exchange or otherwise dispose of most if not all of the assets of the Company, depending on how the words "multiple and cumulative alienation of assets," "declared core activities" and "Divisions/Cost Units" are interpreted in the Proposal. Thus, the Proposal would usurp the functions of the Board of Directors and management in the ordinary course of the Company's day-to-day affairs, and would affect its assets regardless of their value or lack thereof. The Division has noted that generally a corporation's board of directors may be considered to have exclusive discretion in corporate matters. See Securities Exchange Act Release No. 34-12999 (November 22, 1976). See also the Company's discussion of its request for exclusion under Rule 14a-8(i)(3), Violation of proxy rules and 14a-8(i)(1), Improper under state law.

Accordingly, the Company believes that the Proposal should be omitted under Rule 14a-8(i)(7).

Based on the foregoing, it is my opinion that the Proposal may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(i)(4) - personal grievance, special interest; 14a-8(i)(3) - violation of proxy rules; 14a-8(i)(1) - improper under state law; 14a-8(i)(7) ordinary business.

In accordance with Rude 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from its 1999 proxy materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or Associate General Counsel Monty Stratton at (918) 661-3035. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Your prompt attention to this request is appreciated.

Very truly yours,

Dale J. Billam

Dale J. Billam
Secretary and Senior Counsel

Attachments

cc: Mr. Antonio L. Quintas
Salgados, 2640 Mafra
Portugal (Via Facsimile 351 61 812368 and DHL Air Courier)

ANTÓNIO L. QUINTAS
SALGADOS. 2640 MAFRA. PORTUGAL
TEL. +351 61 52863
FAX. +351 61 812368

November 27. 1998

Mr. Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville. OK 918661-5638

Dear Mr. Billam.

We hereby submit the following proposal for inclusion in the Proxy Statement to be voted at 1999 Annual Meeting.

We confirm that we have been the owners of at least one thousand dollars worth of Phillips stock (C.S. BA56561) and intend to remain so past the 1999 annual meeting. We have been the owners of said stock for more than one year.

PROPOSAL

Any single or multiple and cumulative alienation of assets representing 50% or more of the balance sheet value of any of the Company's declared core activities, and or Divisions/Cost Units. to an entity where Phillps' current Directors. their approved successors. or their legitimate representatives do not or will cease to have a controlling majority. shall be subject to a specific and express approval of at least 50% of the shareholders on record. To this purpose. the Company shall prepare and issue to the shareholders a special alienation of major assets' report.

Whereas

The Company's charter, bylaws. the rights and prerogatives of the Directors of the Board shall be amended as necessary and accordingly.

SUPPORTING STATEMENT

The alienation of Refining. Marketing. and Transportation is a serious blow to the viability of Phillips as an integrated and independent Company. and to people who with work and vision made Phillips 66 a premier fuel brand.

Phillips' objectives have zigzagged since 1994: Phillips is fiercely independent. Chairman Allen in annual report 1995. page 7; Refining and Marketing is an important part of our future. Chairman Allen in annual report 1994. page 4; our strategy is to increase the number of retail stations. annual report 1995. page 2; we want alliances. alliances is the best. we want to focus on E&P and chemicals. Chairman Allen in annual report 1997. page 8.

Also since 1994. Phillips set an over ambitious and unrealistic goal of being one of the top performers in added value to its shareholders. With only one large and old producing field-Ekofisk in Norway, and relatively small offshore fields. which are expensive to run, and also only one major chemical complex. Phillips is lacking the stable foundation to attain superior financial results on a continuing basis. when prices and margins are soft.

The greater emphasis on shareholder return on the short term, has prompted the hand over of control of two of the best refineries in the country with a network of modern fuel outlets, ranked the best by Fortune Magazine, and an aviation fuel service voted the favorite in Professional Pilot Magazine, to a company, itself a combine, with lower quality credentials. Half of the new company refineries are small - 85,000 b/d or less, likely to become uncompetitive. The short term gains could be offset by the large environmental closing costs of the five refineries in question.

The arguments used in the RM&T transaction - productivity synergies, better flexibility, repaying debt (Oil & Gas Journal, Oct. 19, 1998) - could be used for the loss of control of other major Company's assets. This would seriously weaken Phillips, leading in its consolidation into others. The closure of the main offices and the splitting of the Research and Development facilities in down town Bartlesville, would be as natural as the recent closure of the US headquarters of another major oil company.

Our proposal, if approved, would block the loss of control of any major assets without the specific and express approval of the owners of the Company, the shareholders. All the other rights of the Board of Directors would remain unchanged.

We believe the best opportunities for synergies, flexibility, savings, and shareholder value lie within Phillips as an integrated Company. Sustainable growth should be obtained by very selective capital spending and stringent cost control. Investments in political unstable countries and problem areas - Timor Sea, Cameroon, Gabon, Algeria, should be second priority like they were before 1994. Countries that have a very poor curruption perception index as defined by Germany based, non-profit organization, Transparency International, conflict with Phillips values.

END OF PROPOSAL

Cordially yours,

A. L. Quintas

AQ/aq-fcp 01/98
File 2.1

Copie for TCM CLB

Rec'd 1/7 PB 7a

ANTÓNIO L. QUINTAS
SALGADOS. 2640 MAFRA. PORTUGAL
TEL.. +351 61 52863 815863
FAX: +351 61 812368

RECEIVED
DEC 29 '98
JBW

December 29, 1998

Mr. L. D. Horner
Chairman Audit Committee
Phillips Petroleum Company
Bartlesville. OK 74004

Dear Mr. Horner;

Last April I sent you a letter. You refused to receive and returned it me unopen. It was unpolite. uncorteous.and very rude. specially of someone, who is paid to oversee Ethics in Phillips Petroleum Co.

The letter dealt with unethical behavior of some Phillips Managers. As you may know. I have since November 21. 1990 asked for an opportunity to make a presentation to the Ethics and Audit Committees. My requests have been denied so far.

The case has to do with the termination of my employment with Phillips and the settlement of accounts. Without and disciplinary warning. I was put outside the door of the Houston Chemical Complex in 1990. The reasons were given three weeks later: excessive unjustified absenteeism and too many phone calls.
In nearly ten years of employment I missed four weeks of work all medical justified. With no public telephones. Engineering and Construction had in Houston a very liberal telephone policy. People were seen on the phone with family and friends. Who has not in Phillips received or made a private call. This was not a case for giving a few minutes to clear the desk.

The expulsion occured while I was under medical treatment in Houston. after I returned from Europe where I was under additional medical observation, when of scheduled leave, and immediately after the results of a brain examination were made known to Phillips. Said examination which I underwent at Phillips' request, at a Phillips appointed and paid clinic.

To terminate an employee while undergoing medical treatment. verified by Phillips Medical is immoral and unethical. more so because of Phillips proclaimed values. To terminate an employee, without any compensation and on the spot, should only occur in cases of gross misconduct or wilful violation of the Code of Business Conduct and Ethics. As this was not my case, I contend that the original decision should be re-evaluated and reversed.

Phillips action was an "ad-hominem" one. racist and discriminatory motivated.

At the time. some employees in Norway, where I worked, were allegedly unhappy with the passivity of John Mihm as Engingering Manager. Some Engineering Managers were seen as favoring some Contractors who employed close members of their families. and were seen being entertained lavishly and frequently by said Contractors. Letters were sent to upper Phillips management, made public by Phillips and the allegations dismissed. In the US. the same pattern could be seen when I was there. Contractors were allegedly employing close relatives of some Phillips' Supervisors, taken to meals, girl-clubs, etc..

In Norway. The President of Phillips Norway at the time accused me of being the promoter of the complaints and, said blatantly, that I had no future in Phillips. I asked if he had any complaint regarding my performance on the work I was supposed to do. He said no, quite the contrary. In the next few months, my job assignments were transferred to others, in the end I was ordered to transfer to the US under a new contract and lower pay. I declined on the basis that the objective of the transfer was to circumvent stringent Norwegian labor legislation, to terminate my employment in the US. John Mihm orders the termination in Norway and I am served with a termination letter.
In the wake of the explosion at the Houston Chemical Complex, John Mihm guarantees to me on the phone and in writing that the objective of the transfer is not dismissal, and that I can await a rather interesting and challenging job. I agree with the transfer, and the termination letter is recalled.

Within a few months of being in the US in an unchallenging job, I am called by David Tippeconnic who said in a polite manner that I had no future in Phillips. I told him that I would not quit if that was what he expected. I asked if he had any complaint regarding the performance on the job. He said no. Within 10 months of being transferred to the US, I was shown to the door as described above.

The few weeks of absence on medical and the phone calls were the alibi. Allegedly instigated by John Mihm, Phillips Medical Director in an e-mail message (#27F,26P,X0897) endorses the expulsion on the basis of the MRI of the brain paid by Phillips. He discarded the medical justification I presented for the absence. Only more than two years after the expulsion,Phillips accepted the documents as good for payment.

When there were important projects going at the Houston Chemical Complex, why should Dave Tippeconnic, a Senior Vice-President go to Houston and call to a closed door office, a low level Portuguese Engineer that was checking piping systems?
According to the rumors at the time, there was competition for the jobs that W. Allen got. D. Tippeconnic and his group were hoping to get the jobs. Anybody or anything that could tarnish their image was not good. Suspicions of corruption were brushed aside, the important was to fire whom was allegedly denouncing corruption, and whose views were respected by his collegues. I become a pariah in Phillips. What follows in an eloquent testimony to the lack of ethics and respect for people in Phillips, allegedly instigated by Tippeconnic/Mihm:

1) To settle the accounts, I proposed several times a meeting. Phillips refused. The few times I phoned, the calls were evaded;

2) For two years Phillips refused to pay the IRS the money kept in my escort tax account. Faced with a mounting fine agreed to pay and to refund $800 to me;

3) For nearly three years Phillips refused to have my household goods and personal belongings shipped to Portugal as originally agreed. This was done after I talked with W. Allen at the 1993 Annual Meeting;

4) For three years Phillips refused to accept my medical bills as valid:

4) For three years Phillips refused to accept my medical bills as valid;

5) After 13 requests to be heard by the Ethics and Audit Committees, Messrs Bowerman and Shurtz conceeded to give me some time in the lobby area of Phillips Bartlesville Offices when of the 1995 Annual Meeting. While Bowerman denied my request for a presentation, with the argument that he would present the case himself, Shurtz was quick at saying that nothing would be changed. In fact, on July 12, 1995 Bowerman confirms that, and ignores all the outstanding items.

6) Since than, Bowerman and Chappell ignored my letters. You decided to return my correspondence unopenned. This behavior on your side will not resolve the outstanding accounts. They are:

a) Phillips agreed in writing to pay my repatriation costs should the US assignment end. After a few months in Houston awaiting to have my household goods shipped and accounts settled in vain, I travelled Houston-Lisbon. Three years later I returned to Houston and Bartlesville to see if Phillips was willing to ship the goods. Phillips was. I filed with Shurtz an itemized and documented expatriation account of $2118 air fair included. For the last five years Bowerman/Shurtz, on the basis of petty arguments, don't want to pay;

b) There is an outstanding balance of $1318 in shipping damages to a sofa verified by the shipping company. I forwarded the invoice of the sofa and other back-up documentation to Shurtz. Bowerman/Shurtz don't want to pay;

c) While absent I spent $140 in medical correspondece with Phillips. Bowerman/Shurtz don't want to pay with, I believe, the argument that medical absence was unjustified absenteeism-the reason for the termination. However the corresponding medical bills were paid three years after they were incurred.

d) A compensation for the interruption of medical treatment. The medical insurance and residence permit in the US was canceled forthwith by Phillips.

e) Phillips agreed in 1993 to change the termination in lay-off and write a letter of recomendation. I declined on the basis that the expulsion served only the personal interests of Tippeconnic/Mihm. Altering the Phillips records showed a pernicious ethics practice. I proposed the re-integration as an employee of the Company and compensation for the 33 months that I was without my household goods and personal belongings. The date Phillips discarded of its obligation of shipping the household goods, would be the quitting date. Phillips declined.

f) I asked Phillips to investigate what happen to the several sugestions I file with the former Phillips Sugestion Plan. According to some rumors they were discarded because they were not in the best interests of of some Managers.

You may regard the above as insignificant. Abuse of power, disregard of some managers.

You may regard the above as insignificant. Abuse of power. disregard elementary ethics. corruption corrodes slowly. it brings in long term the downfall of any organization.

As a shareholder. I have been smeared as having a personal grievance against Pillips. I seek a change in the current trend of Senior Managers ovaluating the actions of other Senior Managers. The Code of Conduct and Business Ethics does not guarantee an importial review of any case. of which mine is paradigmatic.

Thus. I renew my long standing request to be received and make a presentation to the Audit Committee of the Board.

Cordially yours.

A. L. Quintas

PHILLIPS PETROLEUM CO

PHILLIPS BUILDING
800 PLAZA OFFICE BUILDING
BARTLESVILLE, OK 74004
918. 661.6600

NO ACT

NO ACTION LETTER
Filed on 03/08/2000 – Period: 01/07/2000
File Number 001-00720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2000

Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Act 1934
Section
Rule 14A-8
Public Availability 3-8-00

Re: Phillips Petroleum Company
Incoming letter dated January 7, 2000

Dear Mr. Billam:

This is in response to your letter dated January 7, 2000 concerning the shareholder proposal submitted to Phillips by Antonio L. Quintas. We also received a letter from the proponent dated January 10, 2000. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Catherine T. Dixon
Chief Counsel

Enclosures

cc: Antonio L. Quintas
Salgados
2640-577 Mafra
Portugal

March 8, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phillips Petroleum Company
Incoming letter dated January 7, 2000

The proposal relates to Phillips modifying executive compensation so that it is more performance accountable.

There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance. Accordingly, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Phillips relies.

Sincerely,

Michael Ferraro
Attorney-Advisor

PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004 918 661-6600

LEGAL

January 7, 2000

Via Air Courier

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Phillips Petroleum Company (the "Company") -- Commission File No. 1-720 Shareholder Proposal Submitted by A. L. Quintas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j), of the Securities Exchange Act of 1934, as amended, Phillips Petroleum Company (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (collectively the "Proxy Materials") a revised proposal and supporting statement dated December 15, 1999, as further revised by a letter dated December 16, 1999. (the "Proposal") from A.L. Quintas, a former employee residing in Salgados, Portugal (the "Proponent"). Mr. Quintas submitted his original proposal by fax dated November 29, 1999. The Company responded to Mr. Quintas on December 9, 1999, advising him that the proposal and supporting statement exceeded the 500-word limit under the applicable Securities and Exchange Commission rules and regulations and specifying the date by which a revised proposal was needed.

The Proposal requests that:

"To modify the executive compensation to make it more performance accountable.

The annual compensation shall include the salary and only one incentive performance programme. The total remuneration, salary and performance payment shall be competitive, but it should not exceed by more than 15% the latest peer group industry average.

The total remuneration shall be based on a rigorous evaluation of the following: 1) relative total return to stockholders; 2) relative return on capital employed; 3) safety performance; 4) other measurable objectives; 5) 360-degree assessments by the employees.

Each executive will be given an overall rating by a Compensation Committee made solely of non employee Directors. The overall rating will be the numerical average of the yearly performance

This is Mr. Quintas' fourth proposal in five years. The Commission concluded that Mr. Quintas' first three proposals could be omitted from the Company's proxy materials because they related to the "redress of a personal grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." The subject of his proposals change to suit current shareholder concerns, but his intent remains the same to further his personal grievance against the Company.

For the Company's 1996 Annual Meeting, the Proponent sought, by undated letter received by the Company on November 28, 1995, to include a shareholder proposal (the "1996 Proposal"). The Company requested by letter dated January 9, 1996, that the Securities and Exchange Commission concur that the 1996 Proposal could be omitted from the Company's 1996 proxy materials. The Office of the Chief Counsel Division of Corporation Finance by letter dated February 22, 1996, concurred with the Company's position that the 1996 Proposal could be excluded from the Company's 1996 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "they appear to relate to the redress of personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large". Proponent then sought review by the Chief Counsel of the Commission to reconsider its response, to which Vincent W. Mathis, Special Counsel of the Commission responded on March 19, 1996, that "we could find no basis to reconsider our position (emphasis added)."

For the Company's 1998 Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which the Company received on December 1, 1997, to include a shareholder proposal (the "1998 Proposal"). The Company requested by letter dated January 8, 1998, that the Securities and Exchange Commission concur that the 1998 Proposal could be omitted from the Company's 1998 proxy materials. The Office of the Chief Counsel Division of Corporation Finance response on March 3, 1998, concurred with the Company's position that the 1998 Proposal could be excluded from the Company's 1998 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)".

For the Company's 1999 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 27, 1998, to include a shareholder proposal (the "1999 Proposal"). The Company requested by letter dated January 7, 1999, that the Securities and Exchange Commission concur that the 1999 Proposal could be omitted from the Company's 1999 proxy materials. The Office of the Chief Counsel Division of Corporation Finance response on March 4, 1999, concurred with the Company's position that the 1999 Proposal could be excluded from the Company's 1999 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

The Proponent was an employee of a Company subsidiary from February 1, 1981 until December 15, 1989, and of the Company from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge nine (9) years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous Company executives and the Board of Directors. The Company has negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, including the Executive Vice President in charge of human resources who at the time was also a Director, the Manager of Corporate Ethics and Compliance and the Audit Committee, a committee of the Company's Board of Directors comprised solely of independent outside directors. The Audit Committee reviewed Mr. Quintas' claim (but did not meet with him) at its meeting on July 9, 1995 and concluded that the Proponent had been fairly dealt with in accordance with Company policy and related procedures.

Mr. Quintas has continued his correspondence campaign with the Audit Committee. By letter dated November 8, 1999, a copy of which is attached, with his attachments omitted, directed to the attention of the Chairman of the Audit Committee, Mr. Quintas reiterates that he seeks "to settle the accounts" with respect to the termination of his employment with Phillips. He further states that "I await your approval to be received by the Audit Committee". He claims that "[t] his is the twentieth appeal." As noted by Mr. Quintas in the November 8, 1999 letter, he met with C. L. Bowerman, an Executive Vice President and member of the Board of Directors until his retirement this year.

As was asserted in the letter to the Commission on the 1996 proposal, we believed then, and continue to believe, that the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with the Company. His established pattern beginning in 1996 of submitting shareholder proposals is but a part of an overall scheme to have his grievance redressed. Mr. Quintas tries to clothe his proposal to be part of the current "hot shareholder topics" as evidenced by the 1996 Proposal (code of ethics/equal opportunity), the 1998 Proposal (diversity) and the 1999 Proposal (stockholder approval of large corporate transactions). He has continued that pattern this year with the Proposal (executive compensation). The Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest (emphasis added)." See *U S West, Inc.* (December 2, 1998), *Station Casinos, Inc.* (October 15, 1997), *International Business Machines* (January 13, 1995), *Baroid Corporation* (February 8, 1993) and *Westinghouse Electric Corporation* (December 6, 1985).

Although the Proposal concerns executive compensation, it requires no different analysis or treatment than the Proponent's 1996, 1998 and 1999 proposals, which were properly excluded as part of a pattern to redress a personal grievance.

For the reasons stated above, the Company believes that the Proposal, especially when considered with the Proponent's very recent letter to the Chairman of the Audit Committee, is excludable from the Proxy Materials.

Rule 14a-8(i)(10) – Substantially Implemented.

The Proposal is excludable from the Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to omit a proposal from its proxy materials "has already substantially implemented the proposal."

The Company believes that the Proposal is excludable under Rule 141-8(i)(10), because the executive compensation decisions are currently based on a combination of quantitative and qualitative measures. The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee is composed of independent, outside directors, who qualify as disinterested persons for purposes of Rule 16b-3 adopted under the Securities Exchange Act of 1934. During 1999, quantitative measures employed by the Committee to evaluate corporate performance were: relative total return to stockholders; relative return on capital employed by the corporation; and improving safety performance through reduction of recordable injuries. These are the same measures the Proponent would use. The Committee also used the following qualitative measures of performance: the application of experience; accomplishments in developing and implementing strategic plans; contribution to growth of business lines; leadership in the industry and community; and social responsibility.

In addition, the Committee retains the services of an independent third party consultant who advises the Committee on the competitiveness of the Company's compensation programs as well as the appropriateness of their design. Relative shareholder return and relative return on capital employed are compared to the returns of those companies comprising the peer companies used for purposes of the performance graph in the Company's proxy statement. The peer companies consist of Amerada Hess, ARCO, BP Amoco, Chevron, Conoco Inc., Exxon Mobil, Occidental Petroleum Corporation, Texaco, Unocal Corporation, and USX-Marathon Group. The Committee also evaluates the overall safety and environmental performance of the Company using several factors to evaluate such performance.

The Company has implemented an evaluation process for executives, managers and supervisors that includes a 360-degree evaluation. The evaluations are completed by subordinates, peers and those having regular contact with the executive, manager or supervisor being evaluated. It is not practical and would be cost prohibitive to have all employees completing a series of 360-degree evaluations on each various executives.

The Company also has a Long Term Incentive Plan. At the end of a three-year performance period, the Compensation Committee evaluates the Company's performance to determine the extent to which target awards have been earned. The Company's performance is measured by total stockholder return and return on capital employed, compared with the total stockholder return and return on capital employed of the peer companies. The Company's total stockholder return must be above the bottom quartile when compared with the peer group (threshold performance) before any award can be approved. Participation is limited to the top 50-60 executives. The Compensation Committee of the Board of Directors determines the measure of performance and the executives who participate.

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials because it has been substantially implemented by the Compensation Committee of the Board of Directors.

Rule 14a-8(i)(3) – Violation of proxy rules.

The Company further believes that, pursuant to Rule 14a-8(i)(3), the Proposal contains materially false and misleading statements. Rule 14a-8(i)(3) provides that a shareholder proposal may be omitted if the proposal or the supporting statement is contrary to the proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Proponent seeks to require stockholder approval of an overall rating which would be the numerical average of the yearly performance factors. No information is given by the Proponent on how each of the first four (4) criteria of his Proposal are to be weighted by the Committee or what the "other measurable objectives" might be.

Proponent directs that a 360-degree assessment, by "all the employees shall be asked in confidentiality and voluntarily to rate the yearly performance of their executives, including but no limited to: a) communication and management style: b) confidence; c) ability to propel the Company into a global top performer. The Chairman, the Chief Executive Officer, and the President shall be evaluated by all the employees. The other executives by the employees of the areas they are responsible for. The numerical average of all given answers will be the rating (emphasis added)." Proponent seeks to have the Company's Compensation Committee and the employees to make decisions under vague, subjective and uncertain terms.

It is neither feasible nor practical to have all 16,200 employees assess the Company's top two officers or, for example, for all 6,000 employees in Refining, Marketing and Transportation assess their top executive on an annual basis. The cost would be substantial and the rating would be too subjective to provide an accurate assessment of how an executive was performing his/her job responsibilities.

The phrases are, in their context, vague and uncertain and as such are false and misleading. The Company has no idea what the Proponent means or how the Compensation Committee and the employee 360-degree assessment are both to be used to assess the rating for executives. The supporting statement sheds no light on how these phrases should be interpreted.

The lack of clarity of the Proposal allows for a variety of interpretations to be drawn. Consequently, if it is difficult for the Company to discern how the ratings are to be used and applied, the Company's stockholders will undoubtedly have difficulty knowing on what they are voting to implement. See *Corning Incorporated* (February 18, 1997). The Staff in the past has repeatedly permitted the exclusion of shareholder proposals that are "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Wm. Wrigley, Jr. Company* (November 18, 1998). See also, *Occidental Petroleum Corporation* (February 11, 1991), *Hannaford Brothers Company* (February 17, 1989).

As statements in the Proposal are vague and uncertain, making them false and misleading, the Proposal should be excluded on the basis of Rule 14a-8(i)(3).

Based on the foregoing, it is my opinion that the Proposal may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(i)(4) - personal grievance, special interest; 14a-8(i)(10) – substantially implemented; and 14a-8(i)(3) - violation of proxy rules.

In accordance with Rude 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from its 2000 proxy materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or Associate General Counsel Clyde Lea at (918) 661-3762. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Your prompt attention to this request is appreciated.

Very truly yours,

Dale J. Billam
Secretary and Senior Counsel

Attachments

cc: Mr. Antonio L. Quintas
Salgados, 2640-577 Mafra
Portugal (Via Facsimile 351 261 812 368 and DHL Air Courier)

Clyde W. Lea (w/Attachments)

António L. Quintas
Salgados
2640-577 Mafra
Portugal

RECEIVED
DEC 27 1999
Dale J. Billam

December 15, 1999

Mr. Dale Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Mr. Billam,

I received yesterday via DHL your letter of December 9, 1999, as well as the same letter sent by fax also yesterday. Thanks for your comments. Please find my proposal abridged to comply.

PROPOSAL

To modify the executive compensation to make it more performance accountable.

The annual compensation shall include the salary and only one incentive performance programme. The payment shall be competitive, but it should not exceed by more than 15% the latest peer group industry average.

The performance payment shall be based on a rigorous evaluation of the following: 1) relative total return to stockholders; 2) relative return on capital employed; 3) safety performance; 4) other measurable objectives; 5) 360-degree assessments by the employees.

Each executive will be given an overall rating by a Compensation Committee made solely of non employee Directors. The overall rating will be the numerical average of the yearly performance factors. Each factor will be given a point rating from zero to twenty: 0-3, bad; 4-9, below average; 10-13, average; 14-17, good; 18-20 excellent. Executives securing 10 or less points will receive no performance payment. Executives rated 11 and above will receive 10% of the salary for each point as performance bonus. The maximum will be 20 points or 100% of the salary as bonus.
In the 360 degree assessment, all the employees shall be asked in confidentiality and voluntarily to rate the yearly performance of their executives, including but no limited to: a) communication and management style; b) confidence; c) ability to propel the Company into a global top performer. The Chairman, the Chief Executive Officer, and the President shall be evaluated by all the employees. The other executives by the employees of the areas they are responsible for. The numerical average of all given answers will be the rating.

In order to reward excellence, to promote and retain only the best, all executives rated excellent will receive in restricted stock 10% of the salary and performance payment. For every year rated excellent this percentage will increase by one per cent. The restricted stock will not be transferable prior to death, disability, retirement, or as otherwise agreed by the Board of Directors.

SUPPORTING STATEMENT

In an industry in rapid mutation, to maintain Phillips Petroleum Company as an independent and integrated Company, on a path of sustainable growth and superior financial returns, will becoming increasingly challenging. To achieve this, adaptability and excellency at executive

.../..

employment should be promoted and rewarded.

The executive employees should have, and be recognized as having, not least by the employees of the Company, the outstanding managing qualities capable of propelling the Company into the ranks of the global elite.

END OF PROPOSAL

Mr. Billam, should the proposal need to be further condensed or re-worded please advise. Any constructive comments are welcomed.

I hope past unfair allegations of personal grievance are dropped. The proposal is made in good faith and for the good of the Company. Should the Company not be willing to endorse the proposal, it should at least let the shareholders choose.

Very truly yours,

A. L. Quintas

351 261 815 863

351 261 812 368 (fax)

AQ/aq-lpp2000/02
File 10.1

Antônio L. Quintas
Salgados
2640-577 Mafra
Portugal

RECEIVED
DEC 29 1999
Dale J. Billam

December 16, 1999

Mr. Dale Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Mr. Billam,

With regard to my letter of yesterday the words payment and performance payment could have a dual, unclear interpertation, please amend the proposal as follows:

1) second paragraph, second line of the proposal. Where it reads 'The payment shall be competitive,' it should read ' The total remuneration.-salary and performance payment.-shall be competitive,' ;

2) third paragraph, first line. Where it reads ' the performance payment ' shall be ...' it should read 'The total remuneration shall be ...' ;

3) last paragraph, third line. Where it reads '... salary and performance payment.' it should read '...total remuneration.'.

Very truly yours,

A. L. Quintas

351 261 815 863
351 261 812 368 (fax)

AQ/aq-pp2000/03
File 10.1

A. L. Quintas
Salgados
2640-577 Mafra
Portugal

Fax: +351 261 812368

November 8, 1999

Chairman
Audit Committee
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Sir,

Phillips claims that its accountability depends on the strength of its values like responsibility, honesty and truth. Phillips is more than words on a charter - it is people. Its strength depends on the integrity and accountability of its people (pages 2 and 3 of the 1995 edition of Phillips' Code of Ethics).

The Audit Committee of the Board is the ultimate guardian of those values. It is in this context, that since 1990, I have been asking for an opportunity to be received by and make a presentation to the Audit Committee. This is the twentieth appeal. The first was made November 21, 1990. The Audit Committee has yet to respond.

The objective of the presentation is my expulsion from Phillips. The reasons invoked were excessive absenteeism (four weeks in ten years of employment) and too many phone calls. I contend the reasons were a mere alibi for an ad hominem action: I was perceived as the main author of letters denouncing corruption, improper use of Company's funds, and other unethical practices, and as such was alleged threatened by some leading managers of the Company - see my latest letter of December 22, 1998 attached.

The Audit Committee may say that I was received by Mr. Bowerman. This is correct, after 13 requests to be heard by the Ethics and/or Audit Committees and five years past, Mr Bowerman met with me in Bartlesville. I renewed him my appeal to be heard by the Audit Committee. He said he would rather do it. Mr. Shurtz who accompanied him was categorical: nothing would be changed; this under Mr. Bowerman's complacent smile. A few months later Mr. Bowerman writes me a letter confirming Mr. Shurtz's opinion. He did not address any of the outstanding items. Two of the several still outstanding items, do show how serious Mr. Bowerman was:

1- Immediately after the expulsion, I asked in writing several times for a meeting to settle the accounts. My calls to the right Human Resources people were evaded, I was a pariah. Phillips refused to meet. I ended up leaving the US without my household goods and personal belongings. Three years later, Phillips agreed to have my household goods and personal belongings packed and shipped to Portugal as per the original written agreement, which alsoincluded the personal transportation costs. In 1993, I filed with the Company personal transportation costs of US$ 2118.66 plus per diem allowance. This includes, as you can see from the back-up documentation which is attached, only one air fair, when I paid two tickets. Mr. Bowerman does not want to pay since 1993. Better, Phillips does not want to pay since 1993. Mr. Bowerman took responsibility for Human Resources in 1995. I informed him personally and in writing, to no avail.

2- When I tried to return to work after a couple of weeks of medical absence, I was told that I would have to take an examination of the brain, before being allowed back to work. I did it at a Phillips appointed and paid clinic in Houston. As soon as the results were known, I was called and expulsed. For more than three years, Phillips refused to endorse the payment of the medical costs I had incurred while absent. Faced with overwhelming evidence, including physicians names and phone numbers, I was paid most of them, not all. I have also requested the release of films and magnetic tapes of the examination of the brain. I renewed the request with Mr. Bowerman, who has so far failed to do so.

The above places in sharp focus, how Phillips and some of its Senior Managers implement the values of the Company.

The Secretary of the Company has authored several letters where I am smeared with epithets of personal grievance against the Company. The above speaks for itself of whom has the personal grievance.

I await your approval to be received by the Audit Committee.

Cordially yours,

A. L. Quintas

Attachment:
1- Letter of Dec. 29, 1998 to L. D. Horner, Chairman Audit Committee - 3 pages
2- Expense Statement of 1993 - 10 pages

Antónío L. Quintas
Salgados
2640-577 Mafra
Portugal

January 10, 2000

00 JAN 19 PM 3:33

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Phillips Petroleum Company (the 'Company') - Commission File No. 1-720 Shareholder Proposal Submitted by A. L. Quintas

Ladies and Gentlemen:

I would like commenting on the Company's letter of January 7, 2000 to the Commission as follows:

Rule 14a-8(i)(4) - Personal grievance; special interest

A shareholder should not have his rights encumbered because of its employment status with the Company. I believe it would be proper to exclude the proposal if a) it could result into a benefit to the proponent not shared by other shareholders at large and/or b) the proposal would clearly redress the alleged grievance.

As a former employee, I have sought to be received by the Audit Committee of the Board to make a presentation on outstanding matters related to the employment with the Company. These include reimbursement of repatriation expenses, and other costs arising from the failure of the Company in discarding of its employment obligations in a timely manner, namely a two year delay in the shipping of my household goods and personal belongings.

It is unreasonable of the Company to assert that the inclusion of the proposal in the proxy statement to the shareholders, would redress the alleged grievance or that it would meet the alleged special interest I have pursued as a former employee.

Rule 14a-8(i)(3)- Violation of proxy rules

The proposal calls for the evaluation of executive employees in five performance areas. The ratings for four areas will be given solely by the Compensation Committee of the Board. The fifth rating will be given by the employees of the Company by the numerical average of all given point ratings- the so called '360-degree assessment. As said in the proposal 'each executive will be given an overall rating...'. 'The overall rating will be the numerical average of the yearly performance factors'. The performance factors are five, spelled out in the third paragraph of the proposal

The proposal makes a cautious departure from ~~exclusive~~ Compensation Committee sole evaluation, by introducing an element of employee evaluation of executive employment performance.

The numbers of employees quoted by the Company should not impress. In reality the employees would be asked to give a point rating to three executives: The Chairman and C.E.O., the Chief Operating Officer, and the top executive of the division. The rating could be given by e-mail and, the numerical average computed electronically.

Rule 14a-8(i)(10)- Substantially implemented

A comparison between the existing and the proposed executive compensation shows wide and substantial differences: a) salary and three incentive programs is changed into salary and only one incentive program; b) the method of evaluating, quantifying and, rewarding excellence is meaningfully different; c) a new excellency award is proposed; d) a limiting cap on executive compensation is set.

In summary, on personal grievance and special interest both parties can allege the same. Although it may draw instinctive understanding towards the Company, the facts should prevail: the evaluation of the proposal against the allegations. The substantially implemented reason is more a superficial examination of some basic concepts. On the violation of the proxy rules, the position of the Company draws similarities with autocratic governments for whom to implement a democratic vote is too cumbersome, unpractical and costly. Being the United Stated the cradle of modern democracy, the twentieth first century will lead to the Companies to implement changes to adapt themselves better to the society by giving their employees and shareholders a higher degree of participation. The most successfully companies will be the ones that at an early stage recognize this. The proposal I submitted has only this objective, and not the ones presented by the Company to the Commission.

Thus, based on the foregoing, I respectfully appeal to the Commission of the Company's decision to censor the proposal.

Very truly yours,

A. L. Quintas

351 261 815 863
351 261 812 368 (fax)

AQ/aq-lpc 2000/04
File 10.1

c.c.: Mr. Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PHILLIPS PETROLEUM CO

PHILLIPS BUILDING
800 PLAZA OFFICE BUILDING
BARTLESVILLE, OK 74004
918. 661.6600

NO ACT

Filed on 03/12/2001

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2001

Act 1934
Section
Rule 14A-8
Public Availability 3-12-2001

Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, Oklahoma 74004

Re: Phillips Petroleum Company
Incoming letter dated January 11, 2001

Dear Mr. Billam:

This is in response to your letter dated January 11, 2001 concerning the shareholder proposal submitted to Phillips by António L. Quintas. We also have received a letter from the proponent dated January 17, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: António L. Quintas
Salgados
2640-577 Mafra
Portugal

March 12, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phillips Petroleum Company
Incoming letter dated January 11, 2001

The proposal relates to Phillips' Midyear Shareholder Report.

There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance. Accordingly, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Phillips relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

PHILLIPS PETROLEUM COMPANY

BARTLESVILLE, OKLAHOMA 74004
918 661-5638

DALE J. BILLAM
Secretary and
Senior Counsel

January 11, 2001

Via Air Courier

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Phillips Petroleum Company (the "Company") -- Commission File No. 1-720
Shareholder Proposal Submitted by A. L. Quintas**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j), of the Securities Exchange Act of 1934, as amended, Phillips Petroleum Company (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials"), a shareholder proposal and "supporting statement" received from A.L. Quintas, a former employee residing in Salgados, Portugal (the "Proponent"), by letter dated November 22, 2000, received by the Company on November 27, 2000 (the "Proposal"), which is as follows:

> "The 2000 Midyear shareholder Report was a very good report with timely and useful information to the shareholders of the Company. It should be adopted by the Board of the Company as a must every year. In an every increasing volatile stock market, shortens the reporting period to the benefit of all."

Enclosed are six (6) copies of the Proposal.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

It is the Company's position that the Proposal may be omitted from its Proxy Materials pursuant to 14a-8(i)(4) - personal grievance, special interest; 14a-8(i)(10) – substantially implemented; and 14a-8(i)(7) – ordinary business.

Rule 14a-8(i)(4) - Personal grievance; special interest.

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns (Securities Exchange Act Release No. 34-19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the share owner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983).

This is Mr. Quintas' fifth proposal in six years. The Commission concluded that Mr. Quintas' first four proposals could be omitted from the Company's proxy materials because they related to the "redress of a personal grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." The subject of his proposals change to suit current shareholder concerns, but his intent remains the same to further his personal grievance against the Company. This Proposal, although complimentary of a publication of the Company, is simply a way to draw the Company back into conversations to settle his personal grievance against the Company.

For the Company's 1996 Annual Meeting, the Proponent sought, by undated letter received by the Company on November 28, 1995, to include a shareholder proposal (the "1996 Proposal"). The Company requested by letter dated January 9, 1996, that the Securities and Exchange Commission concur that the 1996 Proposal could be omitted from the Company's 1996 proxy materials. The Office of the Chief Counsel Division of Corporation Finance by letter dated February 22, 1996, concurred with the Company's position that the 1996 Proposal could be excluded from the Company's 1996 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "they appear to relate to the redress of personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large". Proponent then sought review by the Chief Counsel of the Commission to reconsider its response, to which Vincent W. Mathis, Special Counsel of the Commission responded on March 19, 1996, that "we could find no basis to reconsider our position (emphasis added)."

For the Company's 1998 Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which the Company received on December 1, 1997, to include a shareholder proposal (the "1998 Proposal"). The Company requested by letter dated January 8, 1998, that the Securities and Exchange Commission concur that the 1998 Proposal could be omitted from the Company's 1998 proxy materials. The Office of the Chief Counsel Division of Corporation Finance response on March 3, 1998, concurred with the Company's position that the 1998 Proposal could be excluded from the Company's 1998 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)".

For the Company's 1999 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 27, 1998, to include a shareholder proposal (the "1999 Proposal"). The Company requested by letter dated January 7, 1999, that the Securities and Exchange Commission concur that the 1999 Proposal could be omitted from the Company's 1999 proxy materials. The Office of the Chief Counsel Division of Corporation Finance response on March 4, 1999, concurred with the Company's position that the 1999 Proposal could be excluded from the Company's 1999 proxy materials pursuant to Rule 14a-8(c)(4) and stated that "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For the Company's 2000 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 29, 1999, to include a shareholder proposal (the "2000 Proposal"). The Company requested by letter dated January 7, 2000, that the Securities and Exchange Commission concur that the 2000 Proposal could be omitted from the Company's 2000 proxy materials. The Office of the Chief Counsel Division of Corporation Finance response on March 8, 2000, concurred with the Company's position that the 2000 Proposal could be excluded from the Company's 2000 proxy materials pursuant to Rule 14a-8(i)(4) and stated that "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of personal claim or grievance (emphasis added)."

The Proponent was an employee of a Company subsidiary from February 1, 1981 until December 15, 1989, and of the Company from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge ten (10) years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous Company executives and the Board of Directors. The Company has negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, including the Executive Vice President in charge of human resources who at the time was also a Director, the Manager of Corporate Ethics and Compliance, and the Audit Committee, a committee of the Company's Board of Directors comprised solely of independent outside directors. The Audit Committee reviewed Mr. Quintas' claim (but did not meet with him) at its meeting on July 9, 1995 and concluded that the Proponent had been fairly dealt with in accordance with Company policy and related procedures. Mr. Quintas continued his correspondence campaign with the Audit Committee. In a letter dated November 8, 1999, directed to the attention of the Chairman of the Audit Committee, Mr. Quintas reiterated that he seeks "to settle the accounts" with respect to the termination of his employment with Phillips. He further stated that "I await your approval to be received by the Audit Committee". He claims that "[t] his is the twentieth appeal."

As was asserted in the letters to the Commission on the 1996, 1998, 1999 and 2000 Proposals, we believed then, and continue to believe (as detailed below), that the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with the Company. Mr. Quintas tries to clothe his proposal to be part of the current "hot shareholder topics" as evidenced by the 1996 Proposal (code of ethics/equal opportunity), the 1998 Proposal (diversity), the 1999 Proposal (stockholder approval of large corporate transactions) and 2000 Proposal (executive compensation). He has continued that pattern this year with the Proposal (shareholder communications). The Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, <u>even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest</u> (emphasis added)." See *U S West, Inc.* (December 2, 1998), *Station Casinos, Inc.* (October 15, 1997), *International Business Machines* (January 13, 1995), *Baroid Corporation* (February 8, 1993) and *Westinghouse Electric Corporation* (December 6, 1985).

In response to this year's Proposal, I sent a letter to the Proponent dated December 29, 2000 (the "Letter"), which was delivered via DHL and fax to him. The letter acknowledged with appreciation the complementary comments of Mr. Quintas regarding the Company's 2000 Midyear Shareholder Report, which had been prepared and provided to shareholders because management believed that shareholders would benefit from such a report. As Corporate Secretary and Senior Counsel of the Company, I explained that "Phillips is not required by law to prepare and provide a Midyear Shareholder Report, but I have no reason to believe that the Midyear Report will not continue to be prepared and provided to shareholders". With this explanation and assurance, Mr. Quintas was asked to consider withdrawing his Proposal. I contacted Mr. Quintas on January 9, 2001, when I had not heard from him, and he advised that he had just returned from a trip and had not read the letter, but needed time to review it. When I contacted him later that day, he advised that he would consider withdrawing the proposal, but emphasized that he only wanted to do so if the Company would reconsider settling with him. I agreed to make inquiries on his behalf within the Company. As evidenced by his response to my suggestion that he withdraw the Proposal, Mr. Quintas continues to use the shareholder proposal process to draw the Company into discussions regarding the settlement with him as a result of his termination.

Although the Proposal concerns shareholder communications, it requires no different analysis or treatment than the Proponent's 1996, 1998, 1999 and 2000 proposals, which were properly excluded as part of a pattern to redress a personal grievance.

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials.

Rule 14a-8(i)(10) – Substantially Implemented.

The Proposal is excludable from the Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to omit a proposal from its proxy materials when it "has already substantially implemented the proposal."

The Company believes that the Proposal is excludable under Rule 14a-8(i)(10), because the Proponent simply wants to mandate that the Company continue to provide a Midyear Shareholder Report. The Company issued quarterly reports for the first three-quarters of each year up until 1997, followed by the usual annual reports during those years. In 1998, 1999 and 2000, the Company, for cost saving purposes, chose to only issue a Midyear Shareholder Report. Management believes that shareholders benefit from an informal summary of information about the Company's activities midway through the year. It has been received favorably by the Proponent and other shareholders. Companies are not required by law to provide shareholders with a midyear report, but only an annual report to be mailed along with or prior to the proxy statement. The Company, of course, files Form 10-Q Quarterly Reports and a Form 10-K Annual Report each year, all of which are on the Company's website. It is the desire of the Company's management to provide a midyear summary of information about the Company in a less formal format than the Form 10-Q Quarterly Reports. Currently, management has no intention of discontinuing the Midyear Shareholder Report.

In 2000, K-Mart Corporation sought to omit a shareholder proposal that the corporation prepare a report on its vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents. K-Mart's proponent was seeking to address conditions in overseas sweatshops. K-Mart's management explained that it had substantially implemented the proposal because the company had adopted a workplace code of conduct, initiated a mentoring program, prepared a report which the Company indicated in the Annual Report was available upon request, and stated a willingness to discuss shareholder concerns. The Staff determined there was a basis for K-Mart's view and granted the no-action letter. *K-Mart Corporation* (February 3, 2000).

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials because it has been implemented by the Company, and the Company plans on continuing the Report.

Rule 14a-8(i)(7) – Ordinary Business.

The Proposal may be omitted from the Proxy Materials on the basis of Rule 14a-8(i)(7), which permits the exclusion of shareholder proposals that address matters relating to a company's "ordinary business operations."

The Company believes that the Proposal is excludable under Rule 14a-8(i)(7), because the Staff has indicated that where, as is the case with the Proposal, a proposal would require the preparation of a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operation. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operation, will be excludable. (Securities Exchange Act Release No. 34-20091, August 16, 1983).

In Securities Exchange Act Release No. 34-40018 (May 21, 1998), the Commission amended the shareholder proposal rules and advised that the Staff would determine excludability under the "ordinary business standard" on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal would require a Midyear Shareholder Report which the Company is already providing to its shareholders. The Proposal does not address any particular aspect of the Company's business operations, but would mandate communication between the Company's management and its shareholders not required by law. The Staff has consistently held that shareholder proposals relating primarily to the nature of communications between a company and its shareholder may be excluded as relating to ordinary business. In *Santa Fe Southern Pacific Corporation* (January 14, 1988), the Staff concurred that a proposal requesting the company to present information in company reports in a manner designed to promote "clear understanding of all such reports" could be excluded because it related to the "technical preparation of company reports."

The Staff has also consistently concurred that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7) because they concern matters relating to the conduct of ordinary business operations. In *American Stores Co.* (April 7, 1992), the Staff permitted exclusion of a proposal requiring the Company's annual report to shareholder to include earnings, profits, and losses for each subsidiary and each of its major retail operations, because that proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law. A Midyear Shareholder Report is not required by GAAP or by disclosure standards under applicable law, therefore a proposal requiring such a report should be excludable.

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials because it seeks to require the Company to communicate with the shareholders on matters related to the Company's ordinary business operations (which it is already doing voluntarily) and requires a report not required by GAAP or by disclosure standards under applicable law.

Based on the foregoing, it is my opinion that the Proposal may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(i)(4) - personal grievance; special interest, 14a-8(i)(10) – substantially implemented; and 14a-8(i)(7) – ordinary business.

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from its 2001 Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or Associate General Counsel Clyde Lea at (918) 661-3762. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Dale J. Billam
Secretary and Senior Counsel

Attachments

cc: Mr. Antonio L. Quintas
Salgados, 2640-577 Mafra
Portugal (Via Facsimile 351 261 812 368 and DHL Air Courier)

Clyde W. Lea, Associate General Counsel

Antonio L. Quintas
Salgados
2640-577 Mafra
Portugal

January 17, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Phillips Petroleum Company (the 'Company')- Commission File No. 1-720, Shareholder Proposal Submitted by A. L. Quintas.

Ladies and Gentlemen:

I would like commenting on the Company's letter of January 11, 2001 to the Commission as follows:

1)- The Company's declared intention to omit the proposal from its 2001 proxy materials pursuant to Rule 14a(j) on the grounds of Rule 14a-8(i)(4) encumbers on and offends my shareholder's rights.

1.1)- It is true that ten years ago I was an employee of the Company and that I have been seeking to make a personal presentation, so far unsuccessfully, to the Audit Committee of the Board, for the reasons explained in attachment one, and that in the last six years I have filed five proposals all censored by the Company.

1.2) I respectfully ask the illustrious Commission permission to make the following considerations:

1.2.a)- It is easy, it's expeditious and draws understanding to claim that a former employee has a personal grievance and special interest. In the past, the Commission endorsed the Company's allegations. I believe, though, that the subject proposal deserves and merits a closer review.

1.2.b)- Personal grievances and interests are rife. Current and former employees as well as other current or former business associates may have them. The companies are also bound to have special interests and grievances. My understanding of Rule 14a-8(i)(4) is that are to be excluded proposals that relate to the redress of a personal claim or grievance. Are also to be omitted proposals solely in the benefit of an individual or restricted group of shareholders. The Commission understanding that proposals in broad terms to suggest a general interest may be excluded if they are prompted by personal concerns appears to have a more difficult boundary line. Personal and shareholder concerns may or may not cohabit in harmony, a subjective matter for others to opine. For a proposal to be excluded under this view, there should be, in my opinion, a readily and immediate link - the meaning of prompt, between the proposal and the invoked grievance and special interest. Otherwise, this argument could readily be used in disfavor of the proponents.

1.3)- The Company presents the Commission a résumé of past proposals and selects a few isolated phrases of my letter of November 8, 1999 to the Chairman of the Audit Committee, which I include in attachment one. The Company asserts that the proposal is simply a way to draw the Company back into conversations. Is this plausible? The Company had a good and timely quartely reporting program to shareholders. In 1998 the program was changed to a Midyear Shareholder Report and became erratic.

I for example did not receive the 1998 and 1999 reports, and received several copies of the year 2000 report with an interval of more than one month. Rather than being an optional report, the proposal calls for a clear shareholder mandate with regard to the Midyear Shareholder Report. Were the proposal included in the proxy materials and voted, how could it draw the Company into the feared negotiations? And what harm could it cause the Company to have it included?

1.4)- For obvious reasons the Company omits from the Commission that for example a Senior Board Member returned to me unopen a letter I had sent him, see attachment two. I called such action unpolite, uncorteous, and very rude in my letter of December 29. 1998 to the Company. The Company did neither retract nor apologize. Equally for obvious reasons, the Secretary of the Company does not reveal that for the 2000 Annual Meeting I filed with him the question that I include in attachment three. It was a legitimate question, I believe. The Company discarded the question. Do not these facts show some special interest and prejudice?

1.5)- The Secretary in an effort to disparage the proponent before the Commission misrepresents the Company's last contacts. The Company's letter of December 29, 2000 was only sent by DHL. My fax has been out for servicing. I was away the first week of January and the DHL letter was placed in my mail box. When Mr. Billam called me on January 9, 2001, I said I had his letter in my mail pile. We agreed to talk half an hour later, and we did. I said I no problem with agreeing with his suggestion and recall the proposal. I said I could not send him a fax, because my fax was out, but I could send him a letter. My impression was that it was not necessary. But I also said that talking with Mr. Billam, as the Senior Counsel and not the Secretary, it would be nice to have the matter I have brought to the Audit Committee resolved. Thus, I became very surprised to receive by DHL on January 16, 2001 a copy of the Company's letter to the Commission. I believe the Secretary of the Company feared that I could behave in a less proper way. I have always respected the Company and is not my way. Should there be a need to discuss the merits of the exclusions of my proposals, that should be done in the right venue, in a fair way.

Thus, based on the foregoing, I respectfully will await the Commission's decision.

Very truly yours,

A. L. Quintas

Attachment: 4 pages

AQ/aq-am2001/2
File 10.1

c.c.: Mr. Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company

Mr. J. J. Mulva
Chairman of the Board
Phillips Petroleum Company

Antonio L. Quintas
Salgados
2640-577 Mafra
Portugal

RECEIVED
NOV 27 2000
OFFICE OF THE SECRETARY

November 22, 2000

Mr. Dale Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Mr. Billam,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2001 Annual Meeting.

I confirm that I have been the owner of at least one thousand dollars worth of Phillips stock and intend to remain so past the 2001 annual meeting.

PROPOSAL

The 2000 Midyear shareholder Report was a very good report with timely and useful information to the shareholders of the Company. It should be adopted by the Board of the Company as a must every year. In an every increasing volatile stock market, shortens the reporting period to the benefit of all.

END OF PROPOSAL

Cordially yours,

A. L. Quintas

ALQ/pp/am2001/1
File 10.1

A. L. Quintas
Salgados
2640-577 Mafra
Portugal

Fax: +351 261 812368

November 8, 1999

Chairman
Audit Committee
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Sir,

Phillips claims that its accountability depends on the strength of its values like responsibility, honesty and truth. Phillips is more than words on a charter - it is people. Its strength depends on the integrity and accountability of its people (pages 2 and 3 of the 1995 edition of Phillips' Code of Ethics).

The Audit Committee of the Board is the ultimate guardian of those values. It is in this context, that since 1990, I have been asking for an opportunity to be received by and make a presentation to the Audit Committee. This is the twentieth appeal. The first was made November 21, 1990. The Audit Committee has yet to respond.

The objective of the presentation is my expulsion from Phillips. The reasons invoked were excessive absenteeism (four weeks in ten years of employment) and too many phone calls. I contend the reasons were a mere alibi for an ad hominem action: I was perceived as the main author of letters denouncing corruption, improper use of Company's funds, and other unethical practices, and as such was alleged threatened by some leading managers of the Company - see my latest letter of December 22, 1998 attached.

The Audit Committee may say that I was received by Mr. Bowerman. This is correct, after 13 requests to be heard by the Ethics and/or Audit Committees and five years past, Mr Bowerman met with me in Bartlesville. I renewed him my appeal to be heard by the Audit Committee. He said he would rather do it. Mr. Shurtz who accompanied him was categorical: nothing would be changed; this under Mr. Bowerman's complacent smile. A few months later Mr. Bowerman writes me a letter confirming Mr. Shurtz's opinion. He did not address any of the outstanding items. Two of the several still outstanding items, do show how serious Mr. Bowerman was:

1- Immediately after the expulsion, I asked in writing several times for a meeting to settle the accounts. My calls to the right Human Resources people were evaded, I was a pariah. Phillips refused to meet. I ended up leaving the US without my household goods and personal belongings. Three years later, Phillips agreed to have my household goods and personal belongings packed and shipped to Portugal as per the original written agreement, which alsoincluded the personal transportation costs. In 1993, I filed with the Company personal transportation costs of US$ 2118.66 plus per diem allowance. This includes, as you can see from the back-up documentation which is attached, only one air fair, when I paid two tickets. Mr. Bowerman does not want to pay since 1993. Better, Phillips does not want to pay since 1993. Mr. Bowerman took responsibility for Human Resources in 1995. I informed him personally and in writing, to no avail.

2- When I tried to return to work after a couple of weeks of medical absence, I was told that I would have to take an examination of the brain, before being allowed back to work. I did it at a Phillips appointed and paid clinic in Houston. As soon as the results were known, I was called and expulsed. For more than three years, Phillips refused to endorse the payment of the medical costs I had incurred while absent. Faced with overwhelming evidence, including physicians names and phone numbers, I was paid most of them, not all. I have also requested the release of films and magnetic tapes of the examination of the brain. I renewed the request with Mr. Bowerman, who has so far failed to do so.

The above places in sharp focus, how Phillips and some of its Senior Managers implement the values of the Company.

The Secretary of the Company has authored several letters where I am smeared with epithets of personal grievance against the Company. The above speaks for itself of whom has the personal grievance.

I await your approval to be received by the Audit Committee.

Cordially yours,

A. L. Quintas

Attachment:
1- Letter of Dec. 29, 1998 to L. D. Horner, Chairman Audit Committee - 3 pages
2- Expense Statement of 1993 - 10 pages

A. L. QUINTAS
SALGADOS
2640 MAFRA
PORTUGAL.

PRIORITY FRANQUIA
MAFRA
2640 MAFRA
EMP 003
14-04-98
330.00

MR. L. D. HORNER
CHAIRMAN AUDIT COMMITTEE
PHILLIPS PETROLEUM CO.
BARTLESVILLE, OK ~~74003~~
USA

Refused

António L. Quintas
Salgados
2640-577 Mafra
Portugal

May 5, 2000

Mr. Dale Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Mr. Billam,

As a shareholder unable to attend this year annual meeting, I would like tabling the following question. Please be so kind to forward to above address the written transcript of meeting with the answer.

Question

The last two annual reports give less emphasis to Corporate Technology. In the new joint ventures and the Chairman's remarks Research and Development appears to be given low priority. A hallmark of Phillips since its founder was a strong R&D capable of attracting top scientists who spearheaded Phillips business lines growth and competitiveness.

Will it not the transmutation of R&D into operations will lead to a vulgar engineering team, contributing in the long term, to the decline and weakening of Phillips and its joint ventures? As a percentage of operating and capital expenditures, how have R&D in-house and subcontracting costs evolved?

End of Question

Cordially yours,

A. Quintas

351 261 812 368(fax)

AQ/aq-pp2000/04
File 10.1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ConocoPhillips

CONOCOPHILLIPS (COP)

CONOCOPHILLIPS
600 NORTH DAIRY ASHFORD ROAD
HOUSTON, TX 77079
281. 293.1000
http://www.conocophillips.com/

NO ACT

NO ACTION LETTER
Filed on 03/23/2005

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 23, 2005

Kelly B. Rose
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/23/2005

Re: ConocoPhillips
Incoming letter dated March 15, 2005

Dear Ms. Rose:

This is in response to your letter dated March 15, 2005 concerning the shareholder proposal submitted to ConocoPhillips by Antonio L. Quintas. We also have received a letter from the proponent dated March 18, 2005. On February 24, 2005, we issued our response expressing our informal view that ConocoPhillips could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

BAKER BOTTS L.L.P. RECEIVED

2005 MAR 15 PM 4:04

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

March 15, 2005

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION - Shareholder Proposal of Mr. Antonio L. Quintas – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Division") reconsider its response to the Company's request to exclude from its proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by Mr. Antonio L. Quintas (the "Proponent").

On December 31, 2004, we submitted on behalf of the Company a letter to the Division requesting that the staff of the Division (the "Staff") advise the Company that it would not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company were to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), Rule 14a-8(i)(3) or Rule 14a-8(i)(10) and Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "Act"). By letter dated January 10, 2005, we withdrew Rule 14a-8(b) and Rule 14a-8(f) as a basis for exclusion of the Proposal. On February 24, 2005, the Staff notified the Company that it was unable to concur in the Company's views with respect to the exclusion of the Proposal in reliance on Rule 14a-8(i)(3), Rule 14a-8(i)(8) or Rule 14a-8(i)(10).

On March 7, 2005, the Company received additional correspondence from the Proponent indicating that he would not object to the omission of the Proposal from the Proxy Materials provided that the Company issue 3,237 shares of the Company's stock to the Proponent to represent "full compensation for the liability incurred by P.P.Co. with A. L. Quintas (ref. letter of Dec. 29, 1998 to Mr. L. D. Horner, Chairman Audit Committee), and for which ConocoPhillips responds: a) amount equivalent to 30 months of salary ($166,529.0) since P.P.Co. failed for 33 months, in breach of what had agreed to in writing, to arrange for the packing and shipping of Quintas' personal belongings and household goods from Houston to

Portugal; b) $304.25 in unpaid medical related expenses; c) $1318 pertaining to a sofa shipping damage; d) $2118.0 in travel expenses to have said goods and belongings shipped."

The Proponent's March 7 letter makes clear that the Proposal is not a legitimate shareholder proposal, but instead relates to the redress of a personal claim or grievance against the Company. We have enclosed a copy of the Proponent's March 7 letter, as well as all other correspondence between the Company and the Proponent relating to the Proposal and Proponent's past proposals. For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division will not recommend any enforcement action to Commission if, in reliance on Rule 14a-8(i)(4), the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal requests that "as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de [sic] selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills."

Basis for Exclusion - Rule 14a-8(i)(4) - Personal grievance; special interest

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8-(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. (Securities Exchange Act Release No. 3419135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the shareowner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983).

This is Mr. Quintas' seventh proposal over the last ten years. The Staff has previously concluded that Mr. Quintas' proposals for the 1996, 1998, 1999, 2000 and 2001 proxy materials of Phillips Petroleum Company ("Phillips"), the Company's predecessor, could be omitted because they related to the "redress of a personal grievance against the Company or any other person, or . . . (was) designed to result in a benefit to (the Proponent), or to further a personal interest which is not shared by other shareholders at large." While the subject of the Proponent's proposals may change to suit current shareholder concerns, his intent has remained the same - to further his personal grievance against the Company. This Proposal is simply a way to draw the Company back into conversations with the Proponent to settle his personal grievance against the Company.

The Proponent was an employee of a subsidiary of Phillips from February 1, 1981 until December 15, 1989, and of Phillips from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge more than fourteen years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous executives and the board of directors of Phillips. The Company negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management and Phillips' Audit Committee. The Phillips Audit Committee reviewed the Proponent's' claim (but did not meet with him) at its meeting on July 9, 1995, and concluded the Proponent had been dealt with fairly in accordance with Phillips policy and related procedures. However, the Proponent continued his correspondence campaign with the Phillips Audit Committee. In a letter dated November 8, 1999, which was directed to the attention of the Chairman of the Phillips Audit Committee, the Proponent reiterated that he sought "the settlement of accounts" with respect to his termination of employment from Phillips. He further indicated that "I await your approval to be received by the Audit Committee" and claimed that "(t)his is the twentieth appeal."

For Phillips' 1996 Annual Meeting, the Proponent sought, by undated letter received by Phillips on November 28, 1995, to include a shareholder proposal on code of ethics and equal opportunity (the "1996 proposal"). Phillips requested by letter dated January 9, 1996 that the Commission concur that the 1996 proposal could be omitted from Phillips' 1996 proxy materials. The Staff by letter dated February 22, 1996 agreed with Phillips' position that the 1996 proposal could be excluded from Phillips' 1996 proxy materials pursuant to Rule 14a-8(c)(4) as it appears "to <u>relate to the redress of personal claim or grievance</u> or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)." The Proponent then requested that the Chief Counsel of the Commission reconsider the Staff's response, to which Vincent W. Mathis, Special Counsel of the Commission, responded on March 19, 1996, that "we could find no basis to reconsider our position."

For Phillips' 1998 Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which Phillips received on December 1, 1997, to include a shareholder proposal on diversity (the "1998 proposal"). Phillips requested by letter dated January 8, 1998 that the Commission concur that the 1998 proposal could be omitted from Phillips' 1998 proxy materials. The Staff's response on March 3, 1998 agreed with Phillips' position that the 1998 proposal could be excluded from Phillips' 1998 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(4) because it appears to <u>relate to the redress of personal claim or grievance</u> or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For Phillips's 1999 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 27, 1998, to include a shareholder proposal on stockholder approval of large corporate transactions (the "1999 proposal"). Phillips requested by letter dated January 7, 1999 that the Commission concur that the 1999 proposal could be omitted from Phillips' 1999 proxy materials. The Staff's response on March 4, 1999 agreed with Phillips' position that the 1999 proposal could be excluded from Phillips' 1999 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For Phillips' 2000 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 29, 1999, to include a shareholder proposal on executive compensation (the "2000 proposal"). Phillips requested by letter dated January 7, 2000 that the Commission concur that the 2000 proposal could be omitted from Phillips' 2000 proxy materials. The Staff's response on March 8, 2000 agreed with Phillips' position that the 2000 proposal could be excluded from Phillips' 2000 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance (emphasis added)."

For Phillips' 2001 Annual Meeting, the Proponent sought, by letter dated November 22, 2000, which Phillips received on November 27, 2000, to include another shareholder proposal relating to executive compensation (the "2001 proposal"). Phillips requested by letter dated January 11, 2001 that the Commission concur that the 2001 proposal could be omitted from Phillips' 2001 proxy materials. The Staff's response on March 12, 2001 agreed with Phillips' position that the 2001 proposal could be excluded from Phillips' 2001 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance (emphasis added)."

For Phillips' 2002 Annual Meeting, the Proponent sought, by letter dated November 13, 2001, which Phillips received on November 27, 2001, to include yet another shareholder proposal relating to executive compensation (the "2002 proposal"). Phillips requested by letter dated January 9, 2002 that the Commission concur that the 2002 proposal could be omitted from Phillips' 2002 proxy materials. However, in 2002, the Staff did not concur with Phillips' position that the 2002 proposal could be excluded from Phillips' 2002 proxy materials pursuant to Rule 14a-8(i)(4). Although the Staff's reasons for its decisions regarding the 2002 proposal were not articulated, it is possible that the decision in 2002 differed from the six prior decisions because in 2002 the Proponent did not refer to his personal dispute with Phillips in any correspondence related to the 2002 proposal. In each of the prior six cases, the Proponent, either in his initial letters relating to the proposals or in related correspondence, clearly linked his proposals to his ongoing dispute with Phillips.

In this case, the Proponent's initial correspondence relating to the Proposal made no reference to his dispute with the Company or Phillips. Thus, the Company did not assert Rule 14a-8(i)(4) as a basis for excluding the Proposal from the Proxy Materials. However, the Proponent's March 7 letter to the Company makes it crystal clear that the Proponent is abusing the shareholder proposal process as a means to blackmail the Company into acceding to his demands relating to his personal grievance against the Company.

As was asserted in Phillips' letters to the Commission with respect to the 1996, 1998, 1999, 2000, 2001 and 2002 proposals, we continue to believe that the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with the Company and its predecessor. His established pattern of submitting shareholder proposals is part of an overall scheme to have his grievance against the Company redressed. While the Proponent has tried to clothe his individual proposals in the guise of a "hot shareholder topic" as evidenced by the 1996 proposal (code of ethics/equal opportunity), the 1998 proposal (diversity), the 1999 proposal (stockholder approval of large corporate transactions), the 2000, 2001 and 2002 proposals (executive compensation) and the Proposal (board composition), the Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be relate to a matter of general interest (emphasis added)." See *Exxon Mobil Corporation* (March 5, 2001), *US West, Inc.* (February 22, 1999); *Station Casinos, Inc.* (October 15, 1997); *International Business Machines Corp.* (January 31, 1995); *Baroid Corp.* (February 8, 1993); *Westinghouse Electric Corp.* (December 6, 1985). Accordingly, although the current Proposal relates to board composition, it requires no different analysis or treatment than the Proponent's 1996, 1998, 1999, 2000 or 2001 proposals, which were properly excluded by the Staff.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8(i)(4), the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2005 Annual Meeting with the Commission on or about Friday, March 25, 2005.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,

Kelly B. Rose

cc: Mr. Antonio L. Quintas (by FedEx)

Elizabeth A. Cook
ConocoPhillips

Antonio L. Quintas
. Rua da Escola. 3
Salgados
2640-577 Mafra
Portugal

351 261 815 863

March 7, 2005

Mr. J. J. Mulva
President and C.E.O.
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Re: Shareholder Proposal of A. L. Quintas to the 2005 Annual Meeting

Dear Mr. Mulva:

Regarding the Securities and Exchange Commission denial of ConocoPhillips request (S.E.C. letter of Feb. 24, 2005) and the unanimous decision of the Board to recommend a vote against the proposal (Ms. E. A. Cook's letter of Feb. 16, 2005), I would not object to the omission of the proposal in reference from the Company's 2005 proxy materials, providing that:

1) The Corporate Governance Guidelines on Director Qualifications were, in due course, revised not only to underline financial literacy, but the areas highlighted by the Board in the statement of opposition: "...account and finance, management, domestic and international markets, leadership, and oil and gas related industries...".

2) 3237 shares of ConocoPhillips were credited with Mellon Investor Services, account key: Quintas-A-L, investor ID 1250999909549.

The shares (3237 X $52.6) represent full compensation for the liability incurred by P.P.Co. with A. L. Quintas (ref. letter of Dec. 29, 1998 to Mr. L. D. Horner, Chairman Audit Committee), and for which ConocoPhillips responds: a) amount equivalent to 30 months of salary ($166,529.0) since P.P.Co. failed for 33 months, in breach of what had agreed to in writing, to arrange for the packing and shipping of Quintas' personal belongings and household goods from Houston to Portugal; b) $304.25 in unpaid medical related expenses; c) $1318 pertaining to a sofa shipping damage; d) $2118.0 in travel expenses to have said goods and belongings shipped.

I hope the above meets with your approval, and look forward to receiving a positive reply, as well as, the 2005 proxy documents expurgated of the proposal and opposing statement!

Very truly yours,

A. L. Quintas

c.c.: Mrs. E. L. Lambeth and Mrs. E. A. Cook

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

351 261 815 863

March 7, 2005

Mr. J. J. Mulva
President and C.E.O.
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Re: Shareholder Proposal of A. L. Quintas to the 2005 Annual Meeting

Dear Mr. Mulva:

Regarding the Securities and Exchange Commission denial of ConocoPhillips request (S.E.C. letter of Feb. 24, 2005) and the unanimous decision of the Board to recommend a vote against the proposal (Ms. E. A. Cook's letter of Feb. 16, 2005), I would not object to the omission of the proposal in reference from the Company's 2005 proxy materials, providing that:

1) The Corporate Governance Guidelines on Director Qualifications were, in due course, revised not only to underline financial literacy, but the areas highlighted by the Board in the statement of opposition: "...account and finance, management, domestic and international markets, leadership, and oil and gas related industries...".

2) 3237 shares of ConocoPhillips were credited with Mellon Investor Services, account key: Quintas-A-L, investor ID 1250999909549.

The shares (3237 X $52.6) represent full compensation for the liability incurred by P.P.Co. with A. L. Quintas (ref. letter of Dec. 29, 1998 to Mr. L. D. Horner, Chairman Audit Committee), and for which ConocoPhillips responds: a) amount equivalent to 30 months of salary ($166,529.0) since P.P.Co. failed for 33 months, in breach of what had agreed to in writing, to arrange for the packing and shipping of Quintas' personal belongings and household goods from Houston to Portugal; b) $304.25 in unpaid medical related expenses; c) $1318 pertaining to a sofa shipping damage; d) $2118.0 in travel expenses to have said goods and belongings shipped.

I hope the above meets with your approval, and look forward to receiving a positive reply, as well as, the 2005 proxy documents expurgated of the proposal and opposing statement!

Very truly yours,

A. L. Quintas

c.c.: Mrs. E. L. Lambeth - Mrs. E. A. Cook

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

March 18, 2005

~~Office of Chief Counsel~~
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Request of BakerBotts L.L.P. of March 15, 2005 on Behalf of ConocoPhillips - Proposal of A. L. Quintas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(k), I have received by FedEx the above subject on March 17, 2005. By express mail, I am forwarding to the Staff, today, my reponse under Rule 14a-8(k).

Please find attached an advanced copy of the response, without attachments.

Very truly yours,

A. L. Quintas

Antonio L. Quintas
Rua da Escola. 3
Salgados
2640-577 Mafra
Portugal

351 261 815 863

March 18, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of BakerBotts L.L.P. of March 15, 2005 on Behalf of ConocoPhillips - Proposal of A. L. Quintas

Ladies and Gentlemen:

I respectfully submit for your consideration the following:

1- Following the Commission decision of February 24, 2005, under the title of request for reconsideration, BakerBotts is effectively, submitting a new request calling for the exclusion of the proposal, this time, under the provision of Rule 14a-8(i)(4) - Personal grievance: special interest.

2- BakerBotts contends that the letter of March 7, 2005 of the Proponent to ConocoPhillips makes clear that the proposal is: a) "... not a legitimate shareholder proposal..." (page 2. § 2); b) "... to further ... personal grievance against the Company."- (page 3, § 1); c) "... simply a way to draw the Company back into conversations with the Proponent..." (page 3. § 1); d) "... a process ... to black mail the Company... " (page 5, § 1).
Apart from the blackmail allegation, BakerBotts espouses word by word the argumentation brought before the Staff, by Phillips Petroleum Co. (" Phillips"), one of the two Companies' predecessors of ConocoPhillips, in opposing the proposal submitted and voted at Phillips' 2002 Annual Meeting. In 2002, the Staff did not concur with Phillips' reasons.
In both companies, Phillips and ConocoPhillips, Mr. J. J. Mulva was and is the Chief Executive Officer. Phillips in 2002 statement of opposition attacked primarily the person and credibility of the Proponent (attachment one). Unable to attend or arrange a representative to be present at the meeting, the Proponent asked Mr. Mulva to read before Phillips' 2002 annual meeting a brief statement in defense of his person. Mr. Mulva " kept the statement in his pocket" and did not do what was asked to (see attachment two).

3- As the records of the Commission show, both Phillips and the Proponent, alleged before the Commission mutual personal grievances. BakerBotts unburies, before the Staff, the whole case again.

When both parties claim mutual grievances, where should be drawn the dividing line?

In the answer to the question: will the proposal, in any way, even remote, force the Company to address and or settle the alleged grievance(s) or special interest(s)?

In the present case, the answer is a clear no. Thus, the exclusion of the proposal under the rule of personal grievance and or special interest ought not be upheld by the Commission.

4- The letter of the Proponent of March 7, 2205 to ConocoPhillips proposes two confidence building steps for the withdrawal of the proposal:

4.1- ConocoPhillips current guidelines on Directors Qualification stress financial literacy. This has resulted in a Board that looks more like of a bank with oil and gas investments than with a Board a petroleum company. ConocoPhillips in the statement of opposition brings oil and gas, and financial literacy to the same level. It is a positive thing, but for it not to be just 'lip service' to proposal, the Proponent suggested ConocoPhillips' revision of Governance Guidelines to make this new thinking clear.

4.2- The payment that is asked for is not money "under the table". It is a legitimate payment that is due to the Proponent not as a shareholder, but as a past Phillips' employee. To fulfill what is just, is good ethics!

There is no "blackmail" in the aforesaid. ConocoPhillips is not being constrained in any way!

5- BakerBotts does not clarify what kind of power it has received from ConocoPhillips. Has the Board of ConocoPhillips delegated unconditional power or are the views of BakerBotts subject to ratification by ConocoPhillips?

The Proponent has asked this question to the Secretary of ConocoPhillips (letter to the Commission of January 14, 2005, item 3)with no reply to date.

The question is relevant, if the Board of ConocoPhillips takes the view that the Proponent's letter of March 7, 2005 amounts to blackmail, the Proponent will recall the letter. And if the proposal is so unethical, the Proponent will consider recalling the proposal under evaluation, if permitted.

Please find attached six copies of this letter. A copy is being sent to ConocoPhillips and BakerBotts, L.L.P..

Very truly yours,

[signature]

A. L. Quintas

Attachment: two pages

c.c.: Mr. J. J. Mulva r) Mrs. E. J. Lambeth, ConocoPhillips w/a
Mr. P. Whitman r) Mrs K. B. Rose, BakerBotts, L.L.P. w/a

António L: Quintas
Salgados
2640-577 Mafra
Portugal

July 25, 2002

Mr. J. J. Mulva
Chairman
Phillips Petroleum Company
Batlesville, OK 74004

Dear Mr. Mulva,

Thank you for the copy of the transcript of the May 6th Annual Meeting of Stockholders, which I received with a big delay through a German postal service.

I was very surprised to learn your asking if there was anybody to present my proposal. By my fax of May 3, 2002, I gave you advance notice that I would neither attend nor send a representative to the meeting, and asked you to read a statement, before the meeting, in support of my proposal and in defense of my person (I confirmed with your secretary Linda, on Friday May 3, 2002, that the fax was well receive and stressed its importance).

You also did not address the questions of my letter of April 30, 2002. The SEC rules and regulations did not forbid you. There was time. There were no questions made. As a matter of fact, the annual meeting is the correct forum for an open, frank, and meaningful understanding of relevant matters influencing the Company.

Mr. Mulva, do you have any explanation for the above?

Very truly yours,

A. L. Quintas

ALQ/pp/2002-4
File 10.1

Refuge. The report should also cover the financial costs of the plan and the expected return."

Supporting Statement:

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." — President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, the North Slope now hosts one of the world's largest industrial complexes. In fact, oil companies already have access to 95 percent of Alaska's North Slope. More than 1,500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain and global warming.

The Coastal Plain is the biological heart of the Refuge, to which the vast Porcupine River caribou herd migrates each spring to give birth. The Department of Interior has concluded that development in the Coastal Plain would result in major adverse impacts on the caribou population. According to biologists from the Alaska Department of Fish and Game, caribou inhabiting the oil fields do not thrive as well as members of the same herd that seldom encounter oil-related facilities.

The Coastal Plain is also the most important onshore denning area for the entire South Beaufort Sea polar bear population, and serves as crucial habitat for muskoxen and for at least 180 bird species that gather there for breeding, nesting and migratory activities.

Balanced against these priceless resources is the small potential for economically recoverable oil in the Coastal Plain. In fact, the most recent federal estimate predicted that only 3.2 billion barrels would be economically recoverable in the Coastal Plain — less than 6 months' worth of oil for the United States.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery."

The Board of Directors unanimously recommends a vote AGAINST adoption of this proposal for the following reasons:

This proposal would require a purely speculative report on the possible financial costs, expected returns and potential environmental damage that could result if the Company were to drill for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge ("ANWR"). ANWR is an area of approximately 19 million acres located on Alaska's northernmost coast. The Coastal Plain makes up about 1.5 million acres within ANWR, or approximately 8 percent. The Company does not own, and has never owned, any land or mineral interests in the Coastal Plain (or anywhere in ANWR), and is not currently pursuing acquisition of any rights in oil or gas exploration or production there. Furthermore, federal law prohibits the Company from exploring or drilling for oil and gas in the Coastal Plain. For these reasons, the report called for by this proposal would be entirely hypothetical and premature. The Board believes that preparing speculative reports on hypothetical exploration and drilling projects that, even if contemplated, would be impossible for the Company to conduct, is an inappropriate use of valuable corporate resources and would provide stockholders no useful information.

PROPOSAL 3 - BY A STOCKHOLDER

This proposal was submitted by Antonio L. Quintas, Salgados, 2640-577 Mafra, Portugal, whose stock ownership information the Company will promptly provide upon receiving an oral or written request.

"Chairman Mulva awoke Phillips from a lethargic period and reshaped the executive team to a higher level of statesmanship. Phillips is a bigger oil and gas company, but still occupies a modest place in the rank the world largest energy companies. This century will bring, no doubt, important changes to the way energy is produced and consumed. To assist with the gradual transformation of Phillips into one of the world's leading energy companies, it is requested to the Board of Directors an increase of three per cent of the annual basic salary of the Chairman and the other executive officers in future compensation agreements, for every position increase in the ranking of the world's largest energy companies, measured by their market value."

The Board of Directors unanimously recommends a vote AGAINST adoption of this proposal for the following reasons:

This proposal would deprive your Board of Directors and its Compensation Committee of the necessary authority to establish fair and appropriate executive compensation. The Board and the Compensation Committee strive to design compensation programs for Mr. Mulva and the other officers that reward strong performance, encourage greater achievement and are competitive with our industry peers. These compensation decisions result from careful consideration of pertinent criteria (described in the Compensation Committee Report appearing earlier in this Proxy Statement) and independent expert advice. These decisions are not, and should not be, based upon blind application of formulas or percentages of the sort suggested in the proposal, which are not designed to build long-term stockholder value, motivate executives or be competitive with our peers.

You also should understand that, in the Company's opinion, this proposal is in furtherance of the proponent's personal grievances against the Company. The Company terminated Mr. Quintas more than 11 years ago. Since then, Mr. Quintas has waged an extensive correspondence campaign with the Company's Board and senior executives. He also has submitted five previous proposals over the past six years, the last three of which dealt with executive compensation. The Company, with the Securities and Exchange Commission's concurrence, has excluded each of these proposals from its proxy materials because they related to the "redress of a personal grievance against the Company or any other person, or (was) designed to ... further a personal interest which is not shared by other stockholders at large." The Company believes the current proposal to be no different and intended solely to permit Mr. Quintas yet another opportunity to press his personal grievances with the Company's Management. You should vote against this proposal.

OTHER MATTERS

The Company knows of no matters to be presented at the meeting other than those included in the Notice preceding this Proxy Statement. If other matters should come before the meeting that require a stockholder vote, the Company intends for the proxy holders to use their own discretion in voting on such other matters.

DATE FOR RECEIPT OF STOCKHOLDER PROPOSALS

We must receive at the Company's executive offices in Bartlesville, Oklahoma, any stockholder proposals you intend to present at the 2003 Annual Meeting by November 29, 2002. Proposals received after that date will not be included in the Company's Proxy Statement and form of proxy for the 2003 Annual Meeting. When the merger with Conoco closes, Phillips will cease to be a publicly-held company, and will no longer solicit proxies or furnish a proxy statement.

By Order of the Board of Directors,

Dale J. Billam

Dale J. Billam
Secretary

Bartlesville, Oklahoma 74004
April 1, 2002

Annual Meeting Attendance

If you are a stockholder of record and plan to attend the Annual Meeting, please indicate this when you vote. **The lower portion of the Proxy Card will be your admission ticket. If you are a beneficial owner of Phillips common stock held by a broker, banker or other nominee, you will need proof of ownership to be admitted to the meeting.** A recent brokerage or benefit plan statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your Phillips common stock held in nominee name in person, you must get a written proxy in your name from the broker, bank or other nominee that holds your shares. **If you are an employee, your employee identification badge will serve as your admission ticket.**

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

March 21, 2005

Mr. J. J. Mulva
President and C.E.O.
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Re: Proposal of shareholder A. L. Quintas to ConocoPhillips' 2005 Annual Meeting.

Dear Mr. Mulva:

1- In reference to the attachment, BakerBotts claims to the S.E.C. that I am blackmailing ConocoPhillips.

2- I don't know if this is just lwayer's rhetoric, or your view and that of the Board!

3- BakerBotts has unburied the whole case of my proposals to Phillips. In the past Phillips disparaged the writer; BakerBotts is following the same path.

4- The monetary settlement I asked for, like the request to be received by the Audit Committee, has been on for many years. It was opposed to the proposal made to me, by Phillips, while you were the President, to vice its own records, see attachment, and refused as unethical.

5- I don't what is or will be the S.E.C.'s position on the latest request of BakerBotts. However, I fear that in case the proposal in included in the proxy documents, ConocoPhillips either in writing or verbally at the meeting will follow BakerBott's lead.

6- In such case, I will withdraw the letter of March 7, 2005 to you, as well as the proposal. In other words, you decide, and I will accept. I don't like to called a 'blackmailer'. And, this is, at the moment, the best alternative.

Very truly yours,

A. L. Quintas

Attachment: three pages.

A. L. Quintas
November 29, 1993
Page 2

Employment Status:
Our offer to change our records to reflect you were laid off rather than discharged continues in effect until January 31, 1994. Additionally, our offer to pay you a monetary settlement equivalent to layoff pay plan benefits in effect at the time of our discussions also continues in effect until January 31, 1994. You will recall this represents a payment greater than layoff benefits which were in effect on October 29, 1990.

As we have discussed before, in exchange for full and complete settlement, Phillips requires a total and complete release of any and all claims which you have or may have in any way connected with your employment with Phillips. A release to that effect is provided for your signature and return.

This proposal of Phillips to resolve your employment status will expire at close of business January 31, 1994.

Very truly yours,

G.L. Shurtz

GLS:JPW:pd
Doc:gls137

WESTINGHOUSE ELECTRIC CORP (CBSV)

51 WEST 52ND STREET
NEW YORK, NY 10019
212. 975.4321

NO ACT

NO ACTION LETTER
Filed on 12/06/1985

UNITED STATES
ND EXCHANGE COMMISSION
WASHINGTON DC 20549

DIVISION OF
CORPORATION FINANCE

12

December 6, 1985

Edward O. Pearson, Esquire
Senior Chief Counsel - Securities
Westinghouse Electric Corporation
Law Department
Westinghouse Building
Gateway Center
Pittsburgh, Pennsylvania 15222

Dear Mr. Pearson:

This is in response to your letter of November 5, 1985, concerning a shareholder proposal submitted by Mr. Ernest F. Becker. We also received correspondence dated November 12, 1985 setting forth the views of the proponent concerning this matter. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

William E. Morley
William E. Morley
Chief Counsel

Enclosures

cc: Ernest F. Becker
1561 22nd Avenue
San Francisco, California 94122

Westinghouse
Electric Corporation

RECD S.E.C.
NOV 6 1985
10

RECD S.E.C.
NOV 6 1985
10

Pittsburgh Pennsylvania 15222

1934 Act
Section 14(a)
Rule 14a-8
Rule 14a-9

November 5, 1985

Securities and Exchange Commission
450 5th Street N.W.
Judiciary Plaza
Washington, DC 20549

000074

Attention: Cecilia D. Blye
Division of Corporation Finance

Re: Westinghouse Electric Corporation
1986 Proxy Statement
Shareholder Proposal

Gentlemen:

Enclosed for filing pursuant to Rule 14a-8(d) of the General Rules and Regulations under the Securities Exchange Act of 1934 are five copies of each of the following items:

(1) a shareholder proposal submitted by Mr. Ernest F. Becker in his handwriting along with our typewritten copy;

(2) a statement by John R. Erbey, Assistant Secretary, outlining the reason why Westinghouse deems omission of the proposal to be proper; and

(3) my opinion in support of Westinghouse's position.

Copies of the foregoing are being mailed contemporaneously with this filing to Mr. Becker.

Sincerely yours,

Edward O. Pearson

Edward O. Pearson
Senior Chief Counsel - Securities
(412) 255-3530

PJC:lbk/0195Y
Enclosures

cc: Mr. Ernest F. Becker
1561 22nd Avenue
San Francisco, CA 94122

000075

Typed Without Regard to Spelling,
Grammar and Punctuation

Typed Copy Prepared by Law Department
Original is Handwritten

San Francisco, September 19, 1985

Westinghouse Electric Corporation
c/o Mr. Secretary
Westinghouse Building
Gateway Center
Pittsburgh, Pa. 15222

Dear Sir,

With my wife I am a shareholder of 320 shares of Common Stock of Westinghouse Electric Corporation.

I intend to present at the next Stockholders Meeting the enclosed proposal.

Last year I missed the deadline by 3 days therefore I mail it this time early.

The proposal is self-explaining. For more information I have enclosed a copy of my second letter to Mr. Danforth which he ignored.

From Emeryville I was called to my information that the limit is 300 words on a proposal.

The Security and Exchange Commission says the 500 words limit is still in force.

My proposal contains less than 500 words and more I have to say at the Meeting.

It will be indeed a very exiting event.

Very truly

Ernest P. Becker
1561-22nd Avenue
San Francisco, Calif. 94122

Certified Mail
Return Receipt

RESOLVED:, That the stockholders of Westinghouse Electric Corporation assembled in Annual Meeting in person and by proxy hereby request that the Board of Directors take steps necessary to restore credibility, dignity, morality and ethical conduct according to the following pledges, promises Westinghouse made in public word for word and in print:

a) "It is the policy of Westinghouse to conduct its affairs in keeping with the highest morals, legal and ethical standards."

b) "Even were the law is not applicable standards of ethics and morality relate to our activities, not only in the products we make but also in all our actions."
"Illegal or unethical action cannot help Westinghouse."

c) "We have taken effective and result getting measures to insure the highest standards of legal and ethical conduct in Westinghouse."

d) "To carry out our jobs in every respect with honesty and integrity and we will do this trough deeds."

These pledges, promises, statements are absolutely not true, not honest, not kept!!

After 13 years 7 months working for Westinghouse, coming to work the doors were closed, on the street I was told I am no more needed Westinghouse is moving 5 miles away to an other warehouse.

Without any previos notification whatsoever, no other job provided no severance pay, no pension, no health plan - that was the reward for my faithful, very dedicated service and so also acknowledged as valuable worker by chairmen Mr. Price, Mr. Danforth in writing and others.

I was honored with certificate "E" from U.S. Government for excellent job at Westinghouse on government contracts"

I asked for severance pay, the moral obligation of the Corporation, was told there is no money.

That outraged inhuminity, cruelty, injusice, unethica conduct was the worst humiliation I have suffered in my life. There was no reason at all for such treatment!

I objected, was called to the Headquarter.

There I was called "Jew" without pay provocation whatsoever on my part was told to sell my Westinghouse shares which I bought long before in my confidence in Westinghouse.

Again I objected to the new offense, requested permission to appear on Westinghouse Broadcasting Editorial - It was denied.

Again I asked according to the pledges for severance pay but Westinghouse is trying to evade it by sending me only sweet words, ignoring its moral obligation.

For all my accusations, I have full proof, will take the oath for its truth.

As a stockholder I adhere to the proposition that credibility, dignity, morality, ethical conduct go hand in hand with management and the Corporation.

According to the pledges, promises they should be fulfilled with truth for the moral obligation in this case.

Westinghouse' credibility, dignity, reputation is at stake.

Please vote FOR this resolution, otherwise it is automatically cast against it.

000070

Westinghouse
Electric Corporation

Westinghouse Building
Pittsburgh Pennsylvania 15222

November 5, 1985

Securities and Exchange Commission
450 5th Street N.W.
Judiciary Plaza
Washington, DC 20549

Gentlemen:

Westinghouse asserts that it may properly omit the shareholder proposal and statements in support thereof submitted by Mr. Ernest P. Becker from its proxy statement and form of proxy to be used in connection with the 1986 Annual Meeting of Stockholders. Westinghouse believes, based on the enclosed opinion of counsel, that the aforementioned proposal may be so excluded as a matter of law under paragraphs (c)(3), (c)(4) and (c)(6) of Rule 14a-8 and Rule 14a-9 of the Exchange Act.

Also for your information, Westinghouse intends to file its preliminary proxy material with the Commission during the first full week of February, 1986, and to mail its definitive proxy material to shareholders on or about March 4, 1986.

Very truly yours,

WESTINGHOUSE ELECTRIC CORPORATION

By: [signature]
John R. Erbey
Assistant Secretary

0711W

000679

Westinghouse
Electric Corporation

Law Department

Westinghouse Building
Gateway Center
Pittsburgh Pennsylvania 15222

November 5, 1985

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Gentlemen:

Ernest F. Becker, a stockholder of Westinghouse Electric Corporation ("Westinghouse" or the "Corporation"), has given notice that the enclosed proposal (the "Proposal") is intended to be presented at the Corporation's Annual Meeting of Stockholders to be held on April 30, 1986. This opinion is given pursuant to Rule 14a-8(d) of the General Rules and Regulations under the Securities Exchange Act of 1934 in support of Westinghouse's assertion that the proposal may be properly omitted from the proxy statement and form of proxy for the 1986 Annual Meeting under under paragraphs (c)(3), (c)(4) and (c)(6) of Rule 14a-8 and Rule 14a-9.

As background, Mr. Becker is a former employe of Westinghouse who was released, allegedly without notice, in June, 1956, after 13-1/2 years of service as a result of a corporate facility consolidation. A minimum of 15 years of credited service was then required for a vested pension. Mr. Becker states that he received no severance pay or other benefits upon his release. He claims that he was a diligent and loyal employe. He states that upon his release he was invited to the San Francisco office of Westinghouse for a discussion, at which meeting the local manager called him a name and suggested that he sell his stock. Mr. Becker also states that he attempted unsuccessfully to appear on a Westinghouse television editorial program to complain of his treatment in 1956.

On November 5, 1984, after an exchange of correspondence with the Chairman's office, Mr. Becker filed a stockholder proposal, in four parts, requesting that Westinghouse (i) retract statements that its policy is to conduct business according to the highest ethical, legal and moral standards due to its failure to pay him severance compensation; or (ii) extend severance pay to him; (iii) disavow discrimination against minorities in general and its then local manager's alleged use of a religious epithet in particular; and/or (iv) reduce compensation of directors and officers by 20% if insufficient funds are available to satisfy its "moral obligation", i.e., to pay Mr. Becker's claim for severance benefits.

In December, 1984, Westinghouse secured a no-action letter from the Commission permitting it to exclude Mr. Becker's proposal(s) from the 1985 proxy statement in that he failed to submit his proposal(s) to Westinghouse on a timely basis.

Rule 14a-8(c)(4)

In Release No. 34-19135 (October 14, 1982) the Commission, in discussing Rule 14a-8, states that the Rule is intended to provide shareholders a means of communicating with fellow shareholders on matters of interest to them as shareholders. With respect to paragraph (c)(4), the Commission states:

> "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

The Release also explains the difficulty which arises because of the subjective nature of Rule 14a-8(c)(4), and that, accordingly, issuers were required to clearly demonstrate a personal claim or grievance. In this regard, issuers were required to show a direct relationship between the proposal's subject matter and the proponent's personal claim or grievance. The Release, however, also states that "The staff determined that this requirement was met in those instances where the proposal or its supporting statement indicated on its face that a personal grievance existed." [Emphasis added]. It would appear that the recent revision of the Proxy Rules (Release No. 20091, August 16, 1983) has not changed this staff position. In addition, Release No. 20091 re-emphasized that the Commission is determined not to permit abuse of the process by shareholders attempting to achieve personal ends.

Mr. Becker's supporting statement as well as his previous correspondence (Exhibit A) expressly state that the Proposal resulted from his claim for severance pay and other alleged grievances against Westinghouse. It would serve no purpose to catalog these statements in this opinion. It is sufficient to note that Mr. Becker's proposal on its face is directly related to his personal claim, and that there is little pretense of setting forth a subject matter of general interest to all security holders.

Proposals similar in nature to Mr. Becker's have been excluded under Rule 14a-8(c)(4). In North Carolina Natural Gas Corporation (October 27, 1976), the Commission concurred with the omission of a proposal which was directly related to a former employe's dispute with the Company over the lack of retirement benefits. Also, in Caterpillar Tractor Co. (December 16, 1983), a proposal requesting a pension benefit in connection with the termination of employment was omitted under (c)(4). Some other relevant no-action letters involving similar proposals are RCA Corporation (January 10, 1977); Southern New England Telephone Company (February 4, 1977); Ford Motor Company (March 14, 1984); American Telephone & Telegraph Company (January 5, 1981); and International Business Machines Corporation (February 5, 1980). See also a recent staff letter concurring with the omission of a shareholder proposal from a shareholder who said that he was trying to "embarrass" corporate management and that he would continue to submit proposals until he was paid $35,000 he allegedly lost on his stock interest. Petro-Lewis Corporation (September 12, 1985).

Accordingly, in view of the foregoing, it is our opinion that the proposal may be excluded as a personal grievance under Rule 14a-8(c)(4).

Rules 14a-9 and 14a-8(c)(3)

While we firmly believe Mr. Becker's proposal is excludable under Rule 14a-8(c)(4), it is our opinion that the proposal is also excludable from the Westinghouse proxy materials under Rule 14a-8(c)(3) because the Proposal and its supporting statement are contrary to the proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

Note (b) to Rule 14a-9 describes what, "depending upon particular facts and circumstances, may be misleading within the meaning of this section" as follows:

"(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

In his proposal, Mr. Becker charges Westinghouse with "inhumanity, cruelty, injustice, unethical conduct" and alleges, among other things, that Westinghouse has been dishonest in its prior published statements. The factual foundation referred to in Note (b) must mean more than merely alleging that the issuer has acted improperly. In any event, Mr. Becker directly accuses Westinghouse of immoral and improper conduct without any facts other than non-payment of his severance pay claim. The fact of non-payment alone cannot provide a sufficient foundation for his charges. Along the same lines, a request that the board of directors take steps necessary to "restore credibility, dignity, morality and ethical conduct," creates the implication is that it is not now present. In our view, these assertions impugn the integrity of Westinghouse and are within the purview of Note (b) and, accordingly, misleading under Rule 14a-9.

We also submit that the Proposal requesting the Board of Directors to take action that is so inherently vague and general that shareholders are bound to be unclear as to the nature and scope of the action they would be authorizing. Even if the shareholders were to authorize the Directors to act on the Proposal, the Directors would be unable to determine with reasonable certainty the scope and kind of action necessary to implement it. In this regard, please refer to Duquesne Light Co., January 6, 1981, where the Commission concurred in the exclusion of a proposal so vague and indefinite that shareholders would be unable to determine exactly what action or measures would be taken if the proposal were implemented, and that any action ultimately taken could be quite different from that envisioned by the shareholders at the time their votes were cast. See also Mobil Corporation, March 4, 1980, where the Commission expressed a view that the shareholders might be unclear as to the nature of an investigation and report they would be authorizing and that the board of directors would be unable to determine how the proposal, if adopted, should be implemented.

Accordingly, in view of the foregoing, it is our opinion that the Proposal may be excluded as contrary to Rule 14a-9.

Rule 14a-8(c)(6)

In addition to the grounds stated above, we believe the Proposal is excludable under Rule 14a-8(c)(6). In a letter to International Business Machines, February 5, 1980, the Commission concurred in the exclusion of a proposal under Rule 14a-8(c)(6) "since the proposal is so vague that it is beyond the power of the Company or its Board of Directors to effectuate." In this letter, the Commission noted that because of the lack of an essential definition, it would be impossible for the management or the stockholders to comprehend precisely what compliance with the subject proposal would entail.

Mr. Becker's proposal calls for the Board of Westinghouse to "take steps necessary to restore credibility, dignity, morality and ethical conduct . . ." It is apparent that the stockholders will not be able to determine exactly what action the Corporation will take to implement the Proposal, if adopted, nor whether such action will be an appropriate response. Accordingly, as indicated above, a proposal that is so inherently vague and general in nature that it would be impossible to understand precisely what compliance would mean, should be excludable under paragraph (c)(6) as being beyond the power of the issuer to effectuate.

For the reasons set forth above, we submit that the Proposal may be excluded from the Westinghouse proxy materials.

Very truly yours,

E. O. Pearson

E. O. Pearson
Senior Chief Counsel
(412) 642-3530

EOP:paj:0967p

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Westinghouse Electric Corporation (the "Company")
Incoming letter dated November 5, 1985

The proposal relates to a request that the Board of Directors take steps to restore the Company's credibility, dignity, morality and ethical conduct.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(4). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternate bases for omission upon which you rely.

Sincerely,

Cecilia D. Blye
Special Counsel

100000

BAROID CORPORATION /DE

P.O. BOX 718
DALLAS, TX 75221
214. 740.6000

NO ACT

NO ACTION LETTER
Filed on 02/08/1993 - Period: 12/14/1992
File Number 001-10624

GSI

08 FEB 1993

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Baroid Corporation (the "Company")
Incoming letter dated December 14, 1992

The proposal concerns the proponent's claim for past compensation.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(4) as involving a personal claim of the proponent's. Under the circumstances, this Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy material. In reaching a position, the staff has not found it necessary to address the alterative bases for omission upon which the COmpany relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

000007 13

92 DEC 16 PM 12: 13

1999 Broadway
Denver, Colorado 80202

303 291-3000

Jeremy W. Makarechian
To Call Writer Direct:
303 291-3357

Facsimile:
303 291-3300

December 14, 1992

VIA MESSENGER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Andre L. Piazza for Inclusion in Baroid Corporation's 1993 Proxy Statement

Ladies and Gentlemen:

On behalf of Baroid Corporation, a Delaware corporation (the "Company"), in accordance with Rule 14a-8(d) as promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose for filing six copies of the following:

1. A letter received by the Company on October 20, 1992 from Andre L. Piazza (the "Proponent") dated October 17, 1992, attached hereto as Exhibit A, which included a proposal (the "Proposal") submitted for inclusion in the Company's proxy statement and form of proxy (the "1993 Proxy Statement") for the Company's 1993 annual meeting of stockholders (upon the Company's request, the Proponent subsequently provided certain information required by Rule 14a-8(a) that was not included with the Proponent's October 17, 1992 letter);

2. This letter, which constitutes the Company's statement of the reasons y the Company believes that it is proper to omit the Proposal from the 1993 Proxy Statement;

3. A letter from the Proponent to J. Landis Martin, Chairman and Chief Executive Officer of the Company, dated as of July 18, 1992, attached hereto as Exhibit B; and

4. The ruling by the Equal Employment Opportunity Commission (the "EEOC") dated as of March 5, 1988 with respect to the Proponent's charge of age discrimination against the Company (the "Determination"), attached hereto as Exhibit C.

For the convenience of the Staff, we have also enclosed copies of certain no-action letters and interpretive releases issued by the Commission referred to herein. Pursuant to Rule 14a-8(d), a copy of this letter is being sent to the Proponent.

On behalf of the Company, we hereby notify the Commission and the Proponent that the Company believes that the Proposal may be properly omitted from its 1993 Proxy Statement and therefore the Company does not intend to include the Proposal in the 1993 Proxy Statement for the reasons set forth below, as discussed in detail in the following paragraphs:

A. Rule 14a-8(c)(4) -- The Proposal relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which benefit or interest is not shared with the Company's other stockholders;

B. Rule 14a-8(c)(7) -- The Proposal deals with a matter relating to the conduct of the ordinary business operations of the Company; and

C. Rule 14a-8(c)(3) -- The Proposal is contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy solicitation materials.

To the extent that the Company's reasons for omission are based on matters of law, this letter constitutes the opinion of counsel required by Rule 14a-8(d)(4).

On behalf of the Company, we submit this letter and respectfully request that the Staff advise the Company that it will not recommend any action to the Commission if the Proposal is not included in the 1993 Proxy Statement.

A. THE PROPOSAL RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY

Under Rule 14a-8(c)(4), a registrant may omit a proposal or a supporting statement if it "relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large." The purpose of this subsection is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." See Release No. 34-20091, Fed. Sec. L. Rep. [CCH] ¶ 83,417 (August 16, 1983, p. 86,205).

The Proponent is a former non-executive employee of the Company. In connection with the Company's reduction in force in 1987, the Proponent's employment with the Company was terminated effective May 1, 1987. On May 13, 1987, the Proponent filed a charge of age discrimination against the Company with the EEOC. On March 5, 1983, the EEOC issued the Determination which found that the Proponent's charges were without merit.

It is clear from the text of the Proponent's letter dated October 17, 1992 and his letter dated July 18, 1992 (collectively, the "Letters") that the Proponent is attempting to use the stockholder proposal process to redress a personal claim or grievance against the Company. The Proponent specifically refers to his Proposal in the October 17, 1992 letter as "my claim for compensation. . ." The Proponent's letter dated July 18, 1992 requests compensation from the Company in the amount of $410,340 in connection with his discharge. The Company believes that the Proponent is attempting to use the Proposal as a means to address his dissatisfaction with the circumstances surrounding the termination of his employment and to exact a monetary settlement from the Company.

The Letters also indicate that the Proponent is solely interested in addressing his own claim for compensation and the circumstances surrounding his termination rather than in providing a benefit to the stockholders of the Company in general. The Proponent's claim for compensation is not made in his capacity as a stockholder on behalf of all other stockholders; rather, it is made in his capacity as a disgruntled employee on behalf of himself. There is no doubt that the clear intent of the Proposal is to redress a personal claim and that a resolution of the claim in the Proponent's favor would result in a benefit to him not shared with other stockholders at large.

In prior no-action requests, the Staff has frequently permitted the omission of stockholder proposals where former employees attempted to use the vehicle of stockholder resolutions to redress personal claims. See e.g. AmVestors Financial Corporation (available March 31, 1992), Thomas Industries, Inc. (available January 13, 1992), Florida Progress Corporation (available December 31, 1991), Xerox Corporation (available March 2, 1990) and Cabot Corporation (available October 30, 1985).

Rule 14a-8 is intended to provide stockholders with a means of communicating with other stockholders on matters of interest to them as stockholders. It is not intended to provide a means for a former employee who happens to be a stockholder to air or attempt to remedy a personal claim or grievance. Such use of the stockholder proposal process, and the cost and time involved in dealing with these situations, do a disservice to the interests of the Company and the stockholders at large. As the obvious pursuit of a personal grievance and an overt abuse of the stockholder proposal process, the Proposal is excludable under Rule 14a-8(c)(4).

B. THE PROPOSAL DEALS WITH A MATTER RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Under Rule 14a-8(c)(7), a registrant may omit a proposal or a supporting statement if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and discretion of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." See Release No. 34-19135, Fed. Sec. L. Rep. [CCH] ¶ 83,262 (October 14, 1982, p. 85,354) citing Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess. 119 (1957).

The determination of the terms and conditions of employment at a corporation are and should be exclusively within the domain of its board of directors and management in the conduct of that corporation's ordinary business operations. Moreover, it is difficult to conceive of any matter which falls more directly under the scope of the ordinary and routine business operations of a corporation than the question of whether and when to pay claims against it related to the discharge of an employee. The Proposal seeks to usurp the management authority reserved to the Company's board of directors by apparently requesting that the stockholders resolve to pay the Proponent for a claim asserted against the Company.

In prior no-action requests, the Staff has consistently taken the position that a corporation's employment policies and practices with respect to its non-executive workforce are matters uniquely related to the conduct of the corporation's ordinary business operations, and that stockholder proposals related to such matters are properly excludable pursuant to Rule 14a-8(c)(7). See e.g. Cracker Barrel Old Country Store, Inc. (available October 13, 1992), Humana Incorporated (available October 17, 1990), Texas Air Corporation (available April 11, 1984), United Technologies Corporation (available January 6, 1983) and Union Oil Corporation (available January 29, 1981).

Because decisions relating to the termination of employees and the payment of claims to former employees come within the purview of the Company's board of directors and management, the Proposal is within the scope of the ordinary business practices of the Company and may therefore properly be omitted pursuant to Rule 14a-8(c)(7).

C. THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULES AND REGULATIONS, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITATION MATERIALS

Under Rule 14a-8(c)(3), a registrant may omit a proposal or a supporting statement that is "contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy solicitation materials." Rule 14a-9 provides that "[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

The Company believes that the Proposal is vague and misleading on its face and is otherwise without factual support. The Proposal contained in the Proponent's letter dated October 17, 1992 refers to "my claim for compensation;" however, the specifics of such claim are not provided. While the Proponent's letter dated July 18, 1992 contains a request for compensation in the amount of

$410,340, the Company apparently is forced to assume that this particular figure is the one that the Proponent wants the stockholders of the Company to vote upon. The Letters suggest that (i) the Proponent was improperly discharged by the Company and (ii) the Proponent is entitled to compensation in connection with his discharge which the Company has refused to pay. The Company believes that these assertions are false, and its position has been supported by the EEOC. The Determination by the EEOC provides, in part, "[e]xamination of the evidence indicates that the Charging Party was laid off. The investigation revealed that the project that he was working on was cancelled. With regard to the Charging Party's comparative the investigation revealed that he did not replace the Charging Party. The investigation further revealed that the other Research Engineers assigned to the same project as the Charging Party were also laid off regardless of their age. Based on this analysis, I have determined that the evidence does not establish a violation of the statute."

Throughout the Letters, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Company's board of directors, management or largest stockholders. Such implications are completely without factual basis and are not only false and misleading but also, in the Company's view, degrade and demean the stockholder proposal procedures established by the Commission. For this reason and the reasons described in the preceding paragraph, the Proposal should be omitted pursuant to the provisions of Rule 14a-8(c)(3).

CONCLUSION

For the foregoing reasons, it is our belief that the Company may omit the Proposal from the 1993 Proxy Statement. We therefore respectfully request on behalf of the Company that the Staff confirm that it will not recommend any enforcement to the Commission if the Proposal is omitted from the 1993 Proxy Statement.

If you have any questions or require additional information, please contact the undersigned at the number above or James L. Palenchar of this office at (303) 291-3018. Should the Staff disagree with our conclusions regarding the omission of the Proposal from the 1993 Proxy Statement, we would appreciate an opportunity to confer with the Staff regarding these matters prior to the issuance of your Rule 14a-8(d) response.

KIRKLAND & ELLIS

Please acknowledge receipt of this letter and enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jeremy W. Makarechian

JWM/pc
Enclosures

BRC18LAA.JWM

Houston,October 17,1992

EXHIBIT A

cc : Mr. Ross Perot
Mr. E. C. Hutcheson,Jr.
Mr. J. A. Kellogg
Mr. H. J. Kelly
Ms. A. Manix
Mr. J. A. Precourt
Mr. M. A. Snetzer
Mr. P. A. Lannie
w/attachments :
1 - My letter of 7/18/92
2 - Your letter of 8/27/92

Dear Mr. Martin ;

000014

Your letter of August 27 does not explain at all why I was singled out to be laid off in May 1987.
I repeat that I was the only one so close to an early retirement status in the whole batch.
I,as holding that particular job,was the casualty of that reduction in force;not my job.SOMEBODY ELSE IS DOING IT.
I was the ONLY mechanical engineer in that department and my performance was excellent.
I should not have been laid-off,PERIOD,because of my position, performance,seniority and health condition.Period.

The fact that the Equal Employment Opportunity Commission supported your position is irrelevant.Its ineffectiveness in doing the job,that it was created for,has been well publicized. And since you do not seem to be willing to let me confront Ray Roeder and whomever else may be involved at Baroid,I decide to copy Mr. Lannie and formalize my request to have my claim for compensation being introduced as topic for discussion at the next stockholders meeting.
Should anything else be needed for him to do so,please let me know in plenty of time before November 30,1992.
I copy all the directors for information of my plan and the details on the topic to be discussed.

Since we are in an election year and that Mr. Perot said that he wants to put America back to work,I decided to let him know that he may and should,if elected,try,first of all,to prevent losing jobs before trying to create new ones.
One way to do this is to propose legislation :
- to make it illegal for any financial institution to finance takeovers like the one suffered by NL in 1987.
- to make illegal any stock manipulation that may facilitate any takeover,selling off divisions or any other assets,raiding pensions funds and laying off personnel for the sole purpose of enhancing profits,and turn all profits into dividends.
- to remove handling of health care and pensions from the private sector.
- to institute new rules governing the composition of new boards of directors,to comprise only the top officers of the company,and NO outsider.
- to institute "Internal Affairs Committees" to review any dispute between employees and management,including any questionable performance evaluation,with the concerned employee present.

Sincerely yours

Andre L. Piazza

Houston ,July 18,1992

EXHIBIT B

000015

Andre L. Piazza
7706 Hiawatha
Houston,Texas,77036.

Home Telephone Number : (713) 774-0490

to

Mr. Landis Martin
President and CEO,Baroid Corporation
3000 North Sam Houston Parkway East
Houston,Texas,77205.

22

Dear Sir ;

Four years ago at a stockholders meeting in Dallas,I approached you to protest having been laid-off so close to an early retirement date,the circumstances and proceedings and its relations to previous instances of what I considered as discriminatory harassment,such as :

When I lost my position as manager of the Mud Motor project;
When I was demoted from grade 10 to 9;
When I assigned a patent to NL,but never received any monetary compensation,as the company policy called for.

You told me to get in touch with the staff of the personnel department.
I did;The management of the personnel department was very cooperating.The management of MWD was not,and no meeting could be convened,so I was told.

Therefore,I filed a complaint with the Equal Employment Opportunity Commission.Its investigation revealed that :

1 - Even though I was considered A competent employee,I was included in a reduction in force when the project I was working on was stopped and my job eliminated.
2 - I had not been replaced.
3 - Other research engineers assigned to the same project were also laid-off regarless of their age.
4 - "On January 26,1987,I informed Andre Piazza that his employment with NL would be terminated effective May 1,1987.
I explained that this was part of a reduction in force caused by the prolonged decline in drilling activity and its effect on NL.NL found necessary to reduce spending on R&D projects.
I explained that the selection of persons for termination was done on the basis of performance and the ability to perform the remaining work."
(Letter from Ray Roeder,Manager of Software and Computers department to EEOC).

I REFUTE ALL THOSE POINTS :

1 - I was not working on ONE SINGLE project but ALL the projects involving the department.

(OVER)

2 - If NL was going to stay in the MWD business,and according to the reports it did,then somebody had better continue to do the work I was doing.And that kind of work is never finished.
3 - I was the ONLY ONE mechanical engineer in the department.
4 - THESE STATEMENTS ARE FLAGRANT LIES :
I was told that I was being "early retired" ten months early, with all the benefits that early retirement entailed,includinc free group insurance for life,which,for me after a heart attac in 1982 and a quadruple by-pass in 1984,was good news indeed.
I am older than he is.I have been in the oil patch longer anc in more diverse places.
I was also well aware that our predicament was mostly caused by the takeover.
I was never in need of a lecture on the situation.
Reduce spending ? Please consider this :
I was pitted against an outside vendor to come up with a particular unit.
In two and a half months,I,single handed and headed,designed, drew all the necessary drawings,expedited the fabrication, assembled and vibrations tested the prototype.
An electronics technician tested the electronics,and our unit was ready.
Cost,excluding engineering :$ 2,500.00.
The outside vendor's unit was still on the drawing board.
NL built five more units in-house,for field testing.
Yet,management sent MY drawings to that vendor and order ten more units at a cost of $ 7,500.00 each.
Those $50,000.00 could have paid my salary for over a year.

As far as being able to perform the remaining tasks ? My past record spoke for itself

In conclusion,I contend that all those questionable practices deprived me of a job which was rightfully mine at least until the regular retirement age.
Therefore,I feel that I should be compensated for the loss of income as follows :

1 - 63 months salary	$ 252,000.00
2 - Adjustment for Social Security loss	$ 82,800.00
3 - Losses in assurance premiums	$ 6,300.00
4 - Adjustment to pension	$ 68,640.00
5 - Monetary compensation for patent	$ 600.00
TOTAL	$ 410,340.00

Note : Items (2) and (4) take in consideration the increases in Social Security and pension payments I would have received had I stayed on the job until age 65 and keep receiving these payments for 20 years beyond.

Should you dispute my contention,have any question or wish to meet with me,I would appreciate very much receiving a response within two weeks.And certainly to be notified,should you decide to write me a check.I would like to pick it up in person,if circumstances allow.

Thank you

[signature]

EXHIBIT C

EQUAL EMPLOYMENT OPPORTUNITY COMMISSION
HOUSTON DISTRICT OFFICE
405 MAIN STREET, 6TH FLOOR
HOUSTON, TX 77002

AREA CODE 713
GENERAL INFORMATION
229-3801
EXECUTIVE OFFICES
229-2881
LEGAL
229-3880

March 5, 1988

RECEIVED
MAR 8 1988
EMPLOYEE RELATIONS

000017

Charge Number 330871820

Andre L. Piazza
7706 Hiawatha
Houston, Texas 77036

Charging Party

N.L. Industries
3000 North Belt
Houston, Texas 77205

Respondent

DETERMINATION

Under the authority vested in me by the Commission, I issue the following determination as to the merits of the subject charge filed under the Age Discrimination in Employment Act (ADEA).

All requirements for coverage have been met. The Charging Party alleged that he was discriminated against in violation of the ADEA by being discharged from the position of Research Engineer on May 1, 1987, because of his age, 60.

Examination of the evidence indicates that the Charging Party was laid off. The investigation revealed that the project that he was working on was cancelled. With regard to the Charging Party's comparative the investigation revealed that he did not replace the Charging Party. The investigation further revealed that the other Research Engineers assigned to the same project as the Charging Party were also laid off regardless of their age. Based on this analysis, I have determined that the evidence does not establish a violation of the statute.

This determination does not conclude the processing of this charge. If the Charging Party wishes to have this determination reviewed, he may file a request for review by completing the enclosed Request for Review form and sending it to the Determinations Review Program, Office of Program Operations, EEOC, 2401 E Street, N.W., Washington, D.C. 20507. It is recommended that some proof of mailing, such as a certified mail receipt, be secured. The request must be personally delivered or mailed (postmarked) on or before March 19, 1988.

If the Charging Party submits a request by the date shown above, the Commission will review the determination. Upon completion of the review, the Charging Party and Respondent will be issued a final determination which will contain the results of the review and what further action, if any, the Commission may take.

If the Charging Party does not request a review by the date shown above, this determination will become final on the following day, the processing of this charge will be complete and the charge will be dismissed.

If Charging Party wishes to pursue his claim in court under the ADEA, the lawsuit must be brought within two years of the alleged discriminatory act (three years in cases of willful violations). Please be advised that Charging Party's lawsuit must be brought within these timeframes whether or not he requests a review of this determination.

HARRIET JOAN EHRLICH
District Director

Enclosure:
Request for Review Form

STATION CASINOS

STATION CASINOS INC (STN)

2411 W SAHARA AVE
LAS VEGAS, NV 89102
702. 367.2411
http://www.stationcasinos.com

NO ACT

NO ACTION LETTER
Filed on 10/15/1997 - Period: 09/08/1997
File Number 001-12037

C00037

October 15, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Station Casinos, Inc. (the "Company")
Incoming letter dated September 8, 1997

The proposal recommends that the Company obtain liability insurance.

There appears to be some basis for your view that the proposal may be omitted under rule 14a-8(c)(4) as furthering a personal grievance. The staff notes in particular that the proposal relates to a specific claim against the Company. Accordingly, the staff concurs with the Company's view that it may omit the proposal under the rule. It is unnecessary to address the alternative bases for omitted the proposal that the Company cites.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

C90828

10

'D, HADLEY & McCLOY
CUEHOA STREET
......IETH FLOOR
LOS ANGELES, CA 90017-5735
213-892-4000
FAX. 213-629-5063

KENNETH J. BARONSKY
PARTNER
DIRECT DIAL NUMBER
213-892-4333

FAX: 212-530-5219

WASHINGTON, D.C.
202-835-7500
FAX. 202-835-7586

LONDON
44-171-448-3000
FAX: 44-171-448-3029

MOSCOW
7-501-258-5015
FAX: 7-501-258-5014

TOKYO
81-3-3504-1050
FAX 81-3-3595-2790

HONG KONG
852-2971-4888
FAX. 852-2840-0792

SINGAPORE
65-534-1700
FAX: 65-534-2733

JAKARTA
CORRESPONDENT OFFICE
6221-252-1272
FAX: 6221-2[illegible]

September 8, 1997

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Station Casinos, Inc. - Omission of Shareholder Proposal under Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Station Casinos, Inc., a Nevada corporation (the "Company"), and pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 1998 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a proposal and supporting statement (collectively, the "Proposal") submitted to the Company by J. Michael Schaefer (the "Proponent") by letter dated August 2, 1996.

Pursuant to Rule 14a-8(d), the Company hereby files six (6) copies of this letter, together with six (6) copies of the Proponent's letter containing the Proposal. The Company has copied and sent this letter to the Proponent in order to notify the Proponent of the Company's intention to omit the Proposal from the Proxy Materials.

To the extent that this no-action request is based on matters of law, this letter also constitutes legal advice to the Company and should be deemed to be a supporting opinion of counsel in accordance with Rule 14a-8(d)(4) under the Exchange Act.

The Company intends to omit the Proposal from the Proxy Materials, and respectfully requests that the Division of Corporate Finance (the "Division") not recommend any enforcement action to be taken against the Company if the Proposal is so omitted, because:

(1) the Proposal deals with matters relating to the conduct of the Company's ordinary business operations and thus may be omitted pursuant to Rule 14a-8(c)(7);

(2) the Proposal relates to the redress of a personal claim or grievance against the Company and is designed to further the Proponent's personal interests, the benefits of which are not shared with the other security holders at large and thus may be omitted pursuant to Rule 14a-8(c)(4); and

(3) at the time the Proposal was submitted to the Company, the Proponent had not been a shareholder for at least one year and thus the Proponent is not eligible to submit the Proposal pursuant Rule 14a-8(a)(1).

The abovementioned reasons for omitting the Proposal from the Proxy Materials will be addressed in seriatim.

Rule 14a-8(c)(7)

Rule 14a-8(c)(7) states that a shareholder proposal may be properly omitted "[i]f the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." Rule 14a-8(c)(7). The Proponent's Proposal both by its nature and through its own admission addresses matters and policies that are clearly within management's responsibilities as they relate to the conduct of the Company's ordinary business operations.

The Proposal's resolution statement recommends to the Company's Board of Directors that the Company should adopt a "policy of maintaining reasonable liability insurance." By its express terms, the Proposal recognizes that decisions regarding

C00030

the appropriate level of insurance, if any, for the Company's properties and its guests are necessarily "policy" decisions subject to the discretion of the Board of Directors and management.

Nevada state law states that a Board of Directors has "full control over the affairs of the corporation," subject only to certain limitations that do not appear to be applicable in this instance. 7 Nevada Rev. Stat. 78.120(1). Furthermore, the phrase "affairs of the corporation" has been interpreted to include the "establishment of corporate policies and procedures." Keith P. Bishop, Nevada Law of Corporations & Business Organization, sec. 8.2, at 8-4 (1997).

The Securities and Exchange Commission (the "Commission") has previously stated that shareholder proposals which have requested a registrant to obtain certain forms or amounts of insurance coverage may be properly excluded from a proxy statement pursuant to Rule 14a-8(c)(7), as the manner and form of insurance coverage is associated with the registrant's ability to take action with respect to its ordinary business operations. See, Pennsylvania Power & Light Co. (January 26, 1982); see also, Pacific Gas and Electric Co. (February 8, 1984).

The Company believes that decisions regarding the appropriate level of insurance, if any, for its properties and its guests are clearly within management's responsibilities as they relate to the conduct of the Company's ordinary business operations and, accordingly, that the Proposal recommending the Company change its current insurance policy may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(c)(7).

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) states that a registrant may properly omit a shareholder proposal "[i]f the proposal relates to the redress of a personal claim or grievance against the registrant ... or if it is designed to ... further a personal interest, which ... is not shared with the other security holders at large." Rule 14a-8(c)(4). According to the Commission, the purpose of this rule is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (August 16, 1983).

In brief, the Proposal recommends that the Company's Board of Directors "take such action as is necessary to adopt a policy of maintaining reasonable liability insurance to protect its casino properties and its guests." The Company believes that the Proponent has submitted the Proposal to redress a personal grievance and to further personal interests not shared by the Company's other shareholders at large. The Company's belief is based upon the Proponent's previous representation of a client in connection with a suit filed against the Company to recover monetary damages resulting from an alleged theft of such client's personal property while he was a guest at one of the Company's hotels.

In light of the Company's previous experience with the Proponent, it believes that the Proposal is an attempt by the Proponent to redress a personal grievance against the Company. The Proponent, while arguably representing the interests of his client, is in no way representing the interests of the Company's shareholders at large.

Furthermore, although the proposal's resolution statement is cast in broad terms, the proposal's accompanying statement makes the Proponent's intentions fairly evident. The Proponent has merely repackaged his client's claim against the Company and desires to use the Proxy Materials and the Company's 1998 Annual Meeting of Stockholders as his forum. The Proponent's statement in support does not describe benefits to be realized by shareholders at large, but describes a series of events that are inextricably tied to the personal interests of the Proponent and his client. The Commission has stated previously that even proposals presented in broad terms in an effort to be of general interest to all share owners may nevertheless be omitted from a proxy statement when prompted by personal concerns. See, Exchange Act Release No. 34-19135 (October 14, 1982).

Accordingly, the Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(c)(4).

Rule 14a-8(a)(1)

Rule 14a-8(a)(1) states, in relevant part, that "[a]t the time the [proponent] submits the proposal, the proponent shall be a record or beneficial owner of [the] securities

C00032

entitled to be voted on the proposal ... and have held such securities for at least one year... ." Rule 14a-8(a)(1).

At the time of the Proponent's submission of the Proposal on August 2, 1997, the Proponent had not owned the Company's voting securities for at least one year. The Proponent's letter acknowledges this defect and even attempts to overcome this defect by providing in a parenthetical "THIS LETTER IS EFFECTIVE December 30, 1997, the date upon which shares will have been owned for one year."

Since the Proponent had not owned the Company's voting securities for at least one year prior to the submission of the Proposal, the Proponent is not eligible to submit the Proposal under Rule 14a-8(a)(1) and, as a result, the Company may properly exclude the Proposal from the Proxy Materials.

Conclusion

For each of the abovementioned reasons, the Company believes that the Proposal may be properly omitted from the Proxy Materials and respectfully requests that the Division recommend that no enforcement action be taken against the Company if the Proposal is so omitted.

Should you have any questions or comments in connection with the foregoing, please do not hesitate to contact the undersigned at (213) 892-4000.

Thank you for your time and consideration.

Sincerely,

Kenneth J. Baronsky

Enclosures

cc: Mr. Glenn C. Christenson
J. Michael Schaefer, Esq.

J. MICHAEL SCHAEFER*
JOSEPH E. PAGE**

SCHAEFER & ASSOCIATES
Law Offices

August 2, 1997

Frank J. Fertitta III
President
Station Casinos
2411 West Sahara Ave.
Las Vegas, NV. 89102

Re: Shareholder Proposal for 1998 Annual Meeting

(THIS LETTER IS EFFECTIVE December 30, 1997, the date upon which shares will have been owned for one year)

MICHAEL SCHAEFER, owner of 200 shares of the Corporation's common stock, whose address is: 4440 S. Maryland Parkway #208, Las Vegas, NV., offers the following proposal for shareholder action:

RESOLVED that shareholders of Station Casinos, Inc. assembled in annual meeting in person and by proxy recommend that the Board of Directors take such action as is necessary to adopt a policy of maintaining reasonable liability insurance to protect its casino properties and its guests, as opposed to current practice of self-insurance as to all claims.

STATEMENT IN SUPPORT:

Casino VIP guest Nicolas Campo, during a complimentary visit in recognition of his $5 Videopoker play, suffered theft of his family jewelry appraised at $11,000. Nevada law limits hotel liability to $750 for loss of personal property of a guest, unless value is declared in advance and arrangements for safekeeping made.

An insurance company's adjustor would have extended the $750 payment, the most allowed by Nevada law, and there would have been no further involvement. But casino, not having insurance, rejected any payment, forcing its VIP guest to go-without, or sue.

Subsequent litigation in Justice Court, District Court, and Nevada Supreme Court resulted in trial and finding of negligence on part of Palace Station, for inadequate security for protection of its guests. It cost Palace Station and Mr. Campo's attorneys each at least $5,000 in professional time. The Court awarded Mr. Campo $750, his attorney received 1/3 or $250, with result that everybody involved were substantial losers. We must act to avoid such situations.

* ADMITTED NV. & CA.
** ADMITTED AS PATENT AGENT ONLY, ALL JURISDICTIONS

4440 S. MARYLAND PKWY.
STE. 208-222
LAS VEGAS, NV. 89119

TEL. (702) 792-6710
FAX (702) 792-6721
PAGER (702) 678-9538

And the Nevada Supreme Court fined Palace Station's attorney $250 for making a frivolous motion, having no basis in fact. And upon misrepresentation to the District Court by Palace Station's attorney, Mr. Campo's attorney was fined $500 payable out of his $250 attorneys fee.

It would be beneficial to all shareholders, and to the gaming industry in general, if claims by any guest were determined to be non-fraudulent, or fraudulent. If the former, then a payment within the limits of Nevada law($750) be offered in avoidance of litigation. If the latter, the matter reported to police authorities as an extortion attempt, and to casino central records, so that the claimant may be detected promptly if claims are made elsewhere that are deemed fraudulent rather than credible. This is not being done.

For $750, our corporation could have maintained the goodwill of its VIP invited guest and his attorney, and an insurance company probably would have provided the funds. Instead we have animosity and financial injury exceeding the estimated $11,000 value of the stolen jewelry.

Station Casinos owes its gaming patrons better treatment. But appears to be too busy expanding and promoting to take care of such day to day real world problems.

Please mark your ballot FOR the proposal, or otherwise the Corporation will cast all unmarked ballets AGAINST. Mr. Campo's attorney, on behalf of all gaming patrons of Station Casinos properties, thanks you for your consideration.

M Schaefer

J.MICHAEL SCHAEFER
Shareholder

J. MICHAEL SCHAEFER*
JOSEPH E. PAGE**

COPY 000635

SCHAEFER & ASSOCIATES
Law Offices

September 10, 1997

Office of Chief Counsel
SEC Div. of Corporate Finance
450 Fifth St. NW
Washington, DC 20549

Re: Station Casinos, Inc. issuer
Proposed under Rule 14a-8, 1934 Act
Issuer's letter of September 8, 1997

As an investor in issuer Station Casinos, I am astounded that they have to utilize out-of-state counsel with offices in New York, Washington, Lond, Moscow, Tokyo, Hong King, Singapore and Jakarta, to deal with my proposal, and that the Firm retained would engage in premature services.

My proposal is submitted as of December 30, 1997, thus I see no need to respond until after-that-date there is something from Station Casinos, Inc. that warrants response. For the Firm to beg that it be excluded because I have not held stock for one year is premature, because the one-year anniversary is the day I submit the proposal, 12/30/97. I was just giving my corporation a preview.

Station Casinos omits the proposal at peril of having to republish its proxy statements and renotice its annual shareholders meeting. See SEC v. Transamerica, Inc.

Addressing the Firm's premature concerns:

(1)It certainly is policy as to whether a company opts to self-insure(thus exposing shareholders investment to the vagaries of litigation) or to carry liability insurance Once the policy decision is made to insure, they the competitive quest for coverage, its cost, its limits, that is administration. Or if the policy decision is to self-insure, whether all claims are stonewalled(as is present case), or settlements sought within statutory limits($750.00 in Nevada for theft from a lodging facility), could be administrative. My proposal reaches the "threshhold" issue of---what road do we take.

*ADMITTED NV. & CA.
**ADMITTED AS PATENT AGENT ONLY, ALL JURISDICTIONS

4440 S. MARYLAND PKWY.
STE. 208-222
LAS VEGAS, NV. 89119

TEL. (702) 792-6710
FAX (702) 792-6721
PAGER (702) 678-9538

(2)There is no personal grievance. My client Nicola Campo, a $5 videopoker player and comp. guest, was shabbily treated, the Court found he had $11,400 in jewelry stolen from him while a Guest, and he was awarded the full $750.00 allowed by statute, but only after his attorney spent at least $1,000.00 on sanctions, filing fees, document fees, appellate fees, all of which would have been avoided if the Corporation had other interests than feathering its executive nests with bloated salaries(20% higher for the President than Circus Circus CEO, who has 300% the responsibility) and excessive options(the President already owns 13%, but demanded another 1,000,000 shares on option).

The personal grievance is past. It is not a congenital perpetrual matter. . Oh, Mr. Campo and its counsel may talk for years about the royal screwing given them by Station management. But that's unrelated to the proposal. Except that if the proposal had been in place, Station Casinos would have paid $750.00 to its client, the attorney would have made $150 to $250, and there would have been no $10,000+ attorney fees churned by Pyatt & Eglet, their outside counsel, who never once explored settlement.

The benefits most surely are shared with other security holders. I suspect that most of the non-control ownership would be appalled at Station Casinos spending over $10,000 to fight, and lose, a case that was worth $750.00 because of Nevada Innkeeper's law. If Station Casinos does not wake-up to this area of management, we can have many more such disasters clouding our competitive future. There is no pending or prospective personal grievance, and the Los Angeles-based counsel, of the New York firm, frankly doesn't understand the situation.

(3). Proponent admits he is ineligible. Today. But wait until 12/30/97, the effective date of the proposal.

Station Casinos is operating in several jurisdictions. To interpret its extremely all-encompassing grant of control of both policy and administration to the all-knowing Board is inconsistent with Equal Protection provisions of the U.S. Constitution, and Station shareholders in all jurisdictions must be able to address policy regardless of the label the outside counsel may paint on it.

Proponent suggests you reject the response of Issuer, as premature, and invite Issuer to contact the Commission after the effective date of the proposal.

J.Michael Schaefer

cc: Kenneth J. Baronsky, of Milbank, Tweed

J.MICHAEL SCHAEFER
Proposing shareholder

EXXON MOBIL CORP (XOM)

5959 LAS COLINAS BLVD
IRVING, TX 75039-2298
972.444.1000
http://www.exxonmobil.com/

NO ACT

Filed on 03/05/2001

Y/C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2001

William R. Buck
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Act 1934
Section 14A-8
Rule
Public Availability 3-5-2001

Re: Exxon Mobil Corporation
Incoming letter dated January 8, 2001

Dear Mr. Buck:

This is in response to your letter dated January 8, 2001 concerning the shareholder proposal submitted to ExxonMobil by Robert L. Raborn. We also have received a letter from the proponent dated January 17, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert L. Raborn
10954 Joor Road, Suite "B"
Baton Rouge, Louisiana 70818

March 5, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 8, 2001

The proposal relates to establishing a committee to investigate and review sexual activities, and to take remedial action, including removal of employees involved in sexual activities on company property or while away from their regular place of employment for company purposes.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(4) because it appears to relate to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

This response shall also apply to any future submissions to ExxonMobil of the same or similar proposal by the same proponent. Accordingly, we will deem ExxonMobil's statement under rule 14a-8(j) to satisfy ExxonMobil's future obligations under rule 14a-8(j) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Michael D.V. Coco
Attorney-Adviser

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1467 Telephone
972 444 1435 Facsimile

William R. Buck
Counsel

ExxonMobil

January 8, 2001

VIA NETWORK COURIER
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

RE: **Securities Exchange Act of 1934 Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal Regarding Sexual Activities of Employees

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from Mr. Robert L. Raborn for inclusion in the Company's proxy material for its 2001 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy statement on the grounds set forth in this letter. We respectfully request the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

Mr. Raborn's proposal (attached in its entirety as Exhibit 1) provides:

> "... that the Board of Directors be required to appoint without delay a committee composed of persons who are not now nor have ever been a director, officer, or outside confidant of EXXON corporation, MOBIL corporation, or EXXONMOBIL CORPORATION, nor of any of its affiliates or subsidiaries, and that committee be directed to fully commence an investigation, immediately and without delay, of any and all prior or currently ongoing, acts or patterns of alleged sexual

> activity which occurred, or might have occurred within the EXXONMOBIL corporation, either in its pre-merger corporation, or any of its affiliates or wholly owned or majority controlled affiliates or subsidiaries, and issue a final report of its findings and recommendations, including any recommended actions, including the removal of any director, officer, or employee responsible for the occurrence of the prohibited activity, or the condoning, failure to investigate, failing to impose appropriate sanctions and penalties and/or rewarding and/or promoting any person/persons resulting from their participation in any prohibited sexual or immoral activity or other prohibited activity in connection with their employment or association with the EXXONMOBIL corporation, its pre-merger affiliates (EXXON and MOBIL), and/or any subsidiary or affiliates.
>
> ...that the shareholders recommend that the Board of Directors establish an oversight committee either within the board, or under their supervision and control, to review any and all alleged sexual activities reported within the corporation, to take remedial action including the immediate removal of any employees involved in sexual activities either on company property, or who have used in any form or fashion company property or facilities in the furtherance of sexual activities, or who have engaged in illicit sexual activities while away from their regular place of employment for company purposes."

Brief Background

This proposal is substantially similar to a proposal submitted by Mr. Raborn for inclusion in ExxonMobil's 2000 Proxy Statement. That proposal was excluded after receiving a No-Action letter from the Staff based upon Rule 14a-8(i)(4) (relating to redress of a personal claim or grievance). Exxon Mobil Corporation (March 23, 2000). As more fully discussed below, essentially the same proposal was excluded from the Company's 1999 Proxy as well. Exxon Corporation (December 21, 1998). In each case, Mr. Raborn's call for action by the Board stems from a dispute between Mr. Raborn and a female employee of ExxonMobil (the "Employee").

According to his letter which accompanied this year's proposal (Exhibit 2) -- an almost exact duplicate of the attachment to his resolution last year -- Mr. Raborn has filed suit against the Employee in the 19th Judicial District Court, East Baton Rouge Parish, Louisiana, as well as in the City Court of Baton Rouge, Louisiana. (See page 2 of Exhibit 2; see also Exhibit 3 for an incomplete copy of the lawsuit provided to the Company by Mr. Raborn.) As far as we can discern, the lawsuit filed in the 19th Judicial District Court relates to (i) recovery of legal fees allegedly owed by Employee to Mr. Raborn in connection with services he rendered as her attorney in several lawsuits filed by Employee and (ii) recovery of a car, jewelry, other items and cash that he allegedly gave to Employee while the two were cohabitating. Mr. Raborn also describes in detail within the petition various alleged sexual encounters involving Employee. Apparently, the dispute between Mr. Raborn and Employee arose after the two ended their personal relationship.

Mr. Raborn has sent extensive documentation to various employees of ExxonMobil over the past several years relating to the alleged sexual activities of the Employee[1]. He has also called various in-house lawyers, security personnel and employees in the Office of the Secretary seeking redress of his claims and attempting to have Employee's job terminated. Mr. Raborn apparently submitted his shareholder proposal, at least in part, because Employee is still in a "responsible position of employment" with ExxonMobil. (See second paragraph of Exhibit 2.)

Summary of Reasons for Omission

Proposal Relates to Personal Grievance (Rule 14a-8(i)(4))

This proposal is merely a further attempt by Mr. Raborn to advance his personal interest in attacking the reputation of Employee and having her employment terminated. Mr. Raborn has a long history of airing his grievance to multiple employees of the Company. This proposal directly relates to his personal grievance and is designed to further a personal interest not shared by shareholders at large.

Proposal Relates to Ordinary Business Matters (Rule 14a-8(i)(7))

Mr. Raborn's proposal relates to the oversight of the workforce (specifically, setting up rules to govern reports of sexual misconduct and to provide for the discipline of employees who have engaged in such conduct). Such issues relate to ordinary business matters and have routinely been excludable from proxy materials.

Proposal is Not a Proper Subject for Action by Shareholders (Rule 14a-8(i)(1))

The proposal mandating the creation of an investigatory committee relates to matters of business policy solely in the purview of the officers and directors under New Jersey law.

---

[1] As indicated in the letter to Exxon's Chairman accompanying the proposal (see Exhibit 2), Mr. Raborn enclosed numerous documents along with his proposal, including diary entries and handwritten notes allegedly made by Employee as well as an incomplete copy of the petition relating to one of the lawsuits filed by Mr. Raborn against the employee. It is not clear why Mr. Raborn did not submit a complete copy of the petition either last year or this year.

Reasons for Omission

Proposal Relates to Personal Grievance of the Shareholder (14a-8(i)(4))

Rule 14a-8(i)(4) provides that a proposal may be omitted if it,

> "... relates to the redress of a personal claim or grievance against the company *or any other person*, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." (emphasis added)

The purpose of the rule, according to the SEC, is to prevent security holders from abusing the shareholder proposal process in order to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. See Release No. 34-20091 (August 16, 1983).

As mentioned in the "Brief Background" section above, the proponent has been waging a campaign to alert Company personnel of Employee's alleged sexual activities. Mr. Raborn has had numerous telephone conversations with, and mailed tens -- if not hundreds -- of documents to Company personnel relating to Employee since 1997. All of such documents and conversations relate to Mr. Raborn's attempt to make the Company aware of Employee's alleged immoral conduct and to have her employment terminated. This campaign has continued even though the Company undertook and completed a thorough investigation of the allegations after hearing of them.

In addition to his proposal (which, in its original form, was three pages and over 1200 words long), Mr. Raborn submitted more than a dozen other documents as specified on pages 2 and 3 of Exhibit 2. Such documents include one of the lawsuits he filed, which details multiple alleged incidents of sexual activity by Employee -- see paragraphs 56-60 of his petition, attached as Exhibit 3. (Note that Mr. Raborn had initially named the Company as a party to one of the suits (relating to recovery of health insurance benefits for Employee stemming from injuries which were the subject of a case in which Mr. Raborn represented Employee), though the case was dismissed against the Company.) The documents also include alleged diary entries of Employee and a letter to the Company's Vice President - Investor Relations and Secretary urging the Company to take "the necessary corrective action" with respect to Employee.

Just as was the case with his proposal submitted for inclusion in last year's proxy, we believe Mr. Raborn is attempting to use the Company's proxy statement as an additional means of redressing his personal grievance against Employee. Mr. Raborn has attempted to draft parts of his proposal in a manner that superficially appear to relate to matters of general interest. However, when his submission is viewed in its totality, it is clear that it is just one more attempt to continue his long campaign of publicizing Employee's alleged behavior and attempting to have her employment terminated. His proposal plainly relates to the same issue as last year's proposal (which was justifiably excluded) and which he has been discussing with the Company for years.

The text of his proposal, all the ancillary documents submitted by Mr. Raborn, and the long history of correspondence and communication between the Company and Mr. Raborn concerning his personal grievance against Employee make it clear that he is trying to further his personal agenda of having Employee's employment terminated.

The Staff has indicated that the shareholder proposal process may not be used as a tactic to redress a personal grievance, *even if* a proposal is drafted in such a manner that it could be read to relate to a matter of general interest. See Release No. 19135 (Oct. 14, 1982) (stating that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now (i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest").

See also the following No-Action letters where the Staff took a no action position regarding omission of the proposal based on the "personal grievance" rationale:

- Unocal Corporation (March 30, 2000) (proposal requiring company take specified actions regarding underground tanks and dismissing employees and legal counsel under specified circumstances, where proponent had been an unsuccessful litigant against company);

- Phillips Petroleum Company (March 8, 2000) (proposal modifying executive compensation to be more performance accountable, where proponent was a former employee whom had been discharged by the company);

- Johnson & Johnson (January 7, 2000) (proposal requiring adoption of a policy of compensating inventors of any product manufactured, distributed or sold by the issuer, where proponent was an individual who had a dispute with the Company over compensation for alleged development of a product);

- The Southern Company (December 10, 1999) (proposal requiring that the Company form a shareholder committee for the purpose of investigating complaints against the company's management, where the proponent was a disgruntled former employee);

- Phillips Petroleum Company (March 4, 1999) (proposal relating to amending Phillips' bylaws to require shareholder approval prior to the "alienation" of assets exceeding a certain amount, where proponent was an ex-employee who had conducted an "extensive, ongoing correspondence campaign directed toward numerous Company executives");

- US West, Inc. (December 2, 1998) (proposal resolving that management be advised of shareholder dissatisfaction with their actions relating to a cash payment in lieu of issuing fractional shares in connection with a "split-off", where proponent apparently was upset at paying a tax preparer $ 200 to research the capital gain associated with his receipt of a cash payment for a fractional share);
- CBS Corporation (March 4, 1998) (proposal mandating that the Company amend its policy regarding unvested stock options, where proponent was a former employee who disagreed with the stock option vesting rules);
- Station Casinos, Inc. (October 15, 1997) (proposal recommending that the company obtain liability insurance, where proponent previously represented a client in connection with a suit filed against the company); and
- International Business Machines (January 13, 1995) (proposal requesting establishment of an arbitration mechanism, where proponent had engaged in a lengthy campaign of complaints to the company concerning software he had purchased).

In each of these cases, the proponent tried to couch the proposal in terms that appeared to be of general interest to security holders, but which were, in fact, designed to provide a forum for a personal grievance. The Company believes that Mr. Raborn's proposal clearly relates to the redress of a personal claim or grievance against an employee of the Company and is designed to result in a benefit to Mr. Raborn not shared by shareholders at large. There can be little doubt that his submission of the shareholder proposal was motivated by his dispute with Employee. All of his supporting documents, correspondence and discussions with the Company have involved the same issue he raises in his proposal: alleged sexual conduct. Taking into account the facts of this situation and precedent set by prior no action letters, we believe the proposal may be omitted pursuant to Rule 14a-8(i)(4).

Future Relief Under Rule 14a-8(i)(4):

If the Staff advises that it will not recommend any enforcement action if the Company omits the Proposal as a personal claim or grievance, we request that the Staff permit the Company to apply such advice to any similar stockholder proposal by Mr. Raborn in future years.

This is the third time Mr. Raborn has sought to have a similar proposal included in the Company's Proxy Statement. The first proposal -- submitted in connection with the 1999 Proxy Statement -- was excluded on procedural grounds. Exxon Corporation (December 21, 1998). The second was excluded as a personal grievance as discussed above. Exxon Mobil Corporation (March 23, 2000).

The Staff has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. SEC Release No. 34-19135 (October 14, 1982). Each submission unnecessarily diverts the resources of the Company as well as of the Staff to review essentially the same materials without a change in the result. In similar cases where the same proponent has kept submitting a personal grievance as a stockholder proposal, the Staff has permitted its no-action advice to apply to future submissions of the same or similar proposals by the same proponent, deeming a company's no-action request as satisfying its future obligations under Rule 14a-8. The most recent case appears to be Unocal Corporation (March 30, 2000) referenced above, where the Staff agreed that any future submissions of the same or similar proposal by the same proponent could be excluded under 14a-8(j).[2] In each such case, the Staff stated that its response would also apply to any future submissions to the company of the same or similar proposals by the same proponent, and that the company's no-action request would be deemed to satisfy its future obligations under Rule 14a-8 with respect to such proposals.

The Company requests that the Staff permit its response to this no-action request to also apply to any future submissions of the same or similar proposals by Raborn, and that this no-action request be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to any such proposals.

Proposal Relates to Ordinary Business Matters (14a-8(i)(7))

Among other demands, Mr. Raborn's proposal requests the establishment of an oversight committee to "review" claims of alleged sexual activities, and to "take remedial action" against employees that use the Company's facilities for sexual activities or engage in illicit sexual activities while away from their regular place of employment for company purposes. Such oversight of the workforce is clearly a matter of ordinary business, properly left to management. Thus, the Company believes that this proposal is excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a proposal may be excluded from a Company's proxy materials where it involves "...a matter relating to the Company's ordinary

[2] See also United Technologies Corp. (Dec. 6, 1996), the same proponent twice submitted the same proposal related to a personal claim or grievance that had been the subject of previous litigation; IBM (Nov. 22, 1995), the same ex-employee twice submitted a similar proposal relating to a personal claim or grievance that had been the subject of previous litigation; Cabot Corp. (Nov. 4, 1994), the same proponent submitted stockholder proposals eight times relating to the same personal claim or grievance; Texaco, Inc. (Feb. 15, 1994), the same proponent submitted stockholder proposals twice relating to a personal claim or grievance that had a long history of confrontation and litigation with the company; and in International Business Machines Corp. (Dec. 29, 1994), the same proponent had submitted stockholder proposals 11 times relating to the same personal grievance.

business operations." The Commission has stated that one of the policies underlying this exclusion rests on the following consideration:

> "The first [consideration] relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the *management of the workforce,* such as the hiring, promotion, and *termination* of employees..." Release No. 34-40018 (May 21, 1998) (emphasis added).

While the Commission says in the same release that an exception to this principle is made where significant social policy issues are implicated, Mr. Raborn's proposal does not raise such issues.

The Staff has repeatedly taken a no-action position in connection with shareholder proposals addressing matters related to management of the workforce. For example, the Staff concurred with Intel Corporation's omission of a proposal that recommended that the board implement an "employee bill of rights" on the grounds that the proposal related to Intel's ordinary business operations (i.e., management of the workforce). Intel Corporation (March 18, 1999). In American Brands, Inc. (December 21, 1992), the Staff concurred with the company that it could exclude a proposal that requested a report on the company's policies relating to its work environment and employees and smoking. The Staff agreed with the company that such proposal related to the conduct of the company's ordinary business operations (i.e., management of the place of business).

Mr. Raborn's proposal relates directly to oversight of employee behavior and decisions to dismiss employees. These matters are fundamental to management's ability to run a company on a day-to-day basis and should not be subject to shareholder oversight. For this reason, we believe that this proposal may be omitted pursuant to Rule 14a-8(i)(7).

Proposal is Not a Proper Subject for Action by Shareholders (Rule 14a-8(i)(1))

Rule 14a-8(i)1 permits the exclusion of a shareholder proposal in proxy materials, "...if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The New Jersey Business Corporation Act (NJBCA) provides that, "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." N.J.S.A. § 14A:6-1(1). There is no provision in the Company's Certificate of Incorporation or By-Laws that limits or affects the authority of the Board to manage the business. In this case, the proposal mandating the Board appoint a committee of outsiders for specific purposes involves a matter of business policy within the purview of the Company's Board of Directors and is not a subject for action by shareholders.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the proposal may be excluded from ExxonMobil's 2001 proxy materials.

If you have any questions or require additional information, please contact the undersigned directly at 972-444-1467. In my absence, please contact Lisa K. Bork at 972-444-1473. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional sopies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Raborn.

Very truly yours,

Enclosures
cc: R. L. Raborn

PROPOSED RESOLUTION

WHEREAS the shareholders have a right to know if there have been any actions or findings that the ExxonMobil Corporation, and/or any of its officers, directors, agents, or employees or owned affiliates and subsidiaries have violated any state or federal law, administrative rulings, or provisions of the corporate charter or its bylaws by allowing, condoning, failing to investigate, failing to impose penalties and sanctions, and even promoting or rewarding, any prohibited sexual or immoral conduct and activities by any person or other entity related to, or in connection with, their employment, or association with, the ExxonMobil Corporation;

FURTHER that the Board of Directors should be required to establish an oversight committee to insure that employees do not use EXXON's assets and facilities for sexual or other immoral or prohibited activities; further, to insure that a procedure is established to allow any person, employee or non-employee, to confidentially report any such prohibited activity; and to insure that any employee who engages in such sexual conduct and related activities in violation of the rules shall be immediately sanctioned;

THEREFORE, BE IT RESOLVED, that the Board of Directors be required to appoint without delay a committee composed of persons who are not now nor have ever been a director, officer, or outside confidant of EXXON corporation, MOBIL corporation, or EXXONMOBIL CORPORATION, nor of any of its affiliates or subsidiaries, and that committee be directed to fully commence an investigation, immediately and without delay, of any and all prior or currently ongoing, acts or patterns of alleged sexual activity which occurred, or might have occurred within the EXXONMOBIL corporation, either in its pre-merger corporations, or any of its affiliates or wholly owned or majority controlled affiliates or subsidiaries, and issue a final report of its findings and recommendations, including any recommended actions, including the removal of any director, officer, or employee responsible for the occurrence of the prohibited activity, or the condoning, failure to investigate, failing to impose appropriate sanctions and penalties and/or rewarding and/or promoting any person/persons resulting from their participation in any prohibited sexual or immoral activity or other prohibited activity in connection with their employment or association with the EXXONMOBIL corporation, its pre-merger affiliates (EXXON and MOBIL), and/or any subsidiary or affiliates.

BE IT FURTHER RESOLVED, that the shareholders recommend that the Board of Directors establish an oversight committee either within the board, or under their supervision and control, to review any and all alleged sexual activities reported within the corporation, to take remedial action including the immediate removal of any employees involved in sexual activities either on company property, or who have used in any form or fashion company property or facilities in the furtherance of sexual activities, or who have engaged in illicit sexual activities while away from their regular place of employment for company purposes.

Submitted by:

Robert L. Raborn, shareholder
10954 Joor Road, Suite "B"
Baton Rouge, LA 70818
Telephone: 225/261-6577
Fax: 225/261-6577

ROBERT L. RABORN
Attorney at Law & Notary Public
10954 Joor Road, Suite "B"
Baton Rouge, Louisiana 70818

(504) 261-6577 phone
(504) 261-6577 fax

December 13, 2000

Mr. Lee R. Raymond, Chairman
EXXON CORPORATION
5959 Las Calinas Blvd
Irving, TX 75039-2298

Subject: Proposed Shareholder Resolution--2001 Annual Meeting

Dear Mr. Raymond:

In addition to the resolution, I am enclosing supporting materials which outline actions of Miss Brenda Joyce Willis, an employee of the EXXON Baton Rouge Chemical Plant, and which I feel bear heavily upon the reasons why the resolution should be presented to the shareholders for approval.

In my opinion, Exxon management has failed completely in representing the stockholders best interests in this matter. I have in the past notified and sent documentation of the sexual activities of Brenda Willis, and the relationship between Miss Willis and Charles A. "Chuck" Kaiser, to Bill Rainey, manager of the Baton Rouge Chemical Plant, Jimmy Sturdevant, corporate security, and Ron Jarvis. To my knowledge, nothing has been done, and both Miss Willis and C.A. Kaiser are still in responsible positions of employment with the Baton Rouge Chemical Plant. How can management continue to place their trust in employees who have violated the trust that EXXON has placed in them to conduct the business of the corporation? Miss Willis' actions have involved others outside of EXXON. Please note that she has also judicially admitted to having sex with Mr. Malcom Stein, former president and chairman of the board at Piccadilly Cafeterias (see attachments #5-#6). Miss Willis made extensive use of EXXON plant telephone, credit cards, and delivery of airline tickets in relation to her involvement with Mr. Stein. Both Mr. Kaiser and Mr. Stein were (and I presume still are) married men.

I urge you, as chairman, to look into the matter and take whatever actions are mandated to protect the shareholders interest in this matter.

I am enclosing the following:

1) Proposed shareholder resolution;

C:\WP51\DATA\EXXON.STK\RAYMOND.LT9

2) Petition filed in 19th Judicial District Court, East Baton Rouge Parish, Louisiana, against Brenda Joyce Willis, an employee of EXXON's Baton Rouge Chemical Plant; (a similar petition, but covering different debts owed by Miss Willis has been filed in the City Court of Baton Rouge, Louisiana)

(Note: The 19th JDC suit is still pending, but EXXON has been dismissed from that suit. Plaintiff inadvertently named EXXON rather than First Health Corporation , as the Plan administrator);

3) Letter to Mr. Peter Townsend/Mr. Ron Jarvis, Exxon corporate headquarters, dated April 29, 1998.

4) Two (2) pages of various diary entrees by Brenda Willis describing her traveling to Dallas and Houston, Texas to meet Malcom Stein and spend nights with him. Airplane tickets for the flight were ordered from the Baton Rouge Chemical Plant, delivered to Miss Willis at her office in the Baton Rouge Chemical Plant, and paid for via a credit card issued to her by the Baton Rouge Chemical Plant.

5) May 10, 1994, diary entry by Brenda Willis showing that C.A. Kaiser, EXXON Department Head, visited her at her house in the middle of the workday--a Tuesday. Brenda Willis said that they had intercourse on that occasion.

6) Marked up map in the handwriting of Brenda Willis showing the location of the Omni Royale Hotel in New Orleans, and with hand written directions how to get there. Brenda Willis said that she spent the night of September 20, 1993, in the Omni Hotel with C.A. Kaiser, Exxon Employee (Department Head). C.A. Kaiser was allegedly in New Orleans on EXXON company business.

7) Diary entrees of May 8-13, 1990, by Brenda Willis describing an official EXXON business trip made by Brenda Willis (Chem Plant rail coordinator) to the Union Tank Car facility at Harvey, Illinois. She stated that she had sexual intercourse on three successive nights with three different people--while on EXXON business.

8) Handwritten note by Brenda Willis stating that while she was moving her furniture from one apartment to another, she was provided with a *"sheriff escort (paid for by EXXON)"*. C.A. Kaiser was head of plant security at the Baton Rouge Chemical Plant at that time.

9) Formal request to Brenda Willis that she admit she had sexual intercourse with C.A. "Chuck" Kaiser, department head at the EXXON Baton Rouge Chemical Plant.

C:\WP51\DATA\EXXON.STK\RAYMOND.LT9

10) Formal admission by Brenda Willis' that she did in fact have sexual relations with C.A. "Chuck" Kaiser.

11) Formal request to Brenda Willis that she admit she had sexual intercourse with Malcom Stein, former president and chairman of the board of directors of Piccadilly Cafeterias, Inc.

12) Formal admission by Brenda Willis that she had sexual intercourse with Malcom Stein since 1982, and apparently so many times that she could not remember the separate occasions. The relations occurred over a period of many years, and in Louisiana, Texas, Alabama, and other states with essentially all personal contact, travel arrangements, and ticket purchases and delivery being made to or from Miss Willis' office at the EXXON Baton Rouge Chemical plant, and paid for with an EXXON issued credit card.

Please advise me of your response to this proposed shareholder resolution.

Sincerely,

Robert L. Raborn
EXXON Shareholder

Encl: see above

Public

C:\WP51\DATA\EXXON.STK\RAYMOND.LT9

PETITION FILED AGAINST BRENDA WILLIS AND EXXON

ROBERT L. RABORN	NUMBER 441,090 DIV "D"
VERSUS	19TH JUDICIAL DISTRICT COURT
BRENDA JOYCE WILLIS, RENE ANDRE LOUVIERE, SR., WAMPOLD & COMPANY, INC. (dba Afton Oaks Apartments), and EXXON CORPORATION	PARISH OF EAST BATON ROUGE STATE OF LOUISIANA

PETITION

FOR DAMAGES, BREACH OF CONTRACT, OPEN ACCOUNT, RETURN OF PROPERTY, PENALTIES, INTEREST, AND ATTORNEY FEES

THE PETITION of Robert L. Raborn, a resident of and domiciled in the Parish of East Baton Rouge, Louisiana, who is a duly licensed and practicing attorney at law with his principal office in the Parish of East Baton Rouge, Louisiana, respectfully represents:

1.

EXXON CORPORATION (hereinafter "EXXON"), made defendant herein (as a necessary party to come forth and prove up its lien or subrogated claims for health care provided to defendant Brenda Joyce Willis), is a foreign corporation with principal offices within the State of Louisiana located in the Parish of East Baton Rouge, Louisiana, who at all times pertinent to the times and places relevant herein was the employer of defendant Brenda Joyce Willis through its subsidiary **EXXON CHEMICAL COMPANY** and is a self-insurer of its employee benefits program for medical, hospital, and dental insurance expenses, with **First Health Corporation** as its current administrator for said program.

EXHIBIT 2

2.

BRENDA JOYCE WILLIS, made a defendant herein, is a resident of and domiciled in the Parish of East Baton Rouge, Louisiana, whose address is 2523

Berrybrook Drive, Baton Rouge, Louisiana 70816, where on information and belief she lives in open concubinage with defendant Rene Andre Louviere, Sr.

3.

RENE ANDRE LOUVIERE, SR. is a resident of and domiciled in the Parish of East Baton Rouge, Louisiana, and lives in open concubinage with defendant Brenda Joyce Willis at 2523 Berrybrook Drive, Baton Rouge, Louisiana 70816.

4.

WAMPOLD & COMPANY, INC. (dba *"Afton Oaks Apartments"*) is a Louisiana corporation with principal offices located in the Parish of East Baton Rouge, Louisiana, with Milford Wampold, III, 140 Sunset Blvd, Baton Rouge, Louisiana 70808, as its designated agent for service of process.

II. CLAIM FOR ATTORNEY FEES

A. Brenda Willis v. Delchamps (69,466-Div E, 21st JDC)

7.

Defendant Brenda Joyce Willis, an employee of EXXON CHEMICAL COMPANY and covered by the EXXON Benefits Plan at all times relevant to the matters herein, suffered a fall with resultant bodily injuries on August 26, 1992, in Delchamps Food Store #91 located on Range Avenue, Denham Springs, Louisiana 70726. She retained plaintiff, Robert L. Raborn, to represent her in her claims against Delchamps and others, and said Robert L. Raborn filed suit timely entitled "Brenda J. Willis v. Delchamps, Inc. et al" , docket number 69,466, Division "E", in the 21st Judicial District Court for the Parish of Livingston, Louisiana, on the 25th day of August, 1993. A copy of the original petition is annexed hereto as EXHIBIT #1.

8.

In due course the matter was settled on the 11th day of June, 1996, in favor of Brenda J. Willis for the full sum of $126,000.00 which covered in full all her medical, dental, and hospitalization expenses, as well as any and all other charges, expenses, and general damages associated with her fall in the Delchamps store on August 26, 1992. A copy of the final settlement *"Receipt and Release Agreement"* executed by Brenda Joyce Willis is annexed hereto as EXHIBIT #2. The Judgment of Dismissal of Brenda Willis suit against Delchamps was signed by the court on the 11th day of June, 1996.

9.

From the date of her injuries on August 26, 1992 until the date of her settlement with Delchamps, Inc. on the 11th day of June, 1996, Brenda Joyce Willis incurred medical, dental, hospitalization and other health care benefits including but perhaps not limited to those health care providers listed on the attached **EXHIBIT #3** which total a minimum of $43,398.83.

10.

On information and belief EXXON CORPORATION as insurer of its employee, Brenda Joyce Willis, through its former health plan administrator *John Hancock*, or its present administrator *First Health Corporation*, paid a substantial portion of the above $43,398.83. On information and belief, EXXON was subrogated, or in the alternative has a right to reimbursement, from funds paid to Brenda Joyce Willis, an amount equal to the payments made by them for her medical and health care.

11.

First Health Corporation has previously made demand upon defendant Brenda Willis to reimburse EXXON under their health care benefits plan, but First Health Corporation has advised plaintiff that Brenda Joyce Willis has failed and refused to reimburse EXXON through its plan administrator, First Health Corporation. Defendant Brenda Willis has told plaintiff on several occasions that she will not repay any funds to First Health Corporation because her former supervisor Charles A. "Chuck" Kaiser, EXXON Chemical Company, told her she did not have to, and that EXXON would never terminate her if she refused to repay those sums demanded by First Health Corporation.

12.

Plaintiff shows that a complete resolution of the claims to monies received by defendant Brenda Joyce Willis from her lawsuit against Delchamps requires EXXON (a "necessary" party) to come forward and prove up their claims against defendant Brenda Joyce Willis for reimbursement or subrogation under their employee health care benefits plan.

13.

Defendant Brenda Joyce Willis agreed to pay plaintiff a one-third (1/3), or 33⅓% contingency fee on the gross recovery, plus reimburse plaintiff's expenses. As the matter progressed, plaintiff obtained the permission of defendant Brenda Joyce Willis to associate additional counsel, but to keep the total contingency fee fixed at 33 1/3%. In due course, plaintiff associated the McKernan Law Firm and secured an agreement between counsel that the total contingency fee was to remain at 33⅓%, which was to be evenly divided between plaintiff and the McKernan Law Firm (see <u>EXHIBIT #4</u>). Defendant Brenda Willis agreed to this arrangement.

14.

When funds were received, defendant paid the McKernan Law Firm its 1/6th contingency fee ($21,000) plus their expenses of $4,047.56, or a total of $25,047.56. After deduction of the McKernan Law Firm fees, defendant Brenda Joyce Willis was issued a check by that firm for a total of **$100,952.44**. The McKernan Law firm has no further claims to any of the funds recovered by Brenda Joyce Willis.

15.

Defendant Brenda Joyce Willis has failed and refused to pay plaintiff his contingency fee ($21,000), and to reimburse him for his expenses ($600.60), or a total of **$21,600.60** for handling the case, in spite of amicable demand because she maintains that plaintiff donated those funds to her.

16.

Plaintiff mailed defendant Brenda Willis a demand letter on the 20th day of August, 1996, by certified mail #Z-109-107-145, return receipt requested, to the mailing address given to the postal service (see <u>Exhibit #5</u>) by Brenda Willis, namely 29454 Joyce Street, Walker, Louisiana 70785 requesting that she pay his attorney fee and expenses in full within 15 days (see <u>EXHIBIT # 6</u>).

17.

More than 15 days have passed since defendant Brenda Willis received said letter on the 21st day of August, 1996 (see EXHIBIT #7), and she has failed and refused to pay said bill, and plaintiff is entitled to a judgment for the amount of his fees and expenses, plus attorney fees in an amount to be fixed by the court for having to bring this action, plus full costs of this proceeding, all at the legal rate of interest on all sums due since August 21, 1996. Plaintiff suggests that an additional attorney fee of **$5,000.00 (23%)** for having to bring this action would be fair and reasonable to both parties.

18.

The continued retention and possession by defendant Brenda Joyce Willis of the funds due petitioner since August 21, 1996 (the day she received plaintiff's demand letter) constitutes the tort of "*conversion*" under Louisiana law, and petitioner is entitled to damages and attorney fees for the continued possession and unlawful conversion of the funds owed plaintiff after amicable demand to return same to petitioner.

B. Attorney fees from EXXON

19.

Plaintiff believes that he is also entitled to an attorney fee for his efforts in recovering funds to be recovered by EXXON, and moves the court to fix that amount of attorney fees to be awarded to plaintiff out of the EXXON recovery. EXXON through its previous benefits plan administrator, John Hancock, has in the past agreed to, and actually paid, a 1/3 contingency fee to plaintiff for collecting its reimbursable benefits paid in other tort cases where EXXON benefit funds were collected.

openly fraternized with each other in the swimming pool at the complex in front of petitioner, friends, and the office staff of Afton Oaks Apartments all for the avowed purpose of causing Petitioner great embarrassment, and mental anguish;

56.

Defendant Brenda Joyce Willis' sexual relations with *"boyfriend"* is but a continuation of a long history of sexual activity with other men since she and Petitioner have been living together, each and every tryst by defendant Brenda Joyce Willis being followed by a long and tearful crying for Petitioner to forgive her, and an avid promise by her that it would not happen again.

57.

Brenda Joyce Willis has told Petitioner on numerous occasions that she has had sexual intercourse with many men, both of the white race and the black race, during the time that Petitioner and defendant Brenda Joyce Willis have been living together, including the following black men, and white men:

58.

Defendant Brenda Joyce Willis told petitioner that she has had sexual intercourse with at least the following **black males**:

1)	**Francis**	A black Nigerian student attending college at Southern University in Baton Rouge. Defendant Brenda Willis had sexual intercourse on many occasions with Francis, and the two of them even talked of marriage.
2)	**Marvin**	A black man in a Pensacola Florida beach house motel;
3)	**Robert**	A black man in a Budgetel motel room in Detroit, Michigan;
4)	**Kirby**	A black man in the Sheraton motel in Los Angeles, California;
5)	**Hakeem**	A black Nigerian student attending Southern University;
6)	**John**	A black attorney in the Holiday Inn, Fort Meyers, Florida;
7)	**George**	A black man in the Holliday Inn, Gulfport, Mississippi;

8) **Dewayne** A black man in an apartment in Baton Rouge, Louisiana, in July, 1996 (after she first met, and while she was spending nights with *"boyfriend"*-defendant Rene Andre Louviere, Sr.).

9) **Jeffrey** A black soldier in San Antonio, Texas, at the Hampton Inn, whom she met at a "Gentlemen's Club" and invited to her motel room.

Defendant Brenda Joyce Willis has also told petitioner that many times she has had sexual intercourse with other black males while on trips away from Baton Rouge while on business trips for her employer, EXXON Chemical Plant.

59.

Defendant Brenda Joyce Willis has told petitioner, or petitioner otherwise has personal knowledge, that defendant Brenda Joyce Willis has had sexual intercourse with at least the following **white males**:

1) **George** A white man in Baton Rouge, Louisiana;

2) **Malcom Stein** Defendant Brenda Joyce Willis has on many occasions told petitioner that she has had sexual intercourse with a former high executive with Piccadilly Cafeterias, a large cafeteria chain headquartered in Baton Rouge, Louisiana. Defendant Brenda Joyce Willis has had stated that she has had sexual relations with Malcom Stein in Baton Rouge and several other Louisiana towns and cities; and in Dallas, Beaumont, Amarillo, Austin, Waco, Forth Worth, and other Texas cities; and in the states of New York, Washington, D.C., Virginia, Alabama, Mississippi, and many other states and places. Brenda Joyce Willis has told Petitioner that she was paid the sum of $500 by Malcom Stein for each of her separate encounters with him over the years, and he has purchased her many items of clothing and other personal things. Her code name with Malcom Stein is "puzzle" (see **EXHIBIT #13**), and she has made many of her flight arrangements for in state and out of state meetings and encounters with Malcom Stein while at her place of employment with EXXON Chemical Plant, 4999 scenic Highway, Baton Rouge, Louisiana (see **EXHIBIT #14**. Additionally, Defendant Brenda Joyce Willis has shown Petitioner clothing and jewelry that Malcom Stein has bought for her.

Defendant Brenda Joyce Willis has told Petitioner that she, on many occasions, made travel arrangements through Malcom Travel Agency while on the job at her place of employment with EXXON Chemical plant in Baton Rouge, Louisiana, and had the plane tickets delivered to her at her office at EXXON (see **EXHIBIT #15**) attached hereto.

3) C.A. Kaiser "Chuck" Defendant Brenda Joyce Willis has told petitioner that she has had sexual intercourse on several occasions with a white male and supervisor with the EXXON Chemical Plant in Baton Rouge, Louisiana, where defendant Brenda Joyce Willis is also employed, said sexual acts occurring in New Orleans at the *"Omni Royale Hotel"* on September 20, 1993, as well as other times, and in Baton Rouge, Louisiana. Defendant Brenda Joyce Willis also said that she had sexual intercourse with Chuck Kaiser at her former house on Corbin Avenue in Walker, Louisiana, on more than one occasion. Defendant Brenda Joyce Willis has bragged that she has used his position and her relationship with him to enhance her promotions, pay raises, and contacts at her place of employment, and to gain other desired favors and special parking privileges inside EXXON's Chemical Plant's fenced premises.

Brenda Willis has further bragged that Chuck Kaiser directed that certain EXXON Chemical Plant security personnel and/or sheriff's deputies go with her to the Afton Oaks Apartments, Apartment #1302, on or about August 15, 1996, to assist her to remove her belongings from the apartment.

4) Gary Salzman Defendant Brenda Joyce Willis has bragged numerous times and told petitioner repeatedly that she has had sexual intercourse with GARY SALZMAN, a white male who allegedly owns a steel fabricating plant near St. Louis, Missouri (in Gillespie, Illinois), and that she has flown there for that purpose on at least 3 occasions. Defendant Brenda Joyce Willis has stated many times that Gary Salzman paid her money, via cash or money orders (see **EXHIBITS #16** and **#17**), for each encounter. Defendant Brenda Joyce Willis told petitioner that she first met Gary Salzman while on a business trip for her employer, EXXON Chemical Company, and has made all flight arrangements for her subsequent trips to see him through her office at the EXXON Chemical plant, and on information and belief, arrangements to purchase the airplane tickets that she used for going back and forth to St. Louis for her encounters with Gary Salzman were made from her office at EXXON Chemical Plant through the Malcom Travel Agency, and the tickets were delivered to Defendant Brenda Joyce Willis at her office with EXXON Chemical Company (see **EXHIBIT #18A and #18B**).

5) *Errol Roberts* defendant Brenda Joyce Willis has told petitioner that she has had sexual intercourse with a white male named ERROL ROBERTS at the Oaks of Kingsbridge Apartments, Apartment No. 2010 in Baton Rouge, Louisiana, on several

occasions;

6) Riley Trisler Defendant Brenda Joyce Willis told petitioner that she had sexual intercourse with a white male co-worker, RILEY TRISLER, in Baton Rouge, Louisiana, during the spring and summer, 1996, and specifically stated that she went to lunch with him and she showed him her shaved pubic region shortly after *Rene Andre Louviere, Sr.* shaved off all of her pubic hair on June 30, 1996.

7) Don Hemphill Defendant Brenda Joyce Willis told petitioner that she had sexual intercourse with a white male and fellow pilot, DON HEMPHILL, while on private airplane flights from Baton Rouge to various cities, and in Baton Rouge.

8) Bill Hamilton Defendant Brenda Joyce Willis told petitioner that on one occasion she had sexual intercourse with a Bill Hamilton whom she met in the Holiday Inn in Harvey, Illinois, on May 9, 1990, while on a trip for EXXON Chemical Company to the Union Tank Car Company;

9) Jerry Harlan Defendant Brenda Joyce Willis told petitioner that on one occasion she had sexual intercourse with a Jerry Harlan whom she met in the Holiday Inn in Harvey, Illinois, on May 10, 1990, while on a trip for EXXON Chemical Company to the Union Tank Car Company;

10) Gary Salzman Defendant Brenda Joyce Willis told petitioner that on one occasion she had sexual intercourse with a Jerry Harlan whom she met in the Holiday Inn in Harvey, Illinois, on May 7, 1990, while on a trip for EXXON Chemical Company to the Union Tank Car Company;

11) unknown Defendant Brenda Joyce Willis had sexual intercourse with a white male who was a retired navy warrant officer who she met on a beach along the California coast south of San Francisco, California.

12) Rene Andre Louviere, Sr. Defendant Brenda Joyce Willis has told plaintiff that she has had sexual intercourse with a Rene Andre Louviere, Sr. with whom she is now living at 2523 Berrybrook Avenue, Baton Rouge, Louisiana.

60.

Defendant, Brenda Joyce Willis, engaged in sexual activities in Gulfport, Mississippi, with a white woman; and engaged in sexual activities with a black woman and a white woman in Baton Rouge, Louisiana.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ROBERT L. RABORN
Attorney at Law & Notary Public
10954 Joor Road, Suite "B"
Baton Rouge, Louisiana 70818

(225) 261-6577 phone
(225) 261-6577 fax

01 JAN 22 PM 3:38

January 17, 2001

Ms. Paula Dubberly, Chief Counsel
Division of Corporate Finance
Mail Stop 4-Z
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: **Securities Exchange Act of 1934: Rule 14a-8**
Rebuttal to ExxonMobil action to omit Shareholder Proposal

Dear Ms. Dubberly:

This letter will confirm my telephone conversation of Tuesday, January 16, 2001, with Mr. Jonathan Ingram, attorney with your office.

I advised him that I wished to file with your office a rebuttal to the ExxonMobil letter dated January 8, 2001, signed by William R. Buck, Counsel.

ExxonMobil has requested that your staff concur with their decision to exclude my shareholder proposal from ExxonMobil's 2001 proxy materials.

I think ExxonMobil should be required to include my proposal in its proxy materials, and I will file my rebuttal memorandum (and 6 copies) with your office in the near future and send a copy to Mr. Buck with ExxonMobil.

Please confirm receipt of this letter and my request to file an opposition memorandum.

Sincerely,

Robert L. Raborn,
Attorney at Law

Encl: 6ccs this letter

CC: Mr. William R. Buck, Counsel
ExxonMobil Corporation
5959 Las Colinas Blvd
Irving, Texas 75039-2298

C:\WP51\DATA\EXXON.STK\SEC-DUBB.LT1

INTERNATIONAL BUSINESS MACHINES CORP (IBM)

1 NEW ORCHARD ROAD
ARMONK, NY 10504
914. 499.1900
http://www.ibm.com

NO ACT

NO ACTION LETTER
Filed on 12/12/2005

PR:

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

December 12, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/12/2005

Re: International Business Machines Corporation
Incoming letter dated November 5, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated November 5, 2005 concerning the shareholder proposal submitted to IBM by Patrick F. Napolitano. We also have received a letter from the proponent dated November 30, 2005. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Patrick F. Napolitano
622 S.E. Degan Drive
Port St. Lucie, FL 34983-2721

U.S. SECURITIES & EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
100 F. STREET, N.E.
WASHINGTON, D.C. 20549

Patrick Napolitano
622 SE Degan Dr.
Port St. Lucie, FL 34983-2721

NOV. 30, 2005

SUBJECT: 1st AMENDMENT PRO PATRIA AMERICA! PETITIONS TO GOVERNMENT FOR REDRESS OF GRIEVANCES-All Killed

REF: 1) 2-1-05 1A PETITION TO S.E.C. CHAIRMAN DONALDSON, PRES. G.W. BUSH, etal ''
2) 5-30-05 " " " PRESIDENT GEORGE W. BUSH "
3) 7-27-05 " " " PRESIDENT GEORGE W. BUSH, etal "
4) 8-19-05 " " " IBM BOARD OF DIRECTORS, PRES. G.W. BUSH, SEC CHAIRMAN "
5) 9-9-05 " " " IBM BOARD INDEPENDENT DIRECTORS, PRES. G.W. BUSH, SEC CHAIRMAN "
6) 9-28-05 " " " S.E.C. CHAIRMAN CHRISTOPHER COX, PRESIDENT G.W. BUSH, etal "
7) 11-5-05 IBM-SEC GOVERNMENTS' ABSOLUTELY DESPOTIC W.M. DIABOLISM KILLING AMERICANISM
8) 11-21-05 1A PETITION TO S.E.C. CHAIRMAN CHRISTOPHER COX, PRESIDENT G.W. BUSH, etal

CHIEF COUNSEL,

THE REFERENCED (7) IBM-SEC WMD-35 PAGES - AN ETERNITY OF RELENTLESS TREACHEROUS TERRORISM - PSYCHOLOGICAL, PHYSICAL TORTURE CONSPIRED, PERPETRATED AND PERPETUATED RUTHLESSLY BY WICKED WATSONS' IBM - INTERNECINE BELIAL BARRATRY MA$$TERS SECURITIES EXCHANGED CONSPIRACY - GOVERNMENTS' ABSOLUTE DESPOTISM ANNIHILATING AMERICANISM, ULTIMATELY, THE REPUBLIC!

GIVEN A CONSTITUTIONAL - TRULY ALL CREATED EQUAL - FAIR, JUST LEGAL SYSTEM - A NATION OF LAWS, NOT BELIAL BARRATORS, SUCH TREACHEROUS TERRORISM DESTROYING THE REPUBLIC - ACTIONABLE UNDER THE "FEDERAL TORT CLAIMS ACT," & "FEDERAL ANTI-TERRORISM LAWS" - WOULD HAVE BEEN DERACINATED AT ITS CONCEPTION.

ALAS, SUCH BARRATROUSLY TREACHEROUS TERRORISM FLOURISHING, UNABATED, SPITS IN THE FACE OF THE CONSTITUTION, HUMANITY, US AMERICA!, WITH ABSOLUTE IMMUNITY. BEGGING THE QUESTION, THEREFORE, WHEREFORE IRAQ, BENEFICIARY OF AMERICA'S LARGESSE..

ANNUALLY, TAXPAYERS' BILLION$ & FREEDOM FOR AMERICA'S PUBLIC ENEMIES #1, YET NEVER A PENNY - ONLY PERSECUTION IN EXTREMIS FOR AMERICA'S PRO PATRIATS - RELATORS, ALAS, BETRAYED, DUPED.

ALAS, AMERICA'S WORST NIGHTMARE, THE LOSS OF AMERICA'S SOUL - HER DEFORCED, RENDERED IMPOTENT CONSTITUTION - TO THE INTERNECINE BELIAL BARRATRY MA$$TER EUGENICISTS' GREED - ANTITHESIS TO THE CONSTITUTION - CREED "RULES & REGULATIONS" SACRILEGIOUS HYPOCRISY KILLING PRO PATRIA - HUMANITY, US - AMERICA! THE SUBJECT-REFERENCED DOCUMENTS SO ATTEST.

IN SUM: IBM-GOVERNMENT CONSPIRE, COMMIT CAPITOL-CAPITAL CRIMES, WE - THEIR TERRORIZED VICTIMS ARE FORCED TO SERVE THEIR TIME, ABSOLUTELY IN VAIN.

SINCERELY, Patrick Napolitano A LIFETIME FOR GOD & COUNTRY!

COPIES TO:
PRESIDENT G.W. BUSH, S.E.C. CHAIRMAN C. COX.

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 5, 2005

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM 2006 Proxy Statement - Stockholder Proposal of *Patrick F. Napolitano*

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a 6 page submission dated August 19, 2005, including a stockholder proposal (the "Proposal") from Mr. Patrick F. Napolitano (hereinafter the "Proponent"), a former employee of International Business Machines Corporation (the "Company" or "IBM") (**Exhibit A**). IBM believes the Proposal, described by the Proponent again this year as another ***"PRO PATRIA AMERICA"*** Proposal, may properly be omitted from the proxy materials for IBM's 2006 annual meeting of shareholders (the "2006 Annual Meeting") on the grounds discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE COMPANY AGAIN REQUESTS CABOT[1] RELIEF WITH RESPECT TO THE INSTANT PROPOSAL, AS IT ASKS FOR THE SAME RELIEF AS PROPOSALS PREVIOUSLY SUBMITTED BY THE PROPONENT FOR WHICH CABOT RELIEF WAS EXPLICITLY PROVIDED BY THE STAFF IN CONNECTION WITH PROPONENT'S 1994 SUBMISSION, AND WHICH SAME RELIEF HAS SUBSEQUENTLY BEEN GRANTED TO THE COMPANY BY THE STAFF ON FIVE PRIOR OCCASIONS.

In 1994, in connection with the Proponent's submission of a proposal for consideration in connection with our 1995 proxy statement, the staff concurred in the Company's request to omit the entire submission under former Rule 14a-8(c)(4) as relating to the Proponent's long-standing personal grievance against the Company. See International Business Machines Corporation (December 29, 1994). More importantly, however, following a careful review of the Proponent's history in this arena, which was evidenced by his long-standing and repeated abuse of the

---

[1] Cabot Corporation (November 4,1994). See also Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001) and Unocal Corporation (March 30, 2000) IBM was first afforded the ability to receive Cabot treatment for future proposals from this Proponent in the staff's letter to the Company in connection with the 1995 proxy statement. See IBM (December 29, 1994)(See **Exhibit B** hereto). Further, utilizing the 1994 letter, the staff later provided Cabot relief in connection with the Proponent's 1997, 2000, 2001, 2002 and 2003 submissions to IBM. See IBM (January 6, 1998); IBM (January 10, 2001); IBM (December 20, 2001); IBM (January 15, 2003; reconsideration denied April 8, 2003); and IBM (January 7, 2004). The Company again requests Cabot relief under the terms of the December 29, 1994 letter to the Company.

shareholder proposal process with IBM going as far back as 1979,[2] the staff ***also*** granted the Company's specific request for **future** relief as it would apply to similar submissions from this particular stockholder. Such relief, known colloquially as Cabot-type relief, provided specifically that:

> **This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.**

International Business Machines Corporation (December 29, 1994). A copy of the 1994 Proposal, together with the staff's 1994 no-action letter to the Company relating thereto are both set forth in **Exhibit B hereto.**

In 1997, when the Proponent again lodged a similar proposal in connection with our 1998 proxy statement, the Company submitted another no-action letter request to exclude the submission. Following a review of the Proposal, the staff specifically informed the Company that the proposal could be omitted, inasmuch as it fell within the "*forward looking*" provisions of the staff's 1994 letter to IBM. In particular, the staff wrote:

> **Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corp., December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly we believe that a specific no-action response is unnecessary.**

See staff letter to IBM (January 6, 1998) (also attached as Exhibit C to IBM's no-action request letter dated November 19, 2001).

In 2000, after the Proponent resurfaced with another stockholder proposal, by letter December 6, 2000, the Company again requested Cabot relief. The staff granted such relief by letter dated January 10, 2001, providing IBM with the same response as 1998. See staff letter to IBM (January 10, 2001) (a copy of which was attached as Exhibit D to IBM's no-action request letter dated November 19, 2001).

In 2001, after the Proponent filed another proposal, the staff again granted Cabot relief for the 2002 proxy statement. See International Business Machines Corporation (December 20, 2001).

The Proponent came in again with another proposal for the 2003 proxy statement, and the staff again granted Cabot relief to IBM. See International Business Machines Corporation (January 15, 2003) (See Exhibit C to IBM's December 1, 2003 no-action letter request). Unbeknownst to IBM, the Proponent appealed the staff's decision, and by letter dated April 8, 2003, the staff properly denied the Proponent's request for reconsideration, copying IBM on the staff's response.

---

[2] The Staff's no-action letter files for this Proponent should include the following letters to the Company. Numerous other letters were submitted by Mr. Napolitano both to the staff as well as the Company related to his personal issues with the Company. See, e.g., International Business Machines Corporation (January 12, 1979); International Business Machines Corporation (February 5, 1980); International Business Machines Corporation (February 26, 1987); International Business Machines Corporation (November 30, 1987); International Business Machines Corporation (January 25, 1988); International Business Machines Corporation (February 12, 1990); International Business Machines Corporation (January 14, 1991); International Business Machines Corporation (February 13, 1992); International Business Machines Corporation (December 15, 1992); International Business Machines Corporation (December 14, 1993); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); International Business Machines Corporation (December 20, 2001) International Business Machines Corporation (January 15, 2003, reconsideration denied April 8, 2003); and International Business Machines Corporation (January 7, 2004).

The Proponent wrote again to IBM and filed a stockholder proposal for the 2004 proxy statement which is ***identical in all respects*** to the instant Proposal. **(Exhibit C)**. Since that submission also sought relief similar to what the Proponent sought in his 1994 proposal, IBM requested and received Cabot relief for the 2004 proxy statement. **(See Exhibit D)** The instant Proposal is identical to the one submitted by the Proponent for which Cabot relief was last provided. As such, Cabot relief is again proper in the instant case.

As noted above, the Proponent has again resurfaced with the identical Proposal; in his words: " IA PRO PATRIA AMERICA PETITIONS FOR CORPORATE - FIDUCIARY DUTY-GOVERNANCE." As in 2004, the Proposal, garbled and replete with personal invective, again seeks for the Board to take the same action; in the Proponent's words:

> **"BY IMMEDIATELY EFFECTUATING THE SEPARATION - INDIVIDUALIZATION – OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD...."** (sic). **(Exhibit A)**

In addition to the fact that the current Proposal is identical in all respects to the one the Proponent filed for the 2004 proxy statement -- for which the Company received Cabot relief on January 7, 2004 -- it also seeks relief identical to one of the actions the Proponent would have had the Company take back in the Proponent's 1994 Pro Patria America! Proposal on Corporate Governance. In this connection, the Proponent's 1994 Proposal sought, among other things, for the Company to **"INDIVIDUALIZE CEO-CHAIR POSITIONS."** A copy of the complete text of the Proponent's 1994 Proposal is attached in **Exhibit B** for the convenience of the staff.

Like a broken record, the Proponent's tune has not changed. As a disgruntled ex-employee, he seeks this same relief through these stockholder proposals, and, more notably, the Proponent calls this fact out himself. As an integral part of the Proponent's continuing attack on the Company -- first, for firing him, and then, for not reinstating him to active employment -- the Proponent expressly writes in the supporting statement to the current Proposal that the instant Proposal seeks the same relief as he had earlier sought in his 1994 and 1997 stockholder proposals to the Company. In this connection, the Proponent states in the last sentence of the supporting statement to the Proposal:

> **"JUST THINK WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS.** PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD." (sic)

(See **Exhibit A**) (emphasis added)

From the above, we can again clearly see that the Proponent, ***sua sponte***, is calling out that he is seeking the same relief as he did in his 1994, 1997 and 2003 submissions (i.e., separation of the Chairman from the CEO). In addition to the fact that his own references this year to his earlier proposals simplify the Cabot[3] analysis, it is equally clear the Proponent is using this process simply to harass IBM, and to get IBM to respond to him.

It remains unfortunate that Mr. Napolitano continues to blame IBM for his own miscues; he still seeks retribution for actions ***he alleges*** occurred over 35 years ago, referencing people who for

[3] The Company's 1997, 2000 and 2003 submissions, to which the Staff applied the forward-looking relief under Cabot, describes the similarities between the 1997 and 1994 submissions by the instant Proponent. The Company's 2003 submission noted similarities between it and each of the Proponent's earlier submissions; the 2000 submission showed similar comparisons between the 2000 submission, the 1997 submission and the 1994 submission, and the Company's 2001 submission showed similarities to prior submissions. (See IBM's request for no-action relief dated December 1, 2003 and IBM's request for no-action relief dated November 19, 2001, at pp. 1-6). Reference is also hereby made to pages 2-8 of the Company's November 30, 1997 letter and pages 4-8 of the Company's December 6, 2000 letter to the Staff on the details relating to this matter. The Proponent's 1997 nine page submission to the Company is attached as Exhibit G to IBM's no-action request letter dated November 19, 2001.

the most part, are now dead or otherwise long gone from IBM. Moreover, his current missives are directed at Company personnel who were merely grade-school children at the time the Proponent worked for IBM over two generations ago. Not only is the present Proposal also excludible under Rule 14a-8(i)(4), see Argument II, *infra*, since the Proposal is *identical* to the Proponent's submission for which relief was last granted by the staff under Cabot, it is again properly subject to exclusion under the Cabot rationale. Hence, consistent with the position of the staff to the Company in connection with the Proponent's 1994, 1997, 2000, 2001, 2002 and 2003 submissions under which the staff afforded "forward-looking" relief under Cabot, the Company again requests such relief for the instant Proposal. See, e.g., Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001); Unocal Corporation (March 30, 2000)(examples of other recent grants of Cabot-type relief). The Proponent continues to dwell on the same themes as he did in all of his earlier submissions -- (i.e., the *allegedly* wrongful, illegal and/or immoral acts of the Company) -- to which the staff initially offered, (in 1994), and has five times since provided, Cabot relief. The Company is now hereby again providing this statement to the staff and the Proponent, in a manner consistent with the directive of the staff and current Rule 14a-8(j), in order to satisfy the Company's obligations with respect to the exclusion of the instant Proposal. The Company now respectfully requests the concurrence of the staff that Cabot treatment--i.e., the "forward-looking relief" that the staff provided to IBM earlier--will again apply to exclude the instant Proposal from our proxy statement.

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT WHICH IS NOT SHARED WITH OTHER IBM SHAREHOLDERS AT LARGE.

The Company firmly believes that Cabot relief, as formally requested in Argument I, is again proper. In addition, however, Rule 14a-8(i)(4) clearly permits omission of a proposal that relates to the redress of a personal claim or grievance against the company, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other shareholders at large. This is precisely such a situation.

The Proponent's instant submission is at least the Proponent's fifteenth **(15th)** formal stockholder "PRO PATRIA AMERICA" (sic) proposal submitted to the Company, and the latest of ***dozens*** of other correspondences sent to the Company, its Board members, and others, including the SEC, the President of the United States and other governmental officials over the years, all emanating out of his termination of employment from IBM in 1970. The instant Proposal is no more than another twisted manifestation of the Proponent's long-standing personal vendetta against the Company for terminating his employment from the Company over **thirty-five (35)** years ago.

As noted above, when the Proponent submitted documentation requiring the staff's attention under Rule 14a-8 in 2002, we noted that the Proponent's submission consisted of a variety of allegations lambasting the Company and its management. *We will not repeat all of these allegations.* Reference, however, is made to some of the Company's no-action letter requests (including attachments) resulting in the staff's position with respect to this Proponent's submissions: International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); International Business Machines Corporation (December 20, 2001) International Business Machines Corporation (January 15, 2003, reconsideration denied, April 8, 2003); and International Business Machines Corporation (January 7, 2004).

In addition, by way of further background, the Company's 1994 letter to the staff, International Business Machines Corporation (December 29, 1994), seeking no-action relief under former Rule 14a-8(c)(4), also provided a great amount of detail on the history this particular Proponent has had with the Company over the years; of the Proponent's deep-sealed animosity toward the Company and its officers and directors following his termination in 1970; for the Company's refusal to reinstate him to active IBM employment; of the Proponent's subsequent abuse of the shareholder proposal process as a means for getting even with the Company, and of the Proponent's attempts to vent publicly his personal grievances in other correspondence. Nothing has changed.

Moreover, there have been -- and continue to be -- other correspondences, some of which the Proponent has sent directly to the SEC and others without copying the undersigned or anyone else at IBM. Other than to reference the Company's earlier letters for the convenience of the staff, the Company will *not* repeat all of their outrageous details. However, it is clearly evident that the Proponent's animosity toward the Company's management and its board has not abated, as evidenced by his ongoing and continuous correspondence to the SEC, the Company, and others, containing a variety of false and misleading statements, as well as his multiple proposals, seeking retribution against the Company for actions against him he believes were wrongful.

This year's Proposal is merely another attempt to punish IBM for his being fired from IBM over 35 years ago. As described, *infra*, the Proponent continues to re-raise these same matters over and over. Further comparisons of his submissions, as well as his other correspondence, reveal that we continue to see the Proponent's showing his scorn for the Company, its officers and directors for not adhering to the Proponent's own self-serving demands. The Proponent continues to point to current and historical events, and continues to advance his own baseless claims that the Company has not acted in a forthright manner with him. Further, as can be seen in his correspondence in connection with the Company's earlier letters, the Proponent's continues to rehash his *own* claim that IBM did not treat *him* in a forthright manner; first he believes IBM should not have terminated his employment, and second, that IBM management should have adhered to various "basic beliefs" of the Company, and reinstated him to employment. The Proponent has manifested this theme in different ways. For example, in the 1997 proposal, he wrote: ***"Board & Officers' failures--dereliction of duties, being utter conflict of interests, flagrant discrimination, violations of policies, rules, regulations, guidelines, prescriptive 'beliefs', contracts--virtual booty before duty".*** (sic)

(See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 3 of 9)

Similarly, the Proponent's 2000 submission stated:

"IBM persists in betraying IBM's alleged (false pretenses?) 'Beliefs'--Legally binding prescriptive contracts to profit wrongful IBM at the expense of IBM's employees and IBM's integrity, chronicling a pattern of culpable IBM misprision as manifested in the Chair's unethical practiced penchant for stifling free speech in pursuit of constitutional rights of employees to due process for redress of grievances...."

(See Exhibit F to IBM's no-action request letter dated November 19, 2001)

In 2002, the Proponent's submission provided, in part, that:

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SURREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION--EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII -- FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION," WRONGFULLY RULES - NON SEQUITOR - REJECTS PROPOSALS.

(See Exhibit A to IBM's no-action letter request dated December 16, 2002).

In October 2003, the Proponent wrote within his supporting statement that:

EXTREMELY ARBITRARY (TYRANNICAL CULPABLE IBM - FED AIDED & ABETTED, RELENTLESSLY WRONGFULLY EXCORIATES - CRUCIFIES - SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc) PRO PATRIA AMERICA!S PROPONENT RELATOR'S IA PETITIONS FOR BEING THE PROPONENT'S PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM's HISTORIC, CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA!..."

(See Exhibit A to IBM's December 1, 2003 no-action letter request)

To the extent the staff seeks to further understand what is going on here, additional information *about the Proponent's version* of his own history with IBM can be gleaned from various *other* correspondence the Proponent has written. To this end, on ***September 2, 2003***, the Proponent wrote to our current CEO, Samuel J. Palmisano, complaining about his own employment history (which ended more than 33 years earlier), including his views on how he thought IBM wronged him. (See Exhibit D to IBM's December 1, 2003 no-action letter request) In appealing to Mr. Palmisano to "right IBM's wrongs" and reinstate him (then after 33 years), the Proponent wrote:

IBM's "CONSPIRED TYRANNY PERMANENTLY TRAUMATIZED ME ON THE MISCREANT IBM MALMANAGEMENT'S DEATH TRAP THEY DELIBERATELY INSTALLED ON THE U.S.A.F. B-52 BOMBER AIRCRAFT SYSTEM ENVIRONMENTAL TEST FACILITY.....IBM CRIMINALLY SCARRED, SCARED AND SCREWED US FOR DEATH, TO COVER MISCREANT MANAGEMENT'S MISERABLE BUTTS, TERRORIZED US IN EXTREMIS - DENIGRATED US TO IBM WATSON'S VIRULENT VILE "MEASURED MILE" IBM MOBIA'S KISS OF DEATH ROW TO FORCE RESIGNATION OR ENDURE IBM CONSPIRED TERMINATION. IBM ASSAULTED INTIMIDATED, DENIGRATED US, THEN WITHOUT CAUSE AND DEFORCED OF RECOURSE, UNLAWFULLY, WRONGFULLY FIRED US, DISGRACED, SLANDERED, LIBELED US RELENTLESSLY. AUTOCRATIC WASTES, CRONY C.O.L.A.G.– DIRECTORS VIRULENTLY PERPETRATE AND PERPETUATE UNLAWFUL DIABOLICALLY CONSPIRED INEXPIABLE CRIMES, INFERNAL ATROCITIES AGAINST ME AND MY FAMILY, VIA FACTA, IBM's EVIL UNLAWFUL, ULTRA VIRES RETALIATION FOR OUR DUTIFUL PERSEVERANCE IN OUR BONA FIDE PRO PATRIA IMPERATIVE DUTIES TO LAWS GOD AND COUNTRY..."

"....I PUT AMERICA'S INTERESTS AND IBM's INTEREST ABOVE MY FAMILY'S VITAL INTERESTS MUCH TO MY UTTER CHAGRIN – A MONUMENTAL MISTAKE, FOR IN THE COURSE OF EVENTS IT BECAME VERY CLEAR THAT IBM CORP WATSONS C.O.L.A.-G, et al , ARE THE VERY WORST OF THE WORLDS WORST TYRANTS, AND THE SOURCE OF IBM's EVIL OMNIPOTENT POWER$... "

...<u>EVIL WATSON's IBM BETRAYED US, DESTROYED OUR LIVES, OUR RIGHTS TO FREEDOM</u> FROM TYRANNY... (sic)

(See Exhibit D to IBM's December 1, 2003 no-action letter request)

After nearly a full page of the Proponent's describing his side of his termination from IBM, and his fruitless attempts for reinstatement, including his view of IBM's alleged:

> **"PERSECUTION OF US IN EXTREMIS INHERENT TO IBM's REIGN OF TERROR, LEGACY OF TYRANNY!, CONSPIRED PERPETRATIONS AGAINST US BY WICKED WATSON, EGREGIOUSLY PERPETUATED AGAINST US....",**

the Proponent concluded his letter, somewhat incredibly, by stating:

"WILL YOU PLEASE RIGHT IBM's WRONGS? WE DESERVE REINSTATEMENT - CLOSURE. N.B. PLEASE ADVISE US THE AMOUNT OF OUR ACCRUED PENSION - 48 YEARS."

(See Exhibit D to IBM's December 1, 2003 no-action letter request)

This letter, like all the others, was unsolicited, and was outside of the annual proxy statement process. However, it is valuable to the extent it provides us with another fresh view of the Proponent's long-standing personal grievance with IBM. More importantly, the Proponent's letter also provides us with a clear and direct linkage between the Proponent's own employment history, his personal grievances with IBM, and his habitual filing of these proposals. In this connection, in the penultimate paragraph of his letter -- immediately before the Proponent's request for reinstatement -- the Proponent refers directly to his many stockholder proposals; in the Proponent's unique parlance, the **"IA PETITIONS PRO PATRIA AMERICA!"**

The Proponent notes his view that his grievance-related stockholder proposals are all valid and that we have been unlawfully suppressing them. "THE PREMISES-CLAIMS, CHARGES AGAINST IBM OF OUR BONA FIDE **IA PETITIONS FOR PRO PATRIA AMERICA!** ARE FACTUAL, OF EMINENT LEGAL MERIT -- BASED IN CONSTITUTION LAW, INTER ALIOS, HAVE NOT, CANNOT BE REFUTED BY IBM, DESPITE IBM's UNLAWFUL CONDUCT IN SUPPRESSING - MALIGNANT MISPRISION SAID PETITIONS."

(See Exhibit D to IBM's December 1, 2003 no-action letter request)

The Proponent's linkage of his **PRO PATRIA AMERICA!** stockholder proposals to his long-standing personal grievances with IBM cannot be more obvious. In one document, we see the entire picture. A disgruntled ex-employee who both continues to re-raise his own employment-related matters which were finalized generations ago, and continues to file stockholder proposals because IBM ***does not*** see things the way he does. Were it not already evident from the Proponent's long-standing history with IBM, as set forth in the undersigned's letters to the staff, the Proponent has now, on his own, linked his own personal grievances with IBM to his ongoing filing of stockholder proposals. Since IBM has no intentions of adhering to the Proponent's demands, given his history, it is likely that the Proponent will continue his own personal crusade against IBM for terminating him in 1970 and not reinstating him, and we will continue to maintain that the 14a-8 process is not and should not be a part of the Proponent's arsenal in his campaign against IBM.

But this is hardly new news to the staff. See International Business Machines Corporation (February 5, 1980), *infra*. In addition, by way of recent comparison, we received many other letters from the Proponent over the years. In 2001, he sent us a similar letter, attached as Exhibit H to IBM's no-action request letter dated November 19, 2001. The Proponent's personal grievances, found in such other interim correspondences, have clearly not abated. In IBM's 2000 submission to the SEC, the Company also cited an April 8, 1999 letter from the Proponent. After lambasting the Company's former chairman and the board, in another reference to himself and his personal situation, the Proponent noted that:

> **"We suffer 40 years + IBM criminally inflicted injury, fraud, deprivation of our rights, persecution in extremis at the bloody hands of venal, evil IBM for our adherence to principles "Beliefs," dedication to imperative duty in the service, defense of America!"**
>
> (See Exhibit I to IBM's no-action request letter dated November 19, 2001- penultimate paragraph)

Were this not enough, these correspondences can also be compared to the May 9, 2001 letter we received from the Proponent complaining about his own personal situation on how he was wrongfully fired from IBM and not reinstated. (See Exhibit H to IBM no-action request letter dated November 19, 2001) For example, the May 9, 2001 correspondence -- a six page submission with attachments -- the Proponent stated, in the fifth paragraph of the first page:

ALAS, VIRULENTLY VENAL IBM, ab initio CONTINUUM, PERSISTS IN IBM'S DELIBERATE, DIABOLICALLY OPPOSED TO MANIFEST TRUTH & REASON, DERELICTION OF IBM'S IMPERATIVE FIDUCIARY DUTIES, i.e., IBM PERPETUATES THE ENORMOUS WICKEDNESS OF WATSON IBM'S BRUTAL BREACH OF LEGALLY BINDING FEDERAL - IBM CONTRACTS, IBM 'BELIEFS' - CONTRACTS IBM WITH MY FAMILY & ME.

N.B. WIDELY KNOWN TO IBM LINE, EXECUTIVE, SENIOR MANAGEMENT AS MATTERS OF FACT AND IBM'S OFFICIAL LEGALLY DOCUMENTED & IBM AUTHORITATIVELY VALIDATED RECORDS IN THE CHAIRMEN, BOARDS' POSSESSION AND KNOWLEDGE, ***MISCREANT IBM MANAGEMENT CRIMINALLY BURNED MY BRAIN THEN BUSTED MY BUTT***[4] **– ON THE U.S.A.F. B-52 BOMBER & NASA MANNED FLIGHT (e.g. SATURN) PROGRAMS - SERVICE CONNECTED DISABILITY - ROBBED US OF ALL OUR RIGHTS, RESOURCES RECOURSE TO CONSTITUTIONAL "GUARANTEED, UNALIENABLE RIGHTS," RAVAGED OUR LIVES AND WRONGFULLY FIRED US FOR OUR DUTIFUL PERSEVERANCE TO PRINCIPLES, ETHICS RULE OF LAW REQUIRED REFUSAL OF CHAIRS' COERCIVE ULTIMATUM TO GO ALONG WITH, OR BE FIRED BY IBM'S VENAL M.O.B.I.A.** IBM'S INIQUITOUS BOONDOGGLE MANAGEMENT'S MALIGNANT MISPRISION OF BARRATRY, INSATIABLE ARROGATION - COESSENTIALLY, "IBM'S UNLAWFUL PREDATORY MONOPOLY (U.S.D.O.J.). THE CHAIR'S RUTHLESS ULTIMATUM WAS ILLEGAL. **AS CHAIR KNEW, IBM DID THE CRIMES, WE - IBM'S VICTIMS - WERE FORCED BY THE CHAIR TO SUFFER LIFETIMES FOR MISCREANT IBM'S CRIMES!**

(See Exhibit H to IBM's no-action request letter dated November 19, 2001 page 1 of 6)(emphasis added)

It is clear that the issues raised in the Proponent's most recent letters are also the very same ones contained in many of his earlier correspondences.

To further update the staff, in an even more recent correspondence from the Proponent dated November 1, 2004, the same theme surfaced again. The Proponent's scorn for IBM's management and board of directors relating to his own employment situation, and his unquenched desire to exact revenge for being fired remains as fresh today as ever. In his words:

UNAVENGED, ERGO, OUR LIFETIME PRO PATRIA IN DEFENSE OF AMERICA! VS 'GOLDBRICK, IBM!!.. N.B. I WAS ONLY 19, SERVING AMERICA HONORABLY IN WICKED WATSON'S WW II, I WAS ONLY 34 WHEN "GOLDBRICK...IBM" MISCREANT MANAGEMENT CRIMINALLY, CRUELLY ORDERED ME WITHOUT WARNING INTO HARMS WAY TO SUFFER IBM'S DEVASTATING, PERMANENT TRAUMA "FIRE" TO MY HEAD ON THEIR GOLDBRICK... IBM RIGGED DEATH TRAP ON THE U.S.A.F. B-52 SYSTEMS ENVIRONMENTAL TEST FACILITY. DUPED BY IBM WATSON, WE FOOLISHLY TRUSTED IBM TOM WATSON WITH OUR LIVES, ONLY TO BE BETRAYED, BACKSTABBED IN EXTREMIS – PERSECUTED ON IBM WATSONS VIRULENTLY VILE MEASURED MILE THEN

[4] Similar language can be found in the cover letter to the Proponent's 1998 Proposal: "IBM BARRATROUS BLOODY BUGGERS CRIMINALLY BURNED MY BRAIN, MISCREANTLY BUSTED OUR BUTT, HARASSED, THREATENED, "FIRED," ROB US OF OUR RIGHTS, RESOURCE, RECOURSE, PERSECUTE US IN EXTREMIS BECAUSE WE PERSIST IN ADHERENCE TO PRINCIPLES, ETHICS, CONTRACTS/"BELIEFS", PRO PATRIA AMERICA! (See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 2 of 9).

FIRED BY THAT "GOD DAMN YOU, OLD MAN WATSON" & HIS CABINET REVOLVING DOOR BOARD OF DASTARDLY GOLDBRICK DIRECTORS FOR PERSEVERING IN OUR IMPERATIVE PRO PATRIA IN DEFENSE OF AMERICA! AGAINST ACCURSED WICKED WATSONS "GOLDBRICK...IBM-GOVERNMENT TERRORIST PROTECTION PROGRAM "SWEETHEART DEALS', I.E., "GOLDBRICK...IBM WATSON'S GLORIFIED WHOREHOUSE....

(*emphasis in original*) **(See November 1, 2004 letter, attached as Exhibit E hereto)**

Even more recently, by letter dated September 9, 2005, the Proponent sent in another outrageous missive, this time to our non-management directors. Referring specifically to his August 19, 2005 6 page submission including the Proposal, the Proponent again linked his personal grievances to his "petitions." In his words: **"OVER THE MANY GENERATIONS 'FOR GOD AND COUNTRY' WE PERSEVERE IN OUR URGENT APPEALS...'** He continues to seek **"COGENT REASONS FOR IBM CORP'S UNLAWFUL WRONGFUL TERMINATION OF OUR LIVES, OUR RIGHTS OUR EMPLOYMENT OUR CAREERS, DEFORCEMENT OF OUR PENSION - RESOURCES AND RECOURSE TO DUE PROCESS AND THE BOARDS UNANIMOUS REJECTION OF OUR 1A PRO PATRIA AMERICA! PETITIONS..."** (See **Exhibit F**). At the request of Ms. Catherine Black, Chair of the IBM Directors and Corporate Governance Committee, Mr. Daniel E. O'Donnell wrote back to the Proponent and informed him that IBM would respond to his submission in due course. (See **Exhibit G**). The instant letter, on which the Proponent has been copied, constitutes the Company's response.

In sum, the Proponent remains enraged at IBM because he was fired by the Company over 35 years ago. In addition to misusing the shareholder proposal process to get back at the Company, he continuously sends copies of his letters to other governmental agencies, including the SEC, the President of the United States and other officials. Anyone already familiar with the Proponent's history with IBM, or who reads through the undersigned's December 5, 1994, November 30, 1997, December 6, 2000, November 19, 2001, December 16, 2002 and December 1, 2003 letters to the staff regarding such history, can also see that absolutely nothing has changed between the Proponent and the Company. Moreover, it is crystal clear that the Proponent is again merely attempting to twist and misuse the stockholder proposal process to advance his own, self-serving personal ends. This is a gross misuse of the proxy process, and a colossal waste of time for the Company, the staff of the Division of Corporation Finance, and any other person who must read these letters.

Each of the other correspondence penned by the Proponent over the years -- many of which letters have been included in earlier filings with the staff -- also make abundantly clear that the Proponent -- in his own mind -- has never evened the score with the Company. The Proponent, through his repeated misuse of the shareholder proposal process, is now again attempting to hold *current* IBM management accountable for his termination from the Company in 1970, and is once again attempting to employ the shareholder proposal process to try and rectify his personal grievances.

As far back as the Division's letter to the Company **dated February 5, 1980**, *which letter also addressed the instant Proponent*, the Division's recognition of misuse of the shareholder proposal procedure by this disgruntled former employee was clearly articulated. The staff's no-action letter stated:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the**

> proposal as one of many tactics designed to redress an existing personal grievance against the Company. (emphasis added)

International Business Machines Corporation (February 5, 1980)

These words again ring true as it applies to the instant Proponent and this year's Proposal, almost **twenty-five** years (and at least **14** stockholder proposals) *later*.

The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. **Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

It is by now clear beyond peradventure that the Proponent's personal grievances, however styled and in whatever format, are of absolutely no interest to IBM stockholders at large.

In this vein, the Commission has recognized that where: (i) a proponent has a long-standing history of confrontation with a company, and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4) [and its predecessor Rule 14a-8(c)(4)], a proposal may be excludable on this ground even though, on its face, it does not reveal the underlying dispute or grievance. See The Southern Company (January 23, 2003); International Business Machines Corporation (December 18, 2002); Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 17, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(involving the instant, disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001) and Unocal Corporation (March 30, 2000)(other recent grants of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder). The same result should apply here.

The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be on in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's upcoming Annual Meeting. The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PROHIBITS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a registrant to exclude a proposal from its proxy statement if the proposal is either vague and indefinite or materially false and misleading. Joseph Schlitz Brewing Company (March 21, 1977). This Proposal is both vague and indefinite as well as materially false and misleading. It is clear only that the Proponent is seeking retribution against IBM. Furthermore, the wealth of unintelligible garble the Proponent has provided -- on events only he might be familiar with -- is both vague and indefinite under Rule 14a-8(i)(3) as well as materially false and misleading under Rule 14a-9. Moreover, even if stockholders at large were to otherwise come to know the Proponent and the true circumstances behind the Proposal, the Company reiterates that our proxy statement is not the place for the Proponent to be airing these false and misleading statements, or otherwise venting his frustrations by pointing the finger at others for his own situation. The instant submission exemplifies what Rules 14a-8(i)(3) and 14a-9 are designed to address.

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated: "the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." The instant Proposal is similarly infirm. In addition to being in large part vague and unintelligible, like the RESOLVED section, the introductory "WHEREAS" section, together with resolution and the paragraphs following it, together constitute an amalgam of disjointed statements, materially false and misleading accusations against IBM and its management, unattributed and unverifiable references to events lodged deeply in the Proponent's own mind, and a variety of other virtually incomprehensible hyperbole. In short, this woeful submission fails to meet the requirements of a proposal. The Proponent continues to falsely accuse the Company and its directors and officers of illegal conduct and immoral activities, in a manner which is directly violative of Rule 14a-9. In this connection, the Commission has recognized that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation, may be omitted under Rule 14a-9. See Note (b) to Rule 14a-9. Inasmuch as we understand the Proposal and accompanying correspondence to suggest that the Company, its officers and directors have been engaged in improper, immoral and/or illegal conduct, the "WHEREAS" paragraph, the RESOLVED paragraph, and each of the remaining paragraphs in the document should be stricken in their entirety under Rule 14a-9. Given all of its multiple infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces, that it is defective, being both vague and indefinite as well as materially false and misleading. Neither the IBM stockholders nor the Company should have to consider this Proposal in any format. The Company therefore submits that the entire submission should be omitted under Rules 14a-8(i)(3) and 14a-9, and respectfully requests that no enforcement action be recommended to the Commission if the Company excludes both the Proposal and the supporting statement on the basis of Rules 14a-8(i)(3) and 14a-9.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2006 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its proxy materials, I request the opportunity to confer with the staff prior to the issuance of your position. If you wish any further information, please call me at 914-499-6148.

If the Proponent elects to respond to this letter, or initiates any other correspondence with the staff of the SEC or any other persons involving IBM, the Proponent is again hereby respectfully requested to send a copy of any such correspondence directly to my attention at the address above.

Thank you for your attention and consideration in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Enclosures

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St Lucie, FL 34983-2721

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

DANIEL E. O'DONNELL, et al
OFFICE OF THE SECRETARY
IBM CORP.
NEW ORCHARD ROAD
ARMONK, NEW YORK, 10504

VIA CERTIFIED MAIL, R³
7004 0750 0003 5098 9973

6225 E. DEGAN DRIVE
PORT ST. LUCIE FLA, 34983
AUG. 19, 2005

SUBJECT: IA PRO PATRIA AMERICA! FOR SEPARATION OF IBM CEO FROM CHAIR POSTS, INTER ALIA, CONTINUUM.
REF1) INFERNAL BALLISTIC MISSILE DTD DEC 1, 03, IBM TO SEC. & JAN 7, 04 SEC DEFERENCE TO IBM, CONTINUUM
2) IA PETITION, CERTIFIED, AUG 10, 04 TO IBM CEO/CHAIR, SEC'Y, PRES G.W. BUSH, SEC. CHAIR DONALDSON - NO REPLY
3) " " " AUG 10, 04 TO IBM SECRETARY, PRES BUSH, SEC CHAIR, *(ATTACHED TO REF 2) NO REPLY
4)* LTR DTD AUG 25, 04 S.E.C. TO NAPOLITANO ACKNOWLEDGING RECEIPT OF REF 2 & REF 3
5) IA PETITION DTD. OCT 2, 04 NAPOLITANO TO PRES. BUSH, IBM CEO/CHAIR, et al NO REPLY
6) " " " NOV 1, 04 NAPOLITANO TO IBM CEO/CHAIR, IBM BOARD, PRES. BUSH, SEC. CHAIR, et al NO REPLY
7) " " " FEB 1, 05 NAPOLITANO TO SEC. CHAIR, PRES BUSH, A.G. IBM SEC'Y O'DONNELL, et al NO REPLY
" " " MAY 30, 05 NAPOLITANO TO PRES BUSH, AND IA PETITION DTD JULY 27, 05 NAPOLITANO TO PRES BUSH et al ..
BOOK "WHO SAYS ELEPHANTS CAN'T DANCE", "INSIDE IBM'S HISTORIC TURNAROUND" (GERSTNER)
"UNDERSTANDING OUR COMPANY", "AN IBM PROSPECTUS"

MR. O'DONNELL,

IN THE INTEREST OF TRUTH, JUSTICE AND BREVITY, I BEG YOUR ATTENTION AND OBJECTIVITY - JURIDICAL CURIOSITY - TO THE SUBJECT, REFERENCED DOCUMENTATION, MOST BEING RECENT ENTREATIES - IA PRO PATRIA - IN DEFENSE OF, FOR RETRIBUTIVE JUSTICE - REDRESS OF GRIEVANCES, QUI TAM DUE HUMANITY, US-AMERICA! V. IBM CORPORATE-GOVERNMENT CRIMINAL CONSORTIA, IE STATE SPONSORED, AIDED & ABETTED, IMMUNIZED HISTORICAL "IBM UNLAWFUL, PREDATORY MONOPOLY", AS ASCERTAINED, PROSECUTED BY U.S. D.O.J. BUT PARDONED, REWARDED BY PERFIDIOUS MOBOCRATIC GOVERNMENT CONSORTIA CRONIES, ANTITHESIS TO DEMOCRACY, THE CONSTITUTION, TRUTH & JUSTICE!

THE REF 2 & 3 IA PETITIONS - ADVOCATING THE SEPARATION OF THE IBM CEO POST FROM THAT OF THE CHAIRMANSHIP, SUBMITTED TO THE IBM CEO/CHAIR, AND YOU SIR, IBM SECRETARY FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2005 IBM STOCKHOLDERS MEETING, ALAS, TO NO AVAIL; IBM UNLAWFULLY, WRONGFULLY - MALICIOUS MISPRISION - STIFLED OUR BONA FIDE IA PETITIONS, AN IBM DASTARDLY DIRTY TRICK, RENDERING DESTITUTE IBM'S ALLEGED "TRUST AND PERSONAL RESPONSIBILITY IN ALL RELATIONSHIPS" AS EQUIVOCATED IN IBM'S UTTERLY SPECIOUS PROSPECTUS, AN EXERCISE IN SACRILEGIOUS HYPOCRISY, MEMORIALIZED IN THE REF 1) IBM CELEBRATION OF WICKED WATSONS' "IBM'S UNLAWFUL PREDATORY MONOPOLY" CORPORATE CRIMINAL CULTURE OF BELIAL BARRATRY!

WE HEREBY RESUBMIT TO IBM CEO/CHAIR, IBM BOARD, IBM SECRETARY, THE REFERENCED 2) AND REFERENCED 3) SUBMITTAL FOR INCLUSION, IN THE PROXY MATERIALS FOR THE 2006 IBM STOCKHOLDERS MEETING. PLEASE COMPLY.

RE: "WHO SAYS ELEPHANTS CAN'T DANCE?" ALAS, THE TRAMPLED, TORTURED SOULS BENEATH THE IBM BIG BLUE BULL ELEPHANTS MASSIVE BELIAL BARRATRY'S FEET!

PLEASE PROVIDE US WITH DOCUMENTATION ATTESTING TO EACH DIRECTORS DECISION AND REASONS FOR REJECTION.

EX ANIMO, Patrick J. Napolitano, PRO PATRIA AMERICAN!

COPIES TO: PRES G.W. BUSH, SEC. CHAIRMAN, & OTHERS T.B.D.

ATTACHMENTS: REF 2 & REF 3

SAMUEL J PALMISANO
CEO-CHAIRMAN IBM CORP
NEW ORCHARD ROAD
ARMONK, NY. 10504

VIA CERTIFIED MAIL-R³
7003 3110 0000 4709 9015

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

"FOR GOD AND COUNTRY"
AUG. 10, 2004
AUG 19, 2005

REF1) 1A Pro Patria America! Petition for the separation of IBM CEO-Chair Positions, ATTACHED
REF2) INFERNAL BALLISTIC MISSILE, DEC 1, 03 IBM TO SEC, JAN 7, 04 SEC TO IBM
REF3) 1A Pro Patria America! PETITION, AUG 1, 04 NAPOLITANO TO SEC DONALDSON, PRES. BUSH, IBM PALMISANO

SAM, et al.
PLEASE FIND ATTACHED REF1) Pro Patria America! 1A Petition for Good Governance, for inclusion in IBM'S PROXY MATERIALS FOR 2006 IBM STOCKHOLDER'S MEETING. THE PROPOSAL, EXTREMELY NECESSARY TO ENHANCE THE IBM BOARD OF DIRECTORS INDEPENDENCE, COMPETENCE, OBJECTIVITY, DILIGENCE, INTER ALIA, ACCESSIBILITY TO STOCKHOLDERS.
THE REF1) PROPOSAL HAS BEEN SUBMITTED TO AND REJECTED BY, ARBITRARY, DASTARDLY IBM SEC VENDETTA AGAINST THE 1A PETITIONS PRO PATRIA-IN DEFENSE OF AMERICA!, AND AGAINST AMERICA'S ADVOCATE, PETITIONER-RELATOR OVER A PERIOD OF TEN YEARS, MOST RECENTLY IN 2003/04 MEETING CYCLE, IBM S.O.P. UNLAWFULLY, SYSTEMATIZED TERRORISM, EXCORIATION, DENIGRATION AND SUPPRESSION-OFFICIALS' MISPRISION-WITH EXTREME MALICE IN PERPETUITY BY IBM SEC REF2) DESPITE IBM'S BOARD OF DIRECTOR'S UNEQUIVOCAL ATTESTATION-IBM TRUE CONFESSION-AUTHORITATIVELY VALIDATING PRECISELY & COMPLETELY AB INITIO, CONTINUUM OVER "TWO GENERATIONS" THE BONA FIDE, WHOLE TRUTHFULNESS, RULE OF LAW IMPERATIVENESS IN SWORN OATH DEFENSE OF OUR CONSTITUTION, MATTERS OF ACTUAL FACT, INTER ALIA, ARGUMENTS SPECIFIED IN OUR 1A Pro Patria-"ONE NATION UNDER GOD"-AMERICA! CRUSADE VS. WICKEDLY WARPED WATSONS' EVIL LEGACY & IBM'S DASTARDLY, INCORRIGIBLE, REMORSELESS, DISHONORABLE, DISHONEST CORPORATE BACKSTABBING CULTURE (AS WIDELY ACKNOWLEDGED BY GERSTNER) CRIMINAL FRAUD, INEXPIABLE INFINITE INJUSTICES SYSTEMATIZED TERRORISM DIABOLICALLY CONSPIRED, AB INITIO, PERPETRATED AND PERPETUATED CONTINUUM BY EACH AND EVERY ONE OF WATSONS' SUCCESSORS AGAINST HUMANITY, US AMERICA! N.B. IBM'S TRUE CONFESSION TO GUILTY AS CHARGED EXTENSIVELY IN Pro Patria America! 1A Petitions AND THE IGNOMINIOUS IBM MISMANAGEMENT DEBACLE (HEY, LOUIE!) AND FED BAILOUT PROVES THE ABSOLUTE AND INCONTROVERTIBLE TRUTH Pro Patria America Petitioner-Relator ABSOLUTELY RIGHT, AND IBM FLUMMOXED GOVERNMENT, "THE POWERS THAT (OWN QUEENS THRONE) BE" ABSOLUTELY WRONG!
WE TRAVELED LONG DISTANCES TO ATTEND IBM MEETINGS, WHERE WE DILIGENTLY BEGGED IBM CEO-CHAIRMEN AND DIRECTORS, TO NO AVAIL, FOR A PUBLIC FORUM, FOR THE MUTUAL BENEFIT OF AMERICA! AND THE IBM CORP. BY REFORMING MISCREANT IBM MANAGEMENT'S CORRUPTION, UNETHICAL, UNLAWFUL MALFEASANCE THAT EVENTUATED THE I! Bully MOOSE IGNOMINIOUS DEBACLE, WHICH WAS READILY AVOIDABLE GIVEN MANAGEMENT THAT WOULD LISTEN TO REASON, "BELIEFS".
THE IBM CEO-CHAIRMEN AT THE MEETINGS, THREATENED US WITH FURTHER BODILY HARM, DESECRATED OUR HUMAN, CONSTITUTIONAL, CIVIL, VESTED RIGHTS AND DEFORCED US OF OUR PERSONAL PROPERTY.
IN SUPPORT OF REF1) Petition, ATTACHED IS A COPY OF DIRECTOR BURKES LETTER TO PROPONENT. IRONICALLY JIM WAS PUT IN CHARGE OF THE SEARCH COMMITTEE FOR A NEW IBM HEAD-LOUIE.
ALSO ATTACHED IS A COPY OF A MEDIA ARTICLE CONCERNING IBM DIRECTOR BROWN WHICH I SENT TO IBM TO SUPPORT OUR PETITION IBM, S.O.P. DASTARDLY DISHONORABLE, DISHONESTLY, IN RUTHLESS WRONGFUL RETALIATION AGAINST US, (IBM NEVER ANSWERS OUR PETITIONS) SENT THE ARTICLE TO THE SEC, DESPICABLY EXPLOITED DR. BROWN AND US TO DUPE SEC. INTO REJECTING OUR 1A PETITIONS CONDEMNING IBM'S "INFERNAL BARRATRY MASSTERS INEXPIABLE INFINITE INJUSTICES, ANTEBELLUM WWII-CONTINUUM CAPITOL-CAPITAL CRIMES VS HUMANITY!! US AMERICA!! AS FULLY CONFESSED TO-SELF DAMNING-BY IBM CORP. CEO-CHAIR & BOARD IN YOUR (REF2) IBM OFFICIAL DECLARATIONS TO THE S.E.C. & 1A Pro Patria America! PROPONENT. AB INITIO "IBM UNLAWFUL PREDATORY MONOPOLY" AIDED/ABETTED TO OMNIPOTENCE BY "IBM FLUMMOXED GOVERNMENT" OVER 3½ GENERATIONS ENTRENCHED MALIGNANT MISPRISION, FINALLY ATTESTS-CONFESSES FULLY-TO IBM HISTORICAL CRIMINAL CULTURE-WITH NO CONTRITION-PERFECTOR IM PERFECT-, NO REMORSE, NO REMEDIES, NO RESTITUTION. EVIL IBM REMAINS IN RELENTLESS RETALIATION, RAPING & RAVAGING OUR LIVES, OUR RIGHTS, OUR CONSTITUTION, OUR AMERICA!! INFERNAL BARRATRY MASSTERS REIGN SUPREME!

SINCERELY, Patrick J. Napolitano-AMERICAN!!
* FOR THE ABOLITION OF EVIL BARRATRY

COPIES TO: et al.
PRES. G.W. BUSH, SEC'N DONALDSON, et al.

DANIEL E. O'DONNELL
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK N.Y. 10504

VIA CERTIFIED MAIL-R3
7001 1940 0001 5404 4794

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FL 34983
Oct. 26, 2003
AUG 10, 2004
AUG 19, 2005

SUBJECT: PRO PATRIA AMERICA PETITION FOR INDEPENDENT CHAIRMAN, EFFECTIVE CORPORATE GOVERNANCE
REF: PRO PATRIA AMERICA PETITIONS, CONTINUUM, eg "OCT 11, 1994, NOV 6, 1997, SEPARATION OF CEO FROM CHAIR"

MR. O'DONNELL,

AXIOM, IA PETITIONS FOR REDRESS OF GRIEVANCES ARE PERSONAL IMPERATIVE INTRINSIC TO THE FOUNDING CHARTERS SACRED HONOR COVENANT, THEREFORE, PLEASE FIND SUBJECT IA PRO PATRIA AMERICA! PEREMPTORY PETITION/PROPOSAL ENCLOSED FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2006 IBM STOCKHOLDERS MEETING. N.B. IBM HAS RENDERED ALL IA PETITIONS INTEGRAL TO ENABLE IBM'S DESTRUCTION OF IA PETITIONS & PROPONENT.

IRREFUTABLE, THE DIRE NEED - REQUIREMENT IN OUR NATION'S VITAL INTERESTS - FOR THE SEPARATION OF THE CEO POSITION FROM THAT OF THE CHAIRMAN'S POSITION - TO ENSURE AN INDEPENDENT, FULLY COMMITTED TO - AND ACCESSIBLE BY - THE SHAREHOLDERS - EFFECTIVE BOARD CHAIRMAN AND DIRECTORS, WAS CLEARLY EVIDENT, AB INITIO, AND RECOMMENDED IN PROPONENT-RELATOR'S IA PRO PATRIA PETITIONS TO IBM, et al AS EXEMPLIFIED IN THE REFERENCED 1994 AND 1997 IA PETITIONS FOR THE DERACINATION OF THE ENTRENCHED IBM EMPOISONED, DOUBLE-CROSS, "BACKSTABBING COERCIVE TO GET ALONG - QUID PRO QUO - DEMANDING GOING ALONG VENAL GREED CREED - STANDARDS OF IBM'S CORPORATE CULTURAL CRIMINAL FRAUD, INEXPIABLE CRIMES AGAINST GOD AND COUNTRY, COMPILING MISCREANT IBM'S AIDED AND ABETTED PERFIDIOUS PRACTICES OF PERSECUTION IN EXTREMIS AGAINST PROPONENT-RELATOR, AB INITIO, THEREBY ENABLING IBM'S BARRATROUS EVASION OF JUSTICE AND DUE RETRIBUTION, TO VIRULENTLY EXCORIATE, CRUCIFY, SUPPRESS (TORTUROUS MISPRISION) AND DIABOLICALLY DEPREDATE THE SACRED HONOR COVENANT IA PRO PATRIA - IN DEFENSE OF AMERICA! PROPONENT RELATOR CRUSADE, LAWFUL, REQUIRED PETITIONS VS. VENAL IBM'S UNAVENGED INEXPIABLE ATROCITIES AGAINST HUMANITY, AMERICA! eg. THE LEAST, BILLION $ FOR BARRATROUS CORPORATE WELFARE ANNUALLY, ie IBM-FED "SWEETHEART - QUID PRO QUO - NO BID, NO LID, BARRATRY - DEVILS'; ALAS, WOE IS U.S! N.B., IT NECESSARILY FOLLOWS - SEPARATION CEO FROM CHAIR, THAT THE OFFICE OF THE SECRETARY" - A MANAGEMENT COHORT, MAJOR IMPEDIMENT TO HONEST CORPORATE GOVERNANCE, MUST BE REESTABLISHED AS FULL TIME SECRETARY TO THE BOARD OF DIRECTORS", THAT WOULD SERVE AS A MEANS OF - TRANSPARENCY - PRESENCE, CONTINUITY BETWEEN THE BOARD - COMMITTEE MEETINGS.

BY COPY OF THIS IA PETITION, THE PROPONENT - RELATOR HEREBY REQUEST THE S.E.C. CHAIRMAN REQUIRE THE S.E.C STAFF TO OBJECTIVELY, RIGOROUSLY REVIEW ALL OUR IA PETITIONS SUBMITTED OVER MANY YEARS TO IBM-SEC. FOR EFFICACY, URGENCY, AND TO COORDINATE, AS NECESSARY, WITH "OVERSIGHT BOARD", THE STAFFS OBJECTIVE FINDINGS ALONG WITH THE ENCLOSED INSTANT IA PETITION, FOR DUE PROCESS REDRESS OF HUMANITY - AMERICA'S GRIEVANCES, & RESTITUTION FOR IBM'S PERPETRATED, PERPETUATED ATROCITIES.

IBM CORPORATE WRONGDOINGS - DETRIMENTAL TO THE GENERAL WELFARE OF THE NATION - HAVE INFRINGED ON, JEOPARDIZED THE PRESIDENTS AUTHORITY TO ADMINISTER FOREIGN POLICY, eg IBM'S DEALINGS WITH FOREIGN GOVERNMENTS; OFFSHORING AMERICAN JOBS, DOLLARS; IMPORTING LOW WAGE WORKERS TO DISPLACE AMERICAN WORKERS CORPORATE SCABBING, etc. SUCH ACTIONS DEMANDING A DETAILED ECONOMIC IMPACT STATEMENT FOR APPROVAL, PREMISED IN PETITIONS.

SINCERELY Patrick J Napolitano

COPIES TO: WITH ENCLOSURE

PRESIDENT GEORGE W. BUSH WHITE HOUSE
WILLIAM DONALDSON, CHAIRMAN, S.E.C.

ATTACHMENT TO PALMISANO AUG 10, 04

2 OF 2 2004
1 OF 2 2003

STOCKHOLDER PRO PATRIA AMERICA PETITIONS FOR CORPORATE-FIDUCIARY DUTY-GOVERNANCE

REF: IA PRO PATRIA AMERICA PETITIONS TO IBM, dated e.g. DTD OCT 11, 1994, NOV 6, 1997 "INDEPENDENT GOVERNANCE"

WHEREAS: THE AUTOCRATIC CEO-CHAIRMAN POSITION IN PRINCIPLE AND PRACTICE A GRAVE CONFLICT OF INTERESTS, AB INITIO, DOMINATES, DEFORCES BOARD OF DIRECTORS OF LAWFULLY REQUIRED DUE INDEPENDENT DILIGENCE, THEREBY NATURING AND NURTURING - CULTURAL IMPERATIVE, AN IBM ENVIRONMENT OF MALIGNANT DERELICTION OF DIRECTORS' FIDUCIARY DUTIES eg CONSPIRED FAILURE-REFUSAL TO EXCERCISE DUE DILIGENCE, REDUCES DIRECTORS TO PUPPETS PROFESSING AND PRACTICING A POLICY OF SUBSERVIENCY-ABSOLUTE DEFERENCE-CRONYISM SHIELD-TO WIDELY EVIDENCED, ADMITTED CULPABLE CEO-CHAIRMEN MISMANAGEMENT, DISHONORABLE MALGOVERNANCE DEBACLE AT DEVASTATING "SPECTRUM OF SACRIFICE" EXPENSE TO AMERICA, JUSTICE, RULE OF LAW, TRUST, SHAREHOLDER, STAKEHOLDERS, et al. INTERESTS. ERGO,

RESOLVED: THAT THE STOCKHOLDERS OF IBM IN PERSON AND PROXY, HEREBY - IN THE VERY INTEREST OF CORPORATE, HIGH PRINCIPLED, DEDICATED, LAWFUL FIDUCIARY DUTIES OF QUALIFIED INDEPENDENT DIRECTORS - GOVERNANCE, - URGE THE BOARD OF DIRECTORS TO EXCERCISE THEIR IMPERATIVE FIDUCIARY DUTIES BY DECLARING THE BOARD'S DIRECTORS' INDEPENDENCE FROM THE CEO, BY PLEDGING THEIR FIDELITY TO THE COMPANY SHAREHOLDERS, STAKEHOLDERS BY IMMEDIATELY EFFECTUATING THE SEPARATION - INDIVIDUALIZATION - OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD, ie CEO POSITION SPLIT FROM CHAIRMAN POSITION TO ENSURE AN INDEPENDENT, QUALIFIED BOARD CHAIRMAN AND DIRECTORS (N.B. INDEPENDENT = OUTSIDE; CHAIR-CEO, STATUS QUO, LEAD DIRECTOR" NO GO, CAN'T SERVE TWO MASTERS) UNENCUMBERED BY - FREE FROM - THE CEO'S GRAVE COERCIONS THAT EMPOISON CORPORATE GOVERNANCE.

THE REFERENCED, CONSTITUTIONALLY MANDATED IA PRO PATRIA AMERICA PETITIONS CONTINUUM LIFE TIME, INCLUDED HEREIN - AS SUBMITTED, ARBITRARILY PERSECUTED AND REJECTED BY IBM-SEC -, BY REFERENCE, AS EPITOMIZED IN THE INSTANT PETITION, ARE PREMISED ON, inter alia, PEREMPTORY PRINCIPLES, CORRECTIVE ACTIONS, RECURRENCE CONTROL, ABOLITION OF CORPORATE AMERICA CRIMINAL FRAUD, etc, VIA PRACTICED PRESCRIPTIVE, CODIFIED STANDARDS OF EXCELLENCE BY INDEPENDENT CHAIR, BOARD OF DIRECTORS, eg (REF) "...INDIVIDUALIZE CEO-CHAIRMAN POSITIONS..." "...INDEPENDENCE REQUIRES SEPARATE CEO-CHAIR, OBJECTIVE PERFORMANCE, e APPRAISALS, DETAILED REPORTING. N.B. 1997, PROPONENT CONTINUES TO DEMAND MEETING WITH BOARD."

EXTREMELY ARBITRARY (TYRANNICAL) CULPABLE IBM-FED AIDED & ABETTED, RELENTLESSLY, WRONGFULLY EXCORIATES - CRUCIFIES - SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc.) PRO PATRIA AMERICA'S PROPONENT, RELATOR'S IA PETITIONS FOR BEING THE PROPONENTS PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM'S HISTORIC CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA! N.B. LAWFUL CORPORATE GOVERNANCE VIGOROUSLY ENCOURAGES (NOT PERSECUTE AS DOES IBM) RELATOR'S IMPERATIVE GOOD FAITH DUTY, AFFORDING TRANSPARENCY TO, ENHANCES GOVERNANCE.

NOTEWELL!: THE (SEC) "HIGH POWERED BLUE RIBBON OVERSIGHT COMMISSION ON PUBLIC TRUST" EMPANELED AS A RESULT OF THE WIDESPREAD MALIGNANT "CORPORATE AMERICA CRIMINAL FRAUD SCANDALS (WHEREFORE S.E.C.) RECOMMENDED (11-2002) "SPLITTING THE CHAIRMAN AND CEO POST" AS THE REQUIRED CORRECTIVE ACTION - RECURRENCE CONTROL NECESSARY FOR THE ABOLITION OF CORPORATE AMERICA, ENDURING CRIMINAL FRAUD.

THE BLUE RIBBON BOARD VALIDATED PRECISELY PRO PATRIA AMERICA FOR THE SEPARATION OF CEO-CHAIR POSITIONS, OVER EIGHT YEARS AND MANY GIGABUCKS LOST.

NOTEWELL: "...WE (IBM) MIGHT HAVE INADVERTENTLY CONTRIBUTED TO THE SPECTACULAR RISE AND FALL OF THE DOT COMS", "WAVE OF DOT COM HYSTERIA CREST THEN ULTIMATE COLLAPSE DURING 2002 (CEO-CHAIR)". ALAS, INADVERTENCY IS TANTAMOUNT TO MISMANAGEMENT - MALGOVERNANCE, CULPABILITY AUTOCRATIC CEO-CHAIR, CRONY DIRECTORS.

JUST THINK, WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS, PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD.

Johnson & Johnson

May 15, 1987

Mr. Patrick Napolitano
20306 Frankie Lane
Pflugerville, TX 78660

Dear Mr. Napolitano:

When you spoke with me before the IBM stockholders meeting in New Orleans, you mentioned that I had not responded to a letter you sent me.

I wanted to take this opportunity to reaffirm the response I gave you in New Orleans. When I receive mail in my capacity as Chairman of the Board for Johnson & Johnson, I ensure it receives a timely response from me or an appropriate member of Johnson & Johnson. However, I often receive mail relating to the business of other organizations. In situations like this, it is not unusual for me to forward that mail to the organization for handling. This was the case regarding your correspondence to me. Since you had written to me as a member of the board of directors of IBM, I forwarded that letter to IBM for their handling.

I hope this satisfactorily explains why you did not receive a response from me directly.

Sincerely,

J. E. Burke

J. E. Burke

kar

ATTACHMENT TO PALMISANO AUG. 10, 2004

4 OF 5

WASH. POST. FEB. 4 1981

Government raps IBM's tactics in suit

Leak of Stealth As a Dangerous Data Is Painted Election Ploy

United Press International

A draft report to a House subcommittee charged yesterday that the release of information last year about the super-secret Stealth aircraft was an election ploy by the Carter administration that seriously damaged U.S. security.

The report presented to the House Armed Services subcommittee on investigations urged a total revamping of Defense Department procedures for the protection of classified security information.

[illegible]

Those reports were confirmed by then-Defense Secretary Harold Brown, who said he was trying to head off further damage resulting from additional press leaks.

But the subcommittee's draft report rejected that argument.

"The release of this information in a formal press conference was a serious mistake and did serious damage to the security of the United States and our ability to deter or to contain a potential Soviet threat," the report said.

"The press conference gave the Soviets information of far more value than was contained in the earlier leaks. It amounted to official confirmation.

"The release of information about Stealth in the formal press conference was done to make the Defense Department and the administration look good in an election year, and not, as claimed, for the purposes of damage-limitation."

The report said not enough evidence was available to determine if the original leaks were "orchestrated by the administration in order to justify a formal press conference."

...ese objections ...y any judge in ...ntly you can ... one day this ... objections.'" ... has said: "I ...ch acrimony. ...e who are no-...or judge-bait-...r practices — ...ence like this ...cord."

Stealth leak termed a gem for Soviets

By GEORGE C. WILSON
Washington Post Service

analysis

WASHINGTON — The debate over who leaked what to whom, and when, about radar-invisible Stealth aircraft misses the real sore point for the non-political professionals in the defense community.

They angrily believe the Carter administration handed their counterparts in the Soviet Union a gem of information far more valuable than any of the sketchy technical details about Stealth that have been printed in the press.

The gem, in their view, is confirmation by the highest defense executive in the government that Stealth is not just another technological dream but a fully realized weapon that "alters the military balance significantly."

Armed with such a statement from Defense Secretary Harold Brown who made it at a televised news conference Aug. 22, the Soviet general in charge of air defense has a better-than-ever chance of obtaining more money to counter Stealth aircraft, these specialists say.

Neither the United States nor the Soviet Union has enough money to cover every bit in the defense field. The Kremlin's analysts are overwhelmed by thousands of pages of information about American weapons being pursued by military laboratories or ballyhooed by defense contractors. Trade journals, scientific papers, newspapers, speeches by generals, congressional hearings and floor debates add up to a groaning smorgasbord of information — some right, some wrong — about American weaponry.

Because the Soviet government plants stories in Russian publications, Kremlin analysts reading about Stealth in the American press must at least entertain the possibility that those stories are intended to send Soviet technology down the wrong path. This further complicates the job of deciding which American military projects are the important ones to worry about.



Defense Secretary Harold Brown: He spilled the beans, defense pros say.

What Brown and Pentagon research director William J. Perry did, with advance approval of the Carter White House, was assure the Kremlin that Stealth was indeed something to worry about. The Pentagon executives said test Stealth planes already had been built and flown successfully. Brown also said Stealth technology would be incorporated in any future bomber.

Not that those professionals in the defense and intelligence communities liked the articles in the *Washington Post*, *Aviation Week*, *Aerospace Daily* and other publications on Stealth technology dating back to 1976. They did not. But the professionals contend that the Carter administration, through the Pentagon news conference, alerted the Kremlin to where the United States stood on this radar-foiling technology, which both sides have been pursuing for decades.

There were articles back in the 1930s and '40s about the possibility of building an atomic bomb. But such press disclosures, the professionals argue, did not impel the government to tell the world that it actually had developed and tested an atomic bomb, that it worked and would alter the military balance.

Brown's counter to such criticism is that the Aug. 22 news conference disclosed nothing that would help the Soviets develop counter-measures to Stealth aircraft. The really hot technical information has not leaked out anywhere, the defense secretary said. And because the Stealth program was taking on so many more people, requiring so much more money from Congress and entering the debate over what kind of bomber to build, Brown said, it would have leaked out in a matter of months anyway.

"Rogue nations tend to be pretty incorrigible," said Harold Brown, former defense secretary. "One of the problems of American society is that we fail to understand the degree of ruthlessness or fanaticism that

IBM BOARD OF DIRECTORS I BESOUGHT HIS AID FOR FORUM. ZER[I]

ATTACHMENT TO PALMISANO AUG. 10, 2004 5 of 5 7 of 9

ATTACHMENT TO PALMISANO AUG. 10, 2004

Exhibit 3

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

29 DEC 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: International Business Machines Corporation (the "Company")
Incoming letter dated December 5, 1994

The proposal concerns the Company's Board of Directors and annual meetings.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

EARLIER (1994) Proposal

STOCKHOLDER'S PRO PATRIA AMERICA! PROPOSAL ON CORPORATE GOVERNANCE

WHEREAS "...AMERICA'S SURVIVAL IS THE FIRST PRIORITY," THEREFORE, RESOLVED:
THE STOCKHOLDERS OF IBM IN PERSON AND PROXY HEREBY RECOMMEND THAT THE CHAIRMAN TERMINATE THE BOARD OF RECORD FOR CAUSE, FORFEITURE ALL BENEFITS; ENSURE QUALIFIED BOARD RESPONSIBLE AND RESPONSIVE TO AMERICA'S NEEDS, CONTRACT REQUIREMENTS, STOCKHOLDER'S INTERESTS; RESTORE REASON TO THE METHODS AND AMOUNTS OF COMPENSATION FOR QUALIFIED DIRECTORS AND OFFICERS; REMOVE CONFLICT OF INTEREST INHERENT TO INDEPENDENCE/RESPONSIBILITY REVIEW AND AFFIRM CLAUSE - AMEND, PROVIDE OVERSIGHT, AFFIDAVIT; DEMAND FULL COMMITMENT FROM EACH DIRECTOR; ENSURE COMPLIANCE WITH IBM'S OBLIGATIONS AS CLAIMED E.O.E.; INDIVIDUALIZE CEO-CHAIR POSITIONS, OR PROHIBIT BOARD MEMBERSHIP TO EX CEO-CHAIRMEN; JUSTIFY ANNUAL MEETINGS, EXTENT, LOCATION, ENSURE PROCEEDINGS THEREOF WILL BE UNALTERED, TRUE TRANSCRIPT WITH PROPER IMPRIMATUR, TIMELY AVAILABLE TO <u>ALL</u> STOCKHOLDERS AS ESSENTIAL TO THE PROCESS OF KNOWLEDGEABLE STOCKHOLDERS;

REASON: THE SITTING, EX CEO-CHAIRMEN DOMINATED INDEMNIFIED BOARD, PURSUED SELF SERVING AGENDA. AN EVIDENCED DERELICTION OF IMPERATIVE DUTY THE DIRECTORS PROFESSING AND PRACTICING A POLICY OF DEFERENCE TO ADMITTED MISMANAGEMENT, FAILED TO EXERCISE DUE DILIGENCE, EVADED ADMONITIONS, IGNORED ENTREATIES, PERSISTED IN FAILURE TO AMEND ATTITUDES, FAILURE TO IMPROVE AND MAINTAIN EXPERTISE, COMPETENCY, IRRESPONSIBLY AND WRONGFULLY HONORING, CULTIVATING AND EXTORTIONATELY REWARDING ABJECT FAILURE, FOR WHICH ETHICS DEMAND RESTITUTION, THEREBY CULPABLY TOGETHER WITH IBM FAILED MANAGEMENT CAUSED THE COLLAPSE OF THE COMPANY WITH DEVASTATING CONSEQUENCE TO AMERICA!, EMPLOYEES, STOCKHOLDERS, HAVE INSTITUTIONALIZED ANNUAL TUMULTUOUS "ONETIME" RESTRUCTURINGS, DISHONORED CONTRACTS/"SELLOFFS", DEPLETED EQUITY, CHURN WORKFORCE-MORALE, GUILEFULLY HIRING WHILE "ARBITRARY" MASS FIRING FIASCO RAGES, UNCONSCIONABLY IN DEFAULT OF E.O.E. PERSISTS IN PERFIDIOUS OFFSHORING OF AMERICA'S JOBS, TECHNOLOGY, DOLLARS AS EVIDENCED BY, INTER ALIA, CORPORATE'S ESPOUSED MALIGNANT "SPECTRUM OF SACRIFICE", "..UNBELIEVABLE BURDEN..", "CHINESE WATER TORTURE", FUNDING-TRAINING FOREIGN ENTITIES AT DIRE COST TO AMERICA!, ETC. YEAR AFTER YEAR, INEVITABLY COMPELLING IMPERATIVE, EXTENSIVE "GERSTNER'S WAR TO REFORM IBM'S CULTURE", "HIS GREATEST CHALLENGE: FUNDAMENTALLY CHANGING IBM'S CULTURE", "ERADICATING MANY IBM TRADITIONS", "WITHOUT A BASIC SHIFT IN ATTITUDES & BEHAVIOR, IBM HE WARNS WILL CONTINUE TO SQUANDER ITS TECHNOLOGY AND TALENT". BEING UNEQUIVOCAL ADMISSION, DENUNCIATION OF THE ENORMITIES OF FAILED MANAGEMENT & THE BOARD, VALIDATES THE IMPERATIVENESS & URGENCY OF PRO PATRIA AMERICA! PROPOSAL. THE CHAIR-BOARD HINDER ACCESSIBILITY TO MEETINGS, OUTCOME ALL ISSUES PRE-DETERMINED, FINALIZED PRIOR TO MEETING, CHAIR-BOARD IN VIOLATION OF RULES OF ORDER, REDUCES TO ORCHESTRATED STUMP THEATRICS, WITHHOLDS TRANSCRIPT, PERPETRATES CENSORSHIP.

STOCKHOLDER'S PRO PATRIA AMERICAN PROPOSAL ON CORPORATE GOVERNANCE

ARGUMENTUM AD HOMINEM – SEVERAL DIRECTORS RESIGNED.

ANNUAL R&D, $6 BILLION, CORPORATE, IGNOMINIOUSLY FAILING CONTRACTS/ "BELIEFS," AMERICAN, EXPLOITING PUBLIC SUBSIDY, INSTIGATED CRUTCH CONSORTIA-ALLIANCES, DOMESTIC: THWART "ENEMY"; PERFIDIOUSLY DECLARING CLASHED "IBM U.S. BASED "COMPANY, "GLOBAL", "THE COMPANY'S SURVIVAL IS THE FIRST PRIORITY," "NATIONALISTIC FACTORS ARE SECONDARY PRIORITY," INSTIGATED FOREIGN CONSORTIA, EMBRACED "ENEMY".

CORPORATE PHILOSOPHY-PRACTICES REMAIN FLAWED, PRECEDENTIAL, DETRIMENTAL TO AMERICAN – "CONSORTIUM BACKTRACKS ALL AMERICAN PLEDGE," EMBRACES "ENEMY," CORRECTLY CONTENDING "GOOD TECHNOLOGY IS NOT ENOUGH," "IF YOU DON'T HAVE A VIABLE BUSINESS PLAN AND CREDIBLE MANAGEMENT YOU ARE NOT GOING TO SUCCEED WITH JUST TECHNOLOGY." GERSTNER – "AT THE HEART OF THE TURMOIL IS ONE SIMPLE FACT: IBM FAILED TO KEEP PACE WITH SIGNIFICANT CHANGE IN THE INDUSTRY." "WE HAVE BEEN TOO BUREAUCRATIC AND TOO PREOCCUPIED WITH OUR OWN VIEW OF THE WORLD."

Exhibit ______

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

STOCKHOLDER PRO PATRIA AMERICA PETITIONS FOR CORPORATE-FIDUCIARY DUTY-GOVERNANCE

REF: IA PRO PATRIA AMERICA PETITIONS TO IBM, dal.eg. DTD OCT 11, 1994, NOV. 6, 1997 "INDEPENDENT GOVERNANC

WHEREAS: THE AUTOCRATIC CEO-CHAIRMAN POSITION IN PRINCIPLE AND PRACTICE A GRAVE CONFLICT OF INTERESTS, AB INITIO, DOMINATES, DEFORCES BOARD OF DIRECTORS OF LAWFULLY REQUIRED DUE INDEPENDENT DILIGENCE, THEREBY NATURING AND NURTURING - CULTURAL IMPERATIVE; AN IBM ENVIRONMENT OF MALIGNANT DERELICTION OF DIRECTORS' FIDUCIARY DUTIES eg CONSPIRED FAILURE-REFUSAL TO EXCERCISE DUE DILIGENCE, REDUCES DIRECTORS TO PUPPETS PROFESSING AND PRACTICING A POLICY OF SUBSERVIENCY-ABSOLUTE DEFERENCE-CRONYISM SHIELD-TO WIDELY EVIDENCED, ADMITTED CULPABLE CEO-CHAIRMEN MISMANAGEMENT, DISHONORABLE MALGOVERNANCE DEBACLE AT DEVASTATING-"SPECTRUM OF SACRIFICE"-EXPENSE TO AMERICA, JUSTICE, RULE OF LAW, TRUST, SHAREHOLDER, STAKEHOLDERS, et al. INTERESTS, ERGO,

RESOLVED: THAT THE STOCKHOLDERS OF IBM IN PERSON AND PROXY, HEREBY-IN THE VERY INTEREST OF CORPORATE, HIGH PRINCIPLED, DEDICATED, LAWFUL FIDUCIARY DUTIES OF QUALIFIED INDEPENDENT DIRECTORS - GOVERNANCE, - URGE THE BOARD OF DIRECTORS TO EXCERCISE THEIR IMPERATIVE FIDUCIARY DUTIES BY DECLARING THE BOARD'S DIRECTORS' INDEPENDENCE FROM THE CEO, BY PLEDGING THEIR FIDELITY TO THE COMPANY SHAREHOLDERS, STAKEHOLDERS BY IMMEDIATELY EFFECTUATING THE SEPARATION-INDIVIDUALIZATION-OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD, ie CEO POSITION SPLIT FROM CHAIRMAN POSITION TO ENSURE AN INDEPENDENT, QUALIFIED BOARD CHAIRMAN AND DIRECTORS (N.B. INDEPENDENT=OUTSIDE; CHAIR-CEO, STATUS QUO, "LEAD DIRECTOR" NO GO, CAN'T SERVE TWO MASTERS) UNENCUMBERED BY-FREE FROM-THE CEO'S GRAVE COERCIONS THAT EMPOISON CORPORATE GOVERNANCE.

THE REFERENCED, CONSTITUTIONALLY MANDATED IA PRO PATRIA AMERICA PETITIONS CONTINUUM LIFETIME, INCLUDED HEREIN - AS SUBMITTED, ARBITRARILY PERSECUTED AND REJECTED BY IBM-SEC -, BY REFERENCE, AS EPITOMIZED IN THE INSTANT PETITION, ARE PREMISED ON, INTER ALIA, PEREMPTORY PRINCIPLES, CORRECTIVE ACTIONS, RECURRENCE CONTROL, ABOLITION OF CORPORATE AMERICA CRIMINAL FRAUD, etc, VIA PRACTICED PRESCRIPTIVE, CODIFIED STANDARDS OF EXCELLENCE BY INDEPENDENT CHAIR, BOARD OF DIRECTORS, eg. (REF) "...INDIVIDUALIZE CEO-CHAIRMAN POSITIONS..." "...INDEPENDENCE REQUIRES SEPARATE CEO-CHAIR, OBJECTIVE PERFORMANCE APPRAISALS, DETAILED REPORTING. N.B. 1997, PROPONENT CONTINUES TO DEMAND MEETING WITH BOARD."

EXTREMELY ARBITRARY (TYRANNICAL) CULPABLE IBM-FED AIDED & ABETTED, RELENTLESSLY, WRONGFULLY EXCORIATES-CRUCIFIES-SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc) PRO PATRIA AMERICA'S PROPONENT, RELATOR'S IA PETITIONS FOR BEING THE PROPONENT'S PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM'S HISTORIC CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA! N.B. LAWFUL CORPORATE GOVERNANCE VIGOROUSLY ENCOURAGES (NOT PERSECUTE AS DOES IBM) RELATOR'S IMPERATIVE GOOD FAITH DUTY, AFFORDING TRANSPARENCY TO, ENHANCES GOVERNANCE.

NOTEWELL: THE (SEC) "HIGH POWERED BLUE RIBBON OVERSIGHT COMMISSION ON PUBLIC TRUST EMPANELED AS A RESULT OF THE WIDESPREAD MALIGNANT "CORPORATE AMERICA CRIMINAL FRAUD SCANDALS (WHEREFORE S.E.C.) RECOMMENDED (11-2002) "SPLITTING THE CHAIRMAN AND CEO POST, AS THE REQUIRED CORRECTIVE ACTION-RECURRENCE CONTROL NECESSARY FOR THE ABOLITION OF CORPORATE AMERICA, ENDURING CRIMINAL FRAUD.

THE BLUE RIBBON BOARD VALIDATED PRECISELY PRO PATRIA AMERICA FOR THE SEPARATION OF CEO-CHAIR POSITIONS, OVER EIGHT YEARS AND MANY GIGABUCKS LOST.

NOTEWELL: "...WE (IBM) MIGHT HAVE INADVERTENTLY CONTRIBUTED TO THE SPECTACULAR RISE AND FALL OF THE DOT COMS," "WAVE OF DOT COM HYSTERIA CREST THEN ULTIMATE COLLAPSE DURING 2002 (CEO-CHAIR)." ALAS, INADVERTENCY IS TANTAMOUNT TO MISMANAGEMENT-MALGOVERNANCE, CULPABILITY AUTOCRATIC CEO-CHAIR, CRONY DIRECTORS.

JUST THINK, WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS, PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD.

DANIEL E. O'DONNELL
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK N.Y. 10504

VIA CERTIFIED MAIL - R[3]
7001 1940 0001 5404 4794

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FL 34983
Oct. 26, 2003

SUBJECT: PRO PATRIA AMERICA PETITION FOR INDEPENDENT CHAIRMAN, EFFECTIVE CORPORATE GOVERNANCE
REF: PRO PATRIA AMERICA PETITIONS, CONTINUUM, eg "OCT 11, 1994, NOV 6, 1997, SEPARATION OF CEO FROM CHAIR"

MR O'DONNELL,

AXIOM, IA PETITIONS FOR REDRESS OF GRIEVANCES ARE PERSONAL IMPERATIVE INTRINSIC TO THE FOUNDING CHARTERS SACRED HONOR COVENANT, THEREFORE, PLEASE FIND SUBJECT IA PRO PATRIA AMERICA! PEREMPTORY PETITION/PROPOSAL ENCLOSED FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2004 IBM STOCKHOLDERS MEETING. N.B. IBM HAS RENDERED ALL IA PETITIONS INTEGRAL TO ENABLE IBM'S DESTRUCTION OF IA PETITIONS & PROPONENT.

IRREFUTABLE, THE DIRE NEED - REQUIREMENT IN OUR NATIONS VITAL INTERESTS - FOR THE SEPARATION OF THE CEO POSITION FROM THAT OF THE CHAIRMAN'S POSITION - TO ENSURE AN INDEPENDENT, FULLY COMMITTED TO - AND ACCESSIBLE BY - THE SHARE HOLDERS - EFFECTIVE BOARD CHAIRMAN AND DIRECTORS, WAS CLEARLY EVIDENT, AB INITIO, AND RECOMMENDED IN PROPONENT-RELATOR'S IA PRO PATRIA PETITIONS TO IBM, et al AS EXEMPLIFIED IN THE REFERENCED 1994 AND 1997 IA PETITIONS FOR THE DERACINATION OF THE ENTRENCHED IBM EMPOISONED, DOUBLE-CROSS, "BACKSTABBING COERCIVE TO GET ALONG - QUID PRO QUO - DEMANDING GOING ALONG VENAL GREED CREED - STANDARDS OF IBM'S CORPORATE CULTURAL CRIMINAL FRAUD, INEXPIABLE CRIMES AGAINST GOD AND COUNTRY; COMPLING MISCREANT IBM'S AIDED AND ABETTED PERFIDIOUS PRACTICES OF PERSECUTION IN EXTREMIS AGAINST PROPONENT-RELATOR, AB INITIO, THEREBY ENABLING IBM'S BARRATROUS EVASION OF JUSTICE AND DUE RETRIBUTION, TO VIRULENTLY EXCORIATE, CRUCIFY, SUPPRESS (TORTUROUS MISPRISION) AND DIABOLICALLY DEPREDATE THE SACRED HONOR COVENANT IA PRO PATRIA - IN DEFENSE OF - AMERICA! PROPONENT RELATOR CRUSADE, LAWFUL, REQUIRED PETITIONS VS. VENAL IBM'S UNAVENGED INEXPIABLE ATROCITIES AGAINST HUMANITY, AMERICA! eg. THE LEAST, BILLION $ FOR BARRATROUS CORPORATE WELFARE ANNUALLY, ie IBM-FED "SWEETHEART - QUID PRO QUO - NO BID, NO LID, BARRATRY - DEVILS'. ALAS, WOE IS U.S! N.B. IT NECESSARILY FOLLOWS - SEPARATION CEO FROM CHAIR, THAT THE OFFICE OF THE SECRETARY" - A MANAGEMENT COHORT, MAJOR IMPEDIMENT TO HONEST CORPORATE GOVERNANCE, MUST BE REESTABLISHED AS FULLTIME "SECRETARY TO THE BOARD OF DIRECTORS." THAT WOULD SERVE AS A MEANS OF - TRANSPARENCY - PRESENCE, CONTINUITY BETWEEN THE BOARD - COMMITTEE MEETINGS.

BY COPY OF THIS IA PETITION, THE PROPONENT-RELATOR HEREBY REQUEST THE S.E.C. CHAIRMAN REQUIRE THE S.E.C. STAFF TO OBJECTIVELY, RIGOROUSLY REVIEW ALL OUR IA PETITIONS SUBMITTED OVER MANY YEARS TO IBM-SEC. FOR EFFICACY, URGENCY, AND TO COORDINATE, AS NECESSARY, WITH "OVERSIGHT BOARD", THE STAFFS OBJECTIVE FINDINGS ALONG WITH THE ENCLOSED INSTANT IA PETITION, FOR DUE PROCESS REDRESS OF HUMANITY - AMERICA'S GRIEVANCES, & RESTITUTION FOR IBM'S PERPETRATED, PERPETUATED ATROCITIES.

IBM CORPORATE WRONGDOINGS - DETRIMENTAL TO THE GENERAL WELFARE OF THE NATION - HAVE INFRINGED ON, JEOPARDIZED THE PRESIDENTS AUTHORITY TO ADMINISTER FOREIGN POLICY, eg IBM'S DEALINGS WITH FOREIGN GOVERNMENTS; OFFSHORING AMERICAN JOBS, DOLLARS; IMPORTING LOW WAGE WORKERS TO DISPLACE AMERICAN WORKERS CORPORATE SCABBING, etc. SUCH ACTIONS DEMANDING A DETAILED ECONOMIC IMPACT STATEMENT FOR APPROVAL. PREMISED IN PETITIONS.

SINCERELY Patrick J Napolitano

COPIES TO: WITH ENCLOSURE

PRESIDENT GEORGE W. BUSH WHITE HOUSE
WILLIAM DONALDSON, CHAIRMAN, S.E.C.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibits to sec no action letters re stockholderproposals.lwp

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 7, 2004

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 1, 2003

Dear Mr. Moskowitz:

This is in your response to your letter of December 1, 2003 concerning a shareholder proposal submitted to IBM by Patrick F. Napolitano. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St. Lucie, FL 34983

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

SAM PALMISANO, CEO-CHAIR & IBM CORP. BOARD OF DIRECTORS, et al

VIA CERTIFIED MAIL - R³ 7004 0750 0003 5098 9911

NOV. 1, 2004

REF: 1) WATSONS' IBM CORP. INTERNECINE REIGN OF TERROR EXTANT 4 GENERATIONS, ca. [illegible], AD INF
2) IA PETITIONS PRO PATRIA - AD INF DUTY DEFENSE OF, FOR QUI TAM DUE AMERICA V. IBM REIGN OF TERROR
3) IA PETITION PRO PATRIA AMERICA V. IBM, SEPT 2, 2003 NAPOLITANO TO IBM CEO-CHAIR BOARD, PRES BUSH NO REPLY
4) IBM WMD - WEAPON OF MASS DEPREDATION OF HUMANITY, US AMERICA, DEC 1, 2003 TO SEC., et al
5) IA PETITION PRO PATRIA AMERICA V. IBM, AUG 10, 04 NAPOLITANO TO IBM CEO CHAIR, BOARD, PRES BUSH, SEC CHAIR, NO REPLY
6) IA PETITION PRO PATRIA AMERICA V. IBM, et al OCT 2, 04 NAPOLITANO TO PRES BUSH, SEN KERRY, MC CAIN, EDWARDS, IBM, NO REPLY

TO:

WICKED WATSONS' IBM AT LARGE LEGATEES, ACCOMPLISHED GOLD BRICK ACCOMPLICES IBM REIGN OF TERROR AX ON: WICKED WATSONS' WASHINGTON WW II LEGACY, "GOLD BRICK DASTARDLY WMDS, TRAITOROUS, TORTUROUS TERRORISM OF EVIL BARRATRY'S IBM" ie "GOLD BRICK ... IBM" FLIM FLAMMED, WORE DOWN JUSTICE, EMPOWERED QUID PRO QUO, SHOW THE DOUGH, OFFICIALS' SOULS TO GO - TYRANNICAL BARRATRY - GOVERNMENT'S "STATE TERRORISTS AT LARGE PROTECTION PROGRAM THAT TREACHEROUSLY - HUBRIS OF SACRILEGIOUS HYPOCRISY - DESECRATES, DEPREDATES OUR CONSTITUTION - AMERICA'S VERY SOUL TO ABJECT ABSURDITY TO ILLEGALITY, REGALLY REWARD, HONOR "GOLD BRICK ... IBM" TO OMNIPOTENCE, eg. ARBITRARY GOVERNMENT GOLD BRICKS PROMISE DEMOCRACY, DASTARDLY, DELIVER EVIL BARRATRY, AIDING, ABETTING, SUBSIDIZING, IMMUNIZING "GOLD BRICK ... IBM'S UNLAWFUL PREDATORY MONOPOLY OF JUST US" COMMERCE & GOVERNMENT, THE MONEY POWERS THAT BE "BORN OF BASE - AVARICIOUSLY VENAL, PARASITICALLY NEFARIOUS PLUTOCRATIC BARRATRY, ie CAPITAL-CAPITAL INEXORABLE INFINITE INJUSTICES, DASTARDLY VIRULENT TERRORISM THAT FERMENTS "GOLD BRICK ... IBM" CORPORATE GOVERNMENT CRIMINAL - NO RESPONSIBILITY, NO ACCOUNTABILITY, CULTURE REWARDED TO EXCESS, ie IBM-FED WHERE EVIL BARRATRY THRIVES, LIBERTY - JUSTICE DIES, NO GOLD BRICK BARRATOR LEFT BEHIND, ie U.S. BILLION$ FOR EVIL BARRATRY, YET NOT ONE PENNY, ONLY EXTREMELY TORTUROUS INJURIES, PERSECUTION, IN EXTREMIS - SACRIFICING SUPREMELY - IN VAIN - FOR OUR DUTIFUL BILL OF RIGHTS PRO PATRIOTISM - IN DILIGENT DEFENSE OF OUR CONSTITUTION, AMERICA! VS. "GOLD BRICK ... IBM" FOR REDRESS OF GRAVE GRIEVANCES, INTER ALIA, TO EXACT RETRIBUTIVE JUSTICE - QUI TAM OWED BY "GOLD BRICK ... IBM" TO HUMANITY, US AMERICA! SUFFERING, SACRIFICING SUPREMELY CONTINUUM - IN VAIN - "GOLD BRICK ... WATSONS - "CONVICTED FELON," "PRESIDENTIAL CONFIDANT ADVISOR," INSTIGATOR, GODLESS "GOLD MEDAL WINNER" AS DEVIL'S DASTARDLY DIGITIZER OF HUMANITY FOR ANNIHILATION, VIA FACTA, "GOLD BRICK ... IBM" INTERNECINE BARRATRY MASTERS" "INFERNAL 'BURNING' MACHINES" REIGN OF TERROR, RUTHLESS, RELENTLESS CAPITAL-CAPITAL CRIMES, INTERNECINE BARRATROUSLY MURDEROUS ATROCITIES CONSPIRED, PERPETRATED BY WICKED WATSONS' IBM, RELENTLESSLY PERPETUATED BY WICKED WATSONS LEGATEES AGAINST HUMANITY, US AMERICA!, UNAVENGED, ERGO, OUR LIFETIME PRO PATRIA - IN DEFENSE OF - AMERICA! VS "GOLD BRICK .. IBM"!!

N.B. I WAS ONLY 19, SERVING AMERICA HONORABLY IN WICKED WATSONS WW II. I WAS ONLY 34 WHEN "GOLD BRICK .. IBM" MISCREANT MALMANAGEMENT CRIMINALLY, CRUELLY ORDERED ME WITHOUT WARNING INTO HARMS WAY TO SUFFER IBM'S DEVASTATING, PERMANENT TRAUMA "FIRE" TO MY HEAD ON THEIR GOLD BRICK ... IBM "RIGGED DEATH TRAP ON THE USAF B-52 SYSTEMS ENVIRONMENTAL TEST FACILITY. DUPED BY IBM WATSON, WE FOOLISHLY TRUSTED IBM TOM WATSON WITH OUR LIVES, ONLY TO BE BETRAYED, BACKSTABBED IN EXTREMIS - PERSECUTED ON IBM WATSONS VIRULENTLY VILE MEASURED WILL THEN FIRED BY THAT "GOD DAMN YOU, OLD MAN WATSON" & HIS CABINET REVOLVING DOOR - BOARD OF DASTARDLY GOLD BRICK DIRECTORS FOR PERSEVERING IN OUR IMPERATIVE PRO PATRIA - IN DEFENCE OF - AMERICA! AGAINST ACCURSED WICKED WATSONS "GOLD BRICK ... IBM - GOVERNMENT TERRORIST PROTECTION PROGRAM "SWEETHEART DEALS," ie "GOLD BRICK .. IBM WATSONS GLORIFIED WHOREHOUSE - "GOLD BRICK .. IBM'S VIRTUAL, VENAL VICE GRIPS EXCRUCIATING THE VITALS OF "UNCLE SAM", IBM SQUEEZES "U. SAM'S MIND, UNLIMITED FUNDS, FULL FORCE, TYRANNY FOLLOWS TO SAVE IBM TO CONTINUE EXPLOITING, EXTORTING, DEPREDATING HUMANITY, US AMERICA! TAXPAYERS, WITH IMPUNITY, TO AMA$$ IBM'S BOTTOM LINE! N.B. IBM CEO-CHAIR & BOARD ATTESTED TO, VERIFIED PRECISELY REF 2), YET TYRANNICALLY SUPPRESSED ENTIRELY - IBM S.O.P., THE URGENT PREMISES OF OUR IA PRO PATRIA - AD INFINITUM - AMERICA PETITIONS V. IBM. RE: MEDIA 5-14-04 "U.S. HAD CLOSE TIES TO NAZI WAR CRIMINALS" (eg IBM), 5-24-04 "COMFORT TO THE ENEMY" (eg IBM) 6-24-04 "IBM TO FACE SUITS LINKED TO HOLOCAUST," IF NOT INVOLVED, U.S. SHOULD HAVE FOUGHT, NOT HELP, EVIL IBM 70 YEARS AGO. IN SUM: OVER 40 YEARS, I BEGGED - IN VAIN - THE U.S. & "POWERS THAT BE" THREE + IBM CORP. TO HONOR THEIR SWORN OATH DUTY TO "HELP US HELP AMERICA! V. EVIL IBM. ALAS, ENTRENCHED ALLIED HELPED IBM KILL US, OUR GUESS. THIS DAY: I PRAY GOD FORCE YOU ALL TO SUFFER THE TERRORISM, TORTURE YOU ALL RELENTLESSLY WAGE AGAINST US.

COPIES TO: PRES G.W. BUSH, SEN J. KERRY, SEN J. MCCAIN, SEN J. EDWARDS, US. ATT GEN, AH c/o PRES. BUSH; S.E.C. CHAIR, et al

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

IBM NON-MANAGEMENT DIRECTORS, et al
c/o CHAIR BLACK, IBM DIRECTORS & CORPORATE
GOVERNANCE COMMITTEE, IBM CORP. MAIL DROP 390
NEW ORCHARD ROAD, ARMONK, N.Y. 10504

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

SEPT 9, 2005

REF: IA PETITION, AUG 19, 05, NAPOLITANO V. "IBM FLUMMOXED GOVERNMENT" NO REPLY

DEAR CHAIR BLACK,

FROM THE DEPTHS OF DESPAIR, VICTIMS OF IBM'S REIGN OF TERRORISM AND TORTURE.

OUR REFERENCED IA PRO PATRIA PETITION-CONTINUUM - TO THE VERY MANY GENERATIONS OF IBM CEO-CHAIRS (WATSONS C.O.L.A. G. P.) AND BOARDS OF DIRECTORS - COMPANY AND "INDEPENDENT" in IBM CORP., AND TO VERY MANY OTHERS IN HIGHEST OFFICIAL AUTHORITY, eg. REF: SUBMITTED VIA CERTIFIED MAIL TO IBM CORP, et al., REMAINS SUPPRESSED, A VICTIM OF IBM'S RELENTLESS TYRANNY.

OVER THE MANY GENERATIONS, "FOR GOD AND COUNTRY," WE PERSEVERE IN OUR URGENT APPEALS - FOR OUR LIVES, OUR ORGANIC-HUMAN RIGHTS, JUSTICE - ALAS TO ABSOLUTELY NO AVAIL - TO IBM'S CEO-CHAIRS' & BOARDS OF DIRECTORS' IMPERATIVE FIDUCIARY-ACCOUNTABLE-LAWFULLY REQUIRED DUTIES TO CONSTITUTIONAL PRINCIPLES, HUMANITY, US AMERICA! ALAS, IBM REMAINS DERELICT, OPAQUE, IMPENETRABLE, CANNOT BE ACCESSED BY TRUTH, OUR BEGGING FOR OUR LIVES, RIGHTS.

IBM, HUBRISTIC, SACRILEGIOUSLY HYPOCRITICAL, TYRANNICAL, RELENTLESSLY DEFORCES US OF OUR RIGHTS TO, INTER ALIA, FORUM IN THE PUBLIC'S INTEREST, AMICABLE DIALOGUE, MEDIATION, ARBITRATION, OUR GOD GIVEN RIGHTS, RESOURCES AND RECOURSE TO DUE PROCESS OF LAWFUL REPRESENTATION - IBM, INTERNECINE Belial Barratry MASSTERLS FLUMMOXED U.S. GOVERNMENT "INTO RUBBER STAMPING - AIDING & ABETTING - REGALLY REWARDING EVIL IBM'S INEXPIABLE, IRREPARABLE INFERNAL INFINITE INJUSTICES, UNAVENGED, AGAINST HUMANITY, US AMERICA!, ie WICKED WATSONS' WASHINGTON BELIAL BARRATRY-GO-ROUND, REVOLVING G.P.O. DOOR.

AS ENTITLED, WE URGENTLY REQUESTED OF IBM, THE NECESSARY DOCUMENTATION ATTESTING - IMPRIMATUR - TO EACH & EVERY DIRECTORS DELIBERATIONS, DECISIONS, WITH SPECIFIC - COGENT REASONS FOR IBM CORP'S UNLAWFUL, WRONGFUL TERMINATION OF OUR LIVES, OUR RIGHTS, OUR EMPLOYMENT, OUR CAREERS, DEFORCEMENT OF OUR PENSION - RESOURCES & RECOURSE TO DUE PROCESS, AND THE BOARDS UNANIMOUS REJECTION OF OUR IA PRO PATRIA AMERICA! PETITIONS; IBM'S CONSPIRED EXCORIATION, IBM'S MALICIOUS, MATERIALLY FALSE & MISLEADING STATEMENTS - MOUNTEBANKERY TO EMPOWER "IBM'S CONSPIRACY TO RAPE JUSTICE, BY FLUMMOXING U.S. S.E.C. - GOVERNMENT." BY COPY OF THIS LETTER I RESPECTFULLY REQUEST THE US ATTORNY GENERAL TO APPOINT A SPECIAL, INDEPENDENT PROSECUTOR TO DEFEND THE CONSTITUTIONAL PRINCIPLES, eg IBM, et al, DESECRATION OF THE CONSTITUTION, ATROCITIES AGAINST HUMANITY, US AMERICA! BY IBM, IN EXTREMIS. IBM OMNIPOTENT, THE HISTORICAL EXCEPTION TO THE RULE OF LAW.

PLEASE RECONCILE IBM'S "PRINCIPLES" AND PRACTICES. PLEASE COMPLY. THANK YOU.

IBM DEFORCED THE ME OUT OF "WE THE..." SINCERELY, Patrick F. Napolitano PRO PATRIA AMERICAN!

COPIES TO: BEGGING THEIR SWORN OATH IMPERATIVE DUTY TO "HELP US HELP AMERICA!" PLEASE!!

PRESIDENT GEORGE W. BUSH

ATTORNEY GENERAL ALBERTO GONZALEZ c/o PRESIDENT BUSH

CHAIRMAN U.S. S.E.C. CHRISTOPHER COX

Exhibit G

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

IBM

Office of the Vice President
Assistant General Counsel and Secretary

New Orchard Road
Armonk, NY 10504

October 11, 2005

Mr. Patrick F. Napolitano
622 SE Degan Drive
Port St. Lucie, FL 34983-2721

Dear Mr. Napolitano:

Ms. Catherine Black, Chair of the IBM Directors and Corporate Governance Committee, asked me to respond to your September 9, 2005 letter to the IBM Non-Management Directors.

Please be assured that I have received your August 19, 2005 letter with submitted materials, and that we will be responding to your submission in due course.

Thank you for your interest in IBM.

Sincerely yours,

Daniel E. O'Donnell

DEO/

António Leitão Quintas
Ruà da Escola, 3
Salgados
2640-577 Mafra
Portugal
351 261 815 863

December 28, 2005

Office of Chief Counsel
Division of Corporate Finance
Securitities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re.: Shareholder Proposal of A. L. Quintas-Securities and Exchange Act of 1934-Rule 14a-8, Letter of BakerBotts of Dec. 22, 2005, No Action Request.

Ladies and Gentlemen:

I received December 27, 2005 the above suject letter, on behalf of ConocoPhillips, I would like commenting as follows:

1) The proposal is a genuine proposal, in the best interests of shareholders at large.

2) If voted and approved, it will not directly or indirectly force ConocoPhillips in any conversations with the Proponent to settle the alleged grievance, as it is asserted by BakerBotts (page 2, last paragraph).

3) For the 2005 annual meeting, I made a mistake offering to recall the proposal. My shareholder's rights, should not be, this year, encumbered because of said mistake.

4) ConocoPhillips as Phillips appear to have a personal grievance against the Proponent, because they have relentlessly attempted to censor proposals, when they are made in a constructive way, like is the case this year.

e o nome do /

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 22, 2005

The proposal relates to the remuneration of non-employee directors.

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser